Exhibit 2.1

Dated                                                                                    30 May 2014

(1) THE PERSONS NAMED IN SCHEDULE 1

(2) E-CIGS UK HOLDING COMPANY LIMITED

(3) VICTORY ELECTRONIC CIGARETTES CORPORATION

AGREEMENT TO BUY THE SHARES IN TEN MOTIVES LIMITED AND 10 MOTIVES LIMITED

Mishcon de Reya
Summit House
12 Red Lion Square
London WC1R 4QD
Tel: 020 7440 7000
Fax: 020 7404 5982
Ref: KEM/LJ/43296.2

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION	1
2. SALE AND PURCHASE	9
3. Purchase price	10
4. Completion Accounts	11
5. CONDITIONs to completion	12
6. WARRANTIES	15
7. conduct before completion	16
8. COMPLETION	19
9. Right of set-off	21
10. Announcements and CONFIDENTIALITY	23
11. RESTRICTIve covenants	23
12. RELEASE OF GUARANTEES AND INDEMNITIES	26
13. TAX COVENANT	26
14. BUyer guarantee	26
15. notices and SERVICE of proceedings	28
16. Costs and stamp duty	29
17. Assignment and Successors	29
18. Continuing agreement	30
19. Further assurance	30
20. Entire agreement	30
21. remedies	30
22. Variation and Waiver	31
23. Severable provisions	31
24. Payments	32
25. withholding and grossing up	32
26. THIRD PARTY RIGHTS	33
27. Counterparts	33
28. Law and jurisdiction	33
Schedule 1 - The Sellers and the Sellers' Shareholdings	34
Schedule 2	36
Part A - TML	36
Part B – 10M	36
Schedule 3 – Warranties	38
Schedule 4 - Sellers' Limits	70
Schedule 5 – Conduct before Completion	74

Schedule 6 – Completion	76
Part A - Documents to be delivered by the Sellers	76
Part B - Decisions to be taken at Completion by the directors of the Companies	78
Part C - Other action to be taken by the Sellers	79
Part D - Documents to be delivered by the Buyer	79
Part E - other items to be delivered by the buyer	79
Schedule 7 - Completion Accounts	80
Part A - Basis of preparation of the Completion Accounts	80
Part B - Format of the Completion Accounts	81
Schedule 8 - The Property	83
Part A - Leasehold Property	83
Schedule 9 - Tax Schedule	84
Part A - Definitions and Interpretation	84
Part B - Tax Covenant	89
Part C - Tax Warranties	91
Part D – Limitations and General	99
Part E - Tax Administration	103
Schedule 10 – Earn-out	106
Part A – Earn-out provisions	106
Part B – Form of Revenue statement	114
Part C – Earn-Out Protections	114
Schedule 11 – Accounts	117

THIS AGREEMENT is dated 30 May 2014

PARTIES

(1)	The persons whose names and addresses are set out in column (1) of Schedule 1 (the Sellers).

(2)	E-CIGS UK HOLDING COMPANY LIMITED a company registered in England and Wales under number 09031860 whose registered office is at 25 Harley Street, London, W1G 9BR (the Buyer).

(3)
VICTORY ELECTRONIC CIGARETTES CORPORATION (to be renamed Electronic Cigarettes International Group) a company registered in State of Nevada, USA under number C13461-2004 whose registered office is at 11335 Apple Drive, Spring Lake, Michigan 49448, USA (the Buyer Guarantor).

BACKGROUND

(A)
The Sellers are the registered holders and the beneficial owners of, and have agreed to sell to the Buyer on the terms and conditions of this agreement, the whole of the issued share capital of Ten Motives Limited (TML) and the whole of the issued share capital of 10 Motives Limited (10M).

(B)	TML is a private limited company incorporated in England and Wales on 25 November 2008 under number 06757227. More details of TML are set out in Part A of Schedule 2.

(C)	10M is a private limited company incorporated in England and Wales on 2 February 2012 under number 07934188. More details of 10M are set out in Part B of Schedule 2.

AGREED TERMS

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement the following definitions apply:

10M A Ordinary Shares means A ordinary shares of £0.10 each in the capital of 10M;

10M B Ordinary Shares means B ordinary shares of £0.10 each in the capital of 10M;

10M Deferred Shares means deferred shares of £0.10 each in the capital of 10M;

Accountants means the Sellers' Accountants and the Buyer's Accountants;

Accounts means the audited financial statements prepared in accordance with GAAP in respect of each of the Companies as at and to the Accounts Date, comprising the individual accounts each of the Companies, including the balance sheet, profit and loss account, the notes, the cash flow statement and the directors' reports, copies of which are annexed at Schedule 11;

Accounts Date means 30 April 2014;

Agreed Form means, in relation to any document, in the form agreed by the parties to this agreement and signed for the purpose of identification by or on behalf of the parties;

Associate means, in relation to any person, a person who is connected with that person determined in accordance with section 1122 of the Tax Act;

Business Day means any day on which clearing banks generally are open for business in the State of Nevada and the City of London excluding Saturdays or Sundays and public holidays;

Buyer's Accountants means Baker Tilly Corporate Finance LLP of Davidson House, Forbury Square, Reading, Berkshire, RG1 3EU or their successors in business or any other firm of chartered accountants appointed by the Buyer for the purposes of this agreement;

Buyer's Bank Account means Chase Bank, 101 West Savidge Street, Spring Lake, MI 49456, USA, account number: 195-892-772, ABA number: 072-000-326 and Swift Code: CHASUS33;

Buyer's Solicitors means Mishcon de Reya, Summit House, 12 Red Lion Square, London WC1R 4QD or their successors in business or any other firm of solicitors appointed by the Buyer for the purposes of this agreement;

Cash Consideration has the meaning given in clause 3.1.1;

Claim for Tax has the meaning given to it in the Tax Schedule;

Companies mean each of TML and 10M (or both of them as the context requires), and Company shall be construed accordingly (unless otherwise expressly provided in this agreement);

Companies Act means the Companies Act 2006;

Companies' Auditor means the current auditor of the Companies, being Centrix Partnership of Suite 19, Hamill House, 112-116 Chorley New Road, Bolton, Lancashire, BL1 4DH;

Completion means the performance by the parties of the obligations (to the extent not previously waived under this agreement) assumed by them under clause 8;

Completion Accounts means the accounts and the Surplus Cash and the Working Capital Adjustment calculation prepared in accordance with clause 4.2 and Schedule 7;

Completion Amount means the Surplus Cash Estimate less the Working Capital Adjustment Estimate;

Completion Date means the date on which Completion takes place;

Conditions means the conditions set out in clause 5.1, and each is a Condition;

Confidential Information means secret or confidential, commercial, financial, marketing, technical or other information of the Companies and know-how relating to the Companies' projects, or the working of any of the processes or inventions it owns or uses including details of its research projects or its business (including its organisation and staff involved), lists and details of customers, prices, and commercial relationships and negotiations and any information in respect of which the Companies are bound by an obligation of confidence to a third party, in each case together with any reproductions of the information in any form or medium or any part(s) of it;

Consideration Shares means the common stock of US$0.001 each in the capital of the Buyer Guarantor to be allotted and issued to each of the Sellers pursuant to this agreement and as calculated in accordance with clause 3.1.4 and 3.3 in part consideration for the sale of the Shares;

Daily Extension Amount means a daily amount equal to US$500,000 divided by the number of days in the relevant calendar month (so that in the calendar month of August 2014 the Daily Extension Amount would be US$16,129.03 and in the calendar month of September 2014 the Daily Extension Amount would be US$16,666.66);

Daily Surplus Cash Amount means a daily amount equal to £450,000 divided by the number of days in the relevant calendar month (so that in the calendar months of June and September 2014 the Daily Surplus Cash Amount would be £15,000 and in the calendar months of July and August 2014 the Daily Surplus Cash Amount would be £14,516.13);

Disclosed has the meaning given in clause 6.5;

Disclosure Bundle means the CD-ROM containing the bundle of documents referred to in the Disclosure Letter (and which forms part of the Disclosure Letter), the index to which is in the Agreed Form;

Disclosure Letter means the letter dated today from the Sellers to the Buyer and which is delivered to the Buyer's Solicitors immediately before the execution of this agreement (and which includes the Disclosure Bundle);

Earn-out Consideration means that part of the Purchase Price to be determined and paid after Completion as provided in clause 3.1.5 and Part A of Schedule 10;

Encumbrance means and includes any right, claim, interest or equity of any person (including any right to acquire, option, right of pre-emption or right of conversion) or any mortgage, charge (whether fixed or floating), pledge, lien or assignment or any other encumbrance, priority or security interest or arrangement over or in the relevant property;

Estimated Liability means the estimated quantum of damages payable in respect of a Claim (as defined in clause 9.1) which has not been settled in accordance with clause 9.4;

Event has the meaning given to it in the Tax Schedule;

Exchange Price means US$10;

Expert has the meaning given in paragraph 3.1 of Part A of Schedule 10;

GAAP means all Statements of Standard Accounting Practice, Financial Reporting Standards and Urgent Issues Task Force Abstracts issued by the Accounting Standards Board of the United Kingdom including the requirements of the Companies Act 2006 and for the avoidance of doubt including the provisions of the financial reporting standard for smaller entities effective from April 2008;

group in relation to an undertaking, means that undertaking, any subsidiary undertaking or parent undertaking of that undertaking and any subsidiary undertaking of any parent undertaking of that undertaking and member of the group includes any undertaking in the group;

Insolvency Proceedings means any formal insolvency proceedings whether in or out of court, including proceedings or steps (including but not limited to any steps taken by creditors of the debtor company or debtor individual, directors of the debtor company, contributories of the debtor company, the debtor company itself and/or the individual debtor himself) leading to any form of bankruptcy, liquidation, administration, receivership (including administrative receivership, LPA receivership, the appointment of a receiver/manager and/or the appointment of a Court appointed receiver), arrangement (including a company voluntary arrangement or an individual voluntary arrangement) or scheme with creditors, moratorium, stay or limitation of creditors' rights, interim or provisional supervision by a court or court appointee, winding up or striking off, dissolution or any distress, execution or other process levied or event analogous to any of the events mentioned in this definition in any jurisdiction outside England and Wales;

Listing means the listing for trading of the Buyer Guarantor’s common stock on any of the following exchanges: the NYSE Market, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange or any successors of any of the foregoing (and Listed shall be construed accordingly);

Listing Date means the date of the Listing;

Listing Price means the lower of the price, per share, of the Buyer Guarantor's common stock (i) contained in the registration statement issued in connection with the Listing; or (ii) allotted and issued (or agreed to be allotted and issued) to any party (other than to the underwriters in respect of their fees in connection with the Listing) in connection with the raising of any funding on or around the time of (and not after, provided the price was not agreed before) the Listing;

Long-Stop Date means as defined in clause 5.1.3;

Material Adverse Change means any change in the business, operations, assets, financial or trading position or business prospects of either of the Companies (alone or combined) (including, without limitation, loss of a material customer or supplier or the commencement of litigation), or any event or circumstance that may reasonably be expected to result in such a change, which would or would reasonably be expected to result (directly or indirectly) in a loss to, or a detrimental effect on, either or both of the Companies during the two year period from the Completion Date of:

(a)	more than 20% of the annual EBIT (earnings before interest and tax) of either of the Companies for the financial year ending 30 April 2014, as set out in the Accounts; or

(b)	more than 20% of the annual revenue of either of the Companies for the financial year ending 30 April 2014, as set out in the Accounts;

Permitted Acquisition has the meaning given in paragraph 3.1 of Schedule 5;

Permitted Acquisition Costs has the meaning given in paragraph 3.2 of Schedule 5;

Permitted Acquisition Price has the meaning given in paragraph 3.1(d) of Schedule 5;

Prescribed Rate means the rate of 10 per cent per annum calculated daily and compounded monthly;

Property has the meaning given in Schedule 3;

Purchase Price has the meaning given in clause 3;

Sellers' Accountants means BDO LLP, a limited liability partnership with registered number OC305127 and registered address 55 Baker Street, London W1U 7EU or their successors in business or any other firm of chartered accountants appointed by the Sellers and notified to the Buyer for the purposes of this agreement;

Sellers' Advisors means the Sellers' Solicitors, the Sellers' Accountants and the Companies' Auditor;

Sellers' Solicitors means Mason Hayes Limited, Siviter House, No. 1 The Grange,

Altrincham Road, Wilmslow, SK9 5ND or their successors in business or any other firm of solicitors appointed by the Sellers for the purposes of this agreement;

Sellers' Solicitors' Bank Account means:

(a)
in relation to payments to be made in US$: Natwest Bank plc, US Dollar Client Account, sort code: 01-10-01, account number: 140/01/66153425, IBAN number:  GB97NWBK60730166153425, BIC/Swift Code: NWBKGB2L, account name: Mason Hayes Limited and reference: Ten Motives; and

(b)
in relation to payments to be made in GBP(£): Natwest Bank plc, Sterling Client Account, sort code: 01-10-01, account number: 50223755, IBAN number: GB25NWBK01100150223755, BIC/Swift Code: NWBKGB2L, account name: Mason Hayes Limited and reference: Ten Motives;

Set-Off Notice means a notice in writing from the Buyer which:

(a)	identifies a Claim (as defined in clause 9.1 of this agreement);

(b)	requires an amount equal to the Estimated Liability to be retained by the Buyer; and

(c)	contains an opinion from a barrister of at least ten years call stating that the Claim in question will, on the balance of probabilities, succeed and specifying the Estimated Liability;

Shares means the shares comprising the whole of the issued share capital of TML as specified in Part A of Schedule 2 and the whole of the issued share capital of 10M as specified in Part B of Schedule 2;

Surplus Cash means the aggregate surplus cash of the Companies as at Completion and comprising:

(a)
cash and cash equivalents recorded in the books and records of the Companies (cash equivalents means all bonds, notes, certificates of deposit, commercial paper with a maturity of not more than three months and interest which has accrued but not been received on positive cash balances). For the avoidance of doubt, cash includes cash in transit at the Completion Date;

(b)
less all outstanding indebtedness (including short-term and long-term indebtedness) for borrowed money (including principal amount, accrued but unpaid interest, penalties, premium and any fees or expenses relating to that borrowed money and its early repayment) with respect to any third party and with respect to the Sellers and any Associate of any Seller;

(c)	less all obligations related to the financing of fixed assets and inventory (including capital leases but, for the avoidance of doubt, excluding operating leases);

(d)
less any unrecorded liabilities corresponding to a difference between face and fair market value of interest rate cap contracts, interest rate swap contracts, foreign currency exchange contracts and other hedging or similar contracts (as well as any indemnities or breakage costs that would result from the termination of them);

(e)	less any financing of accounts receivable or inventory (to the extent not otherwise included in (a) - (d)), including receivables sold or discounted by means of daily financing or factoring;

(f)	less all corporation tax liabilities of the Companies referable to the period up to and including Completion;

(g)	less any directors loan account balances or any balances with related parties arising as a result of non-trading related activities;

(h)
less the remaining amount due to customers under deferred payment arrangements in respect of retrospective discounts and accounted for in the Completion Accounts under the specific accounting policy set out in Schedule 7;

(i)	less the extent to which trade creditors are over 60 days old and therefore deemed to be beyond terms (unless there are specific supplier terms to the contrary); and

(j)
less any bonus or incentive payments accruing to management, staff or third party consultants to the extent that they relate to the period up to the Completion Date and accounted for in the Completion Accounts under the specific accounting policy set out in Schedule 7;

Surplus Cash Estimate means £30,000 plus the Daily Surplus Cash Amount for each day from (but not including) the Accounts Date up to and including the Completion Date, or such other amount that the Sellers and the Buyer shall agree in writing prior to Completion;

Survival Provisions has the meaning given to it in clause 5.9

Taxation or Tax has the meaning given to it in the Tax Schedule;

Tax Act means the Corporation Tax Act 2010;

Tax Claim has the meaning given to it in Schedule 4

Tax Covenant has the meaning given to it in the Tax Schedule;

Tax Schedule means Schedule 9;

Tax Statute has the meaning given to it in the Tax Schedule;

Tax Warranty means any warranty set out in Part C of the Tax Schedule;

TCGA has the meaning given to it in the Tax Schedule;

TML A Ordinary Shares means A ordinary shares of £0.10 each in the capital of TML;

TML B Ordinary Shares means B ordinary shares of £0.10 each in the capital of TML;

TML Deferred Shares means deferred shares of £0.10 each in the capital of TML;

undertaking, subsidiary undertaking and parent undertaking have the meanings set out in sections 1161 and 1162 of the Companies Act;

United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

US GAAP has the meaning given to it in clause 5.1.1(a);

US GAAS has the meaning given to it in clause 5.1.1(c);

Warranties means the warranties contained or referred to in clause 6.1, the Tax Schedule and Schedule 3;

Warranty Claim has the meaning given to it in Schedule 4;

Working Capital means the working capital of the Company as at Completion calculated in accordance with paragraph 3 of Part A of Schedule 7;

Working Capital Adjustment has the meaning given in clause 3.1.3;

Working Capital Adjustment Estimate means £0, or such other amount that the Sellers and the Buyer shall agree in writing prior to Completion; and

Working Capital Target means £3,800,000, or such other amount that the Sellers and the Buyer shall agree in writing prior to Completion.

1.2
References in this agreement to statutory provisions are references to those provisions as amended, extended, consolidated or re-enacted from time to time and include the corresponding provisions of any earlier legislation and any orders, regulations, instruments or other subordinate legislation made under the statute concerned except to the extent that any amendment enacted after the date of this agreement would increase or extend the liability of any party.

1.3	General words are not to be given a restrictive meaning because they are preceded or followed by words indicating a particular class of acts, matters or things.

1.4
Unless otherwise specified, words importing the singular include the plural, words importing any gender include every gender and words importing persons include bodies corporate and unincorporated; and (in each case) vice versa;

1.5
References to clauses, schedules and other provisions are references to clauses and other provisions of and schedules to this agreement. The schedules are part of this agreement as if set out in the main body of it.

1.6	The headings are for ease of reference only and do not affect the interpretation of this agreement.

1.7
References to this agreement or any other document are, where the context admits, references to this agreement or that other document as varied, supplemented, novated and/or replaced in any manner from time to time.

1.8	Obligations and liabilities given or assumed by the Sellers are assumed or given jointly and severally unless otherwise expressly stated.

1.9
References to any English legal or accounting term for any action, remedy, method of judicial proceeding, legal or accounting document, legal or accounting status, court, governmental or administrative authority or agency, accounting body, official or any legal or accounting concept practice or principle or thing in respect of any jurisdiction other than England are deemed to include what most approximates in that jurisdiction to the English legal or accounting term concerned.

1.10	References to time are to London time.

1.11	References to £ or GBP are references to the lawful currency from time to time of the United Kingdom.

1.12	References to US$ or Dollars are references to the lawful currency from time to time of the United States of America.

2.	SALE AND PURCHASE

2.1
On and subject to the terms and conditions of this agreement, each Seller will sell and the Buyer will buy the full legal and beneficial ownership in the Shares shown opposite each Seller's name in column (3) of Schedule 1 with effect from Completion together with all rights and benefits attaching to them from Completion.

2.2	Each of the Sellers severally covenants to the Buyer that:

2.2.1	the Shares are fully paid (or credited as fully paid) and, on the date of this agreement and on Completion, constitute the whole of the allotted and issued share capital of the Companies;

2.2.2	they have full power and authority and the right to transfer the legal and beneficial title to the Shares on the terms of this agreement; and

2.2.3	on Completion the Shares will be free from any Encumbrance (whether or not known about by any Seller or the Buyer).

2.3
Each Seller irrevocably consents to the transfer of the Shares to the Buyer and each Seller waives and agrees to procure the irrevocable waiver of all pre-emption and similar rights which may exist in relation to the Shares or any of them to which that Seller or any other person may be entitled under the articles of association of the respective Companies or otherwise in relation to the sale and purchase of the Shares under this agreement.

2.4
The Buyer need not complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously, but completion of the purchase of some of the Shares will not affect the Buyer's rights to the others.

3.	PURCHASE PRICE

3.1	The purchase price for the Shares (Purchase Price) will be the aggregate of:

3.1.1
US$40,000,000 plus any amount payable pursuant to clause 5.11 plus any amount of the Permitted Acquisition Price and Permitted Acquisition Costs payable by the Buyer pursuant to paragraph 3.2 of Schedule 5 in respect of the Permitted Acquisition (the Cash Consideration);

3.1.2	plus Surplus Cash if this is a positive figure and minus Surplus Cash if this is a negative figure;

3.1.3
plus the amount by which the Working Capital exceeds the Working Capital Target or, as the case may be, less the amount by which the Working Capital is less than the Working Capital Target (the Working Capital Adjustment);

3.1.4
plus US$54,000,000, to be satisfied on Completion by the allotment and issue to the Sellers of 5,400,000 Consideration Shares (based on US$54,000,000 divided by the Exchange Price) together with any increase in the number of Consideration Shares pursuant to clause 3.3, in each case credited as fully paid, and each Seller shall be allocated the Consideration Shares in the proportions set out opposite their respective names in column (4) of Schedule 1;

3.1.5	plus the Earn-out Consideration (if any) to be calculated, in accordance with Part A of Schedule 10.

3.2	The Cash Consideration plus or minus (as the case may be) the Completion Amount will be paid and satisfied in full and in cash on Completion in accordance with clause 8.3.

3.3
If the Listing Price is less than the Exchange Price the number of Consideration Shares to be allotted and issued credited as fully paid to the Sellers (as set out in clause 3.1.4) shall be increased so that the total aggregate value of such Consideration Shares by reference to the Listing Price is exactly US$54,000,000 (rounding up to the nearest whole number).

3.4
All of the Consideration Shares shall rank pari passu in all respects with the existing common stock of US$0.001 each in the capital of the Buyer Guarantor, including the right to receive all dividends declared, made or paid after the Completion Date (save that they shall not rank for any dividend or other distribution of the Buyer declared made, or paid by reference to a record date before the Completion Date).

3.5
The Surplus Cash and the Working Capital Adjustment will be calculated in accordance with clause 4.  On or before the date falling five Business Days after the date on which the Surplus Cash and the Working Capital Adjustment become final and binding in accordance with clause 4:

3.5.1	the Sellers will pay to the Buyer any amount by which the aggregate of the Surplus Cash and the Working Capital Adjustment is less than the Completion Amount; or

3.5.2	the Buyer will pay to the Sellers any amount by which the aggregate of the Surplus Cash and the Working Capital Adjustment is more than the Completion Amount.

Any payment made to the Sellers under this clause will be made by telegraphic transfer of immediately available funds to the Sellers' Solicitors' Bank Account.  Any payment made to the Sellers under this clause will be apportioned between the Sellers in the proportions specified alongside their respective names in column (4) of Schedule 1.  Any payment made to the Buyer under this clause will be made by telegraphic transfer of immediately available funds to the Buyer's Bank Account.

3.6	Any payment of the Purchase Price will be apportioned between the Sellers in the proportions specified alongside their respective names in column (4) of Schedule 1.

4.	COMPLETION ACCOUNTS

4.1
As soon as possible after Completion and in any event on or before the date falling 20 Business Days after Completion (the Completion Accounts Deadline), the Sellers will procure that the Completion Accounts are prepared and sent to the Buyer

4.2	The Completion Accounts must be prepared in accordance with Part A of Schedule 7 and include:

4.2.1
a balance sheet of the Companies as at the close of business on the date of Completion and a profit and loss account of the Companies for the period from and excluding the Accounts Date up to and including the date of Completion in the format set out in Part B of Schedule 7; and

4.2.2
an accompanying calculation of (and clearly identifying the amount of) both the Surplus Cash and the Working Capital Adjustment, a pro forma for which is included in Part B of Schedule 7. If there is any inconsistency or conflict between the definition of Surplus Cash and/or the Working Capital Adjustment and the proforma, the definition will prevail.

4.3
The Buyer may on or before the date falling 20 Business Days after submission to the Buyer of the Completion Accounts (the Response Deadline), notify the Sellers in writing (the Response Notice) that the Buyer does not agree the Completion Accounts, setting out in reasonable detail the items in dispute and the adjustments (with a suitable explanation) which, in the opinion of the Buyer are required to be made. The items not identified in the Response Notice as being in dispute will be deemed to be agreed.  If no Response Notice is received by the Sellers on or before the Response Deadline, the Buyer will be deemed to have accepted the Completion Accounts as being in accordance with this agreement, and the Completion Accounts and the amount of the Surplus Cash and the Working Capital Adjustment stated in them will be final and binding on the parties.

4.4
If a Response Notice is received by the Sellers on or before the Response Deadline, the Buyer and the Sellers will have until the date falling 10 Business Days after the date on which the Response Notice is received (the Resolution Date) to agree the items in dispute and therefore the amount of the Surplus Cash and the Working Capital Adjustment.  The amount of the Surplus Cash and the Working Capital Adjustment so agreed will (in the absence of fraud or manifest error) be final and binding on the parties.

4.5
If a Response Notice is given and the amount of the Surplus Cash and the Working Capital Adjustment does not become final and binding under clause 4.4 by the Resolution Date then the matters outstanding or in dispute must be referred to the Expert for final decision in accordance with paragraph 3 of Part A of Schedule 10. The Expert will decide:

4.5.1	the matters outstanding or in dispute and therefore what revisions (if any) are required to be made to the Completion Accounts in order for them to comply with this clause 4; and

4.5.2	the amount of the Surplus Cash and the Working Capital Adjustment.

4.6
Each party must procure (so far as such party is able) that the Sellers and the Buyer and the Accountants are given any documents and information as are reasonably required by the other (but not including advice on the Completion Accounts given to a party by its own Accountants) for the purpose of preparing or reviewing the Completion Accounts and access on reasonable notice and during normal working hours to relevant personnel, records and information in the control of the relevant party.

4.7	The Sellers and the Buyer will each pay the costs of their own Accountants.

4.8
No claim which the Buyer or the Companies may have against the Sellers in respect of any breach of any of the Warranties or any other provision of this agreement will be affected, waived or limited by the determination of the Surplus Cash and the Working Capital Adjustment under this agreement except to the extent provided in paragraph 7.1 of Schedule 4.

5.	CONDITIONS TO COMPLETION

5.1	The sale and purchase of the Shares is conditional on each of the following conditions being satisfied on or before the date specified in each of them below:-

5.1.1
receipt by the Buyer and the Buyer Guarantor on or before 2 June 2014 (or, if this Condition cannot (or is unlikely to be) be satisfied by this date, such later date as the Buyer may specify in writing) of:

(a)	the Accounts reconciled to U.S. Generally Accepted Accounting Principles (US GAAP) for the period to the Accounts Date;

(b)
audited financial statements in respect of the Companies at and for the year ended 30 April 2013 (including without limitation the notes to those financial statements) (2013 Accounts) prepared in accordance with GAAP which are reconciled to US GAAP for the period presented;

(c)	a U.S. Generally Accepted Auditing Standards (US GAAS) opinion in respect of the Accounts and the 2013 Accounts and their reconciliations to US GAAP; and

(d)
unaudited interim financial information in respect of each of the Companies for each of the three month periods ended 30 April 2013 and 30 April 2014 prepared in accordance with GAAP and reviewed in accordance with US GAAS.

5.1.2	no Material Adverse Change having happened or occurred prior to completion of the Listing; and

5.1.3
completion of the Listing and the raising of not less than US$75,000,000 as part of the Listing on or before 31 July 2014 or such later date as may be specified by the Buyer pursuant to clause 5.11 or such later date than 30 September 2014 as the Buyer and Sellers may agree in writing (the “Long-Stop Date”).

5.2
The Sellers shall use all reasonable endeavours, and shall act in good faith, to procure that the Condition specified in clause 5.1.1 is satisfied as soon as possible, and in any event not later than the date referred to in that clause.

5.3
The Buyer shall use all reasonable endeavours, and shall act in good faith, to ensure that the Condition specified in clause 5.1.3 is satisfied as soon as reasonably possible, and in any event not later than the Long-Stop Date.

5.4
The Sellers shall keep the Buyer fully informed of all progress and developments with regard to satisfaction of the Conditions specified in clauses 5.1.1 and 5.1.2 and will notify the Buyer in writing as soon as is reasonably possible after they become aware that any of such Conditions is satisfied or has become incapable of satisfaction and produce to the Buyer any documentation that may reasonably be required to evidence that.

5.5	The Sellers shall keep the Buyer informed of any Material Adverse Change prior to Completion in accordance with clause 7.3.

5.6
The Buyer shall keep the Sellers fully informed of all progress and developments with regard to satisfaction of the Condition specified in clause 5.1.3, and shall notify the Sellers in writing as soon as is reasonably possible after they become aware that it is satisfied or has become incapable of satisfaction and produce to the Sellers any documentation that may reasonably be required to evidence that.

5.7
The Buyer shall procure that its U.S. accountants, McGladrey LLP, shall provide reasonable assistance to the Companies' Auditor in understanding the US GAAP and US GAAS requirements in order to assist the Sellers in satisfying the Condition in clause 5.1.1.

5.8
The Buyer shall bear all reasonable costs and expenses of the Companies' Auditor relating to the Condition in clause 5.1.1 above, up to a maximum of £20,000 (plus VAT (if applicable) and any reasonable disbursements) provided that the Condition specified in clause 5.1.1 is satisfied and no Material Adverse Change has happened or occurred prior to satisfaction of such Condition. Such costs and expenses shall (if payable) be paid by the Buyer within 14 days of being presented with a proper VAT invoice from the Companies' Auditor in respect of the same.

5.9
If any of the Conditions is not fully satisfied or (if applicable) waived under clause 5.10 by the date applicable to such Condition, this agreement will automatically terminate and cease to have any further force and effect except that this clause 5.9 and clauses 1, 5.8, 5.14, 10, 15 to 28 (inclusive) will continue to have force and effect in accordance with the their terms (Surviving Provisions). In that case no party will have any claim against any other in respect of this agreement whether under this agreement or any document referred to in it, by statute, common law or otherwise except in respect of any claim for any breach of clause 5 (excluding (i) any claim against the Sellers in respect of the Condition in clause 5.1.1 not being satisfied (except if the Sellers have not acted in good faith in respect of satisfaction of that Condition) or in respect of the Condition in clause 5.1.1 not being satisfied for which (in each case) termination of this agreement shall be the sole remedy of the Buyer and the Buyer Guarantor, and (ii) any claim against the Buyer in respect of the Condition in clause 5.1.3 not being satisfied (except if the Buyer has not acted in good faith in respect of satisfaction of that Condition) for which the remedies shall be the termination of this agreement and payment by the Buyer of the break fee under clause 5.14 and (if applicable) the costs and expenses under clause 5.8), or in respect of any future breach of any of the Surviving Provisions.

5.10
The Buyer may in its absolute discretion waive any of the Conditions specified in clauses 5.1.1 and 5.1.2 by giving notice to the Sellers (in the case of the Condition specified in clause 5.1.1) on or before the date applicable to such Condition and (in the case of the Condition specified in clause 5.1.2) on or prior to completion of the Listing, and in that case the Buyer and the Buyer Guarantor shall have no claim whether under this agreement or any document referred to in it, by statute, common law or otherwise against the Sellers in respect of any failure to satisfy any of the Conditions so waived by the Buyer.

5.11
The Buyer may in its absolute discretion extend the then current Long-Stop Date in increments of one calendar month (subject to clause 5.12) at any time prior to that Long-Stop Date by notice in writing to the Sellers if the Condition specified in clause 5.1.3 will not, or (in the opinion of the Buyer) is reasonably unlikely to, be satisfied before that Long-Stop Date, provided that the Buyer shall (subject to clause 5.13 and only if the Condition in clause 5.1.3 is ultimately satisfied before the end of the extended Long-Stop Date) pay to the Sellers the Daily Extension Amount for each day that the Long-Stop Date is extended under this clause (totalling a maximum of US$500,000 for each full calendar month) up to and including the date when the said Condition is satisfied or the last day of the calendar month if the said Condition is not satisfied.

5.12
The Buyer shall only be entitled to extend the Long-Stop Date under clause 5.11 on two separate occasions, one being on or before 31 July 2014 and the other being at any time between 1 August 2014 and 31 August 2014 (inclusive) so that (unless a different Long-Stop Date is agreed between the Buyer and in their absolute discretion the Sellers) the Long-Stop Date may not be extended by the Buyer beyond 30 September 2014.

5.13
In the event that the Buyer extends the Long-Stop Date in accordance with clauses 5.11 and 5.12 and the Condition specified in clause 5.1.3 is satisfied on or before the extended Long-Stop Date, the aggregate amount payable under, and in accordance with, clause 5.11 will be payable to the Sellers in the proportions specified alongside their respective names in column (4) of Schedule 1 on the date of Completion and will constitute an increase in the Cash Consideration and therefore the Purchase Price.

5.14
Notwithstanding any other provision of this agreement, if the Condition specified in clause 5.1.3 is not satisfied before the end of the Long-Stop Date (whether or not extended under this clause 5) and Completion does not take place then the Buyer or the Buyer Guarantor shall pay a break fee of US$350,000 (plus value added tax if applicable) in aggregate to the Companies in the proportions fifty (50) per cent to TML and fifty (50) per cent to 10M within 30 days after the end of the Long-Stop Date or the last extended Long-Stop Date as the case may be and each of the Companies shall be entitled to enforce the provisions of this clause 5.14 and clause 14 in respect of such break fee.

5.15	Any payments to the Companies by the Buyer under this clause 5 will be paid to the Companies by way of remittance of that amount by telegraphic transfer to the Sellers' Solicitors' Bank Account.

6.	WARRANTIES

6.1
The Sellers jointly and severally warrant to the Buyer on the terms as set out in Schedule 3 (other than in respect of the Warranties set out in paragraph 1.1, 1.2, 2.1, 2.3 and 2.4 which are given on a several basis only) and as set out in Part C of the Tax Schedule.

6.2
Warranties or any statement, provision or disclosure made or referred to in the Disclosure Letter or any reply by the Sellers' Solicitors to the property or other due diligence enquiries raised by the Buyer's Solicitors qualified by the expression to the best of the knowledge, information and belief of the Sellers or so far as the Sellers are aware or any similar expression are deemed to be given to the best of the knowledge, information and belief of the Sellers after having made reasonable and careful enquiries of each of the Sellers and each of the Sellers' Advisors.

6.3	The Warranties will be given at the date of this agreement and will be deemed repeated on Completion with reference to the date of this agreement changed to the date of Completion.

6.4
Unless the context otherwise expressly requires otherwise any reference in Schedule 3 (Warranties) or Schedule 4 (Sellers’ Limits) or Schedule 10 (Earn-out) or the Tax Schedule to the Company means TML and 10M separately so that the Warranties, the Tax Covenant and other relevant provisions are given or made in respect of the Companies and each Company separately.

6.5
The Warranties are given subject only to the matters disclosed in the Disclosure Letter. For these purposes Disclosed means fairly disclosed in the Disclosure Letter in a manner and with sufficient detail to enable the Buyer to identify the nature and scope of the matter disclosed and the Warranties which are qualified by it and to make an informed and accurate assessment (acting reasonably) of any losses, damages, claims, liabilities (including contingent liabilities) or consequences arising from it now or in the future and Disclose, Disclosure or any similar expression will be interpreted accordingly.

6.6	Completion will not in any way constitute a waiver of any of the Buyer's rights in respect of the Warranties.

6.7
The Sellers severally warrant to the Buyer as at the date of this agreement and at Completion that no representation, warranty or undertaking has been made to them in connection with the Warranties, the Disclosure Letter or the Tax Covenant in respect of which the Companies or any of their officers, agents or employees might be liable to the Sellers or the Companies.  The Sellers irrevocably and unconditionally waive any rights they may have against (and undertake not to claim against or pursue any action to join as a third party or seek contribution or indemnity from) the Companies or any of their officers, agents or employees.  This clause 6.7 does not preclude any Seller from claiming against any other Seller under any right of contribution or indemnity to which that Seller may be entitled.

6.8	Each Warranty is separate and, unless specifically otherwise provided, is not limited or affected by any other Warranty.

6.9	The provisions of Schedule 4 will limit the liability of the Sellers as provided in that Schedule.

7.	CONDUCT BEFORE COMPLETION

7.1
From the date of this agreement to Completion (or this agreement terminating and ceasing to have effect under clause 5.9) the Sellers will comply, and will procure that the Companies comply, with Schedule 5.

7.2
The Sellers shall as soon as reasonably practicable disclose to the Buyer in writing any matter or thing which may become known to the Sellers after the date of this agreement and before Completion which:

7.2.1	would or may constitute a breach of any of the Warranties (as given at the date of this agreement and on Completion) or of the provisions of clause 7.1;

7.2.2	would or may give rise to a claim under the Tax Covenant; or

7.2.3	is a Material Adverse Change (whether it has happened or occurred on or after the date of this agreement) or which would or may give rise to a Material Adverse Change.

For the purposes of this clause 7.2 disclose means fairly disclosed by any or all of the Sellers in a manner and with sufficient detail to enable the Buyer to identify the nature and scope of the matter disclosed and to make an informed and accurate assessment (acting reasonably) of any losses, damages, claims, liabilities (including contingent liabilities) or consequences arising from it now or in the future. The Sellers will procure that the Companies make any investigation concerning the matter disclosed which the Buyer reasonably requests.

7.3
If a Material Adverse Change happens or occurs on or after the date of this agreement and before Completion and the Buyer only becomes actually aware (whether following disclosure by the Sellers or otherwise) of the Material Adverse Change on or after the date of this agreement and before Completion, the Buyer shall be entitled:

7.3.1	by written notice to the Sellers, to terminate this agreement on or before the Long-Stop Date and in that case:

(a)
this agreement shall cease to have any further force and effect except that the Surviving Provisions (with the exclusion of clause 5.14 and (if the Material Adverse Change happened or occurred prior to satisfaction of the Condition specified in clause 5.1.1) clause 5.8) shall continue to have force and effect in accordance with their terms; and

(b)
no party shall have any claim against any other in respect of any provision of this agreement whether under this agreement or any document referred to in it, by statute, common law or otherwise, including without limitation under clause 5, in relation to the Warranties, under the Tax Schedule or for breach of or contravention of or non-compliance or inconsistency with any obligations under this agreement except in respect of any future breach of any of the Surviving Provisions (except for clause 5.14 and (if the Material Adverse Change happened or occurred prior to satisfaction of the Condition specified in clause 5.1.1) clause 5.8 which shall not apply); or

7.3.2	to proceed to Completion and not terminate this agreement and in that case the Buyer will not retain any rights it has under this agreement to claim:

(a)	for breach of the Warranties; or

(b)	under the Tax Covenant; or

(c)	for breach of or contravention of or non-compliance or inconsistency with any obligations of the Sellers under this agreement,

in respect of the matter giving rise to the Material Adverse Change of which the Buyer has become actually aware (whether following disclosure by the Sellers or otherwise) and the Buyer will not have any other rights or remedies, whether under this agreement or any document referred to in it, by statute, common law or otherwise at any time whether before or after Completion against the Sellers in respect of the matter giving rise to the Material Adverse Change of which the Buyer has become actually aware (whether following disclosure by the Sellers or otherwise) and to the extent any such claim exists it shall be deemed waived.

7.4	Without prejudice to clause 7.3, if the Sellers disclose any matter or thing to the Buyer under clause 7.2 (whether or not it would constitute a Material Adverse Change) and which:-

7.4.1	would give rise to a claim for breach of the Warranties given on the date of this agreement; or

7.4.2	would or may give rise to a claim under the Tax Covenant; or

7.4.3
would or may give rise to a claim for breach of or contravention of or non-compliance or inconsistency with any obligations of the Sellers under this agreement (other than a claim for breach of the Warranties given at Completion when they are repeated), and Completion occurs, then the Buyer will retain any rights or remedies that it has whether under this agreement or any document referred to in it, by statute, common law or otherwise (including, without limitation, to make such claims against the Sellers), subject to any applicable limitations in this agreement.

7.5
Without prejudice to clause 7.4, if the Sellers disclose any matter or thing to the Buyer under clause 7.2 which would not give rise to a claim by the Buyer against the Sellers for breach of the Warranties given on the date of this agreement (it being a matter or thing which has arisen after the date of this agreement), but which, if Completion occurs, would or may give rise to a claim for breach of the Warranties when the Warranties are repeated on Completion (pursuant to clause 6.3) and Completion occurs, then the Buyer will not (unless the breach relates to any of the Warranties contained in paragraphs 1 to 4 (inclusive), 10.8 or 10.9 of Schedule 3) retain any rights or remedies that it has whether under this agreement or any document referred to in it, by statute, common law or otherwise to make a claim for breach of the Warranties against the Sellers in respect of that matter or thing but only to the extent that that matter or thing is disclosed in accordance with the standard set out in clause 7.2 and to the extent any such claim exists it shall be deemed waived.

7.6
If after Completion the Buyer becomes aware that the Sellers have failed to disclose pursuant to clause 7.2.3 any matter which was known to them on or after the date of this agreement and before Completion which was, or would or may give rise to, a Material Adverse Change, then the Buyer shall be entitled to bring a claim against the Sellers in respect of such failure to disclose pursuant to clause 7.2.3 and will retain any rights or remedies that it has under this agreement, provided that the limitations set out in Schedule 4 (in respect of Warranty Claims) shall apply to any claim brought against the Sellers for breach of their obligation to disclose under clause 7.2.3.

7.7	The Sellers shall procure that each of the Companies becomes registered with the Information Commissioner's Office as a data controller prior to Completion.

8.	COMPLETION

8.1
Provided this agreement has not been terminated in accordance with its terms, Completion will take place at the offices of the Buyer's Solicitors, on the fifth Business Day immediately after satisfaction of the Condition contained in clause 5.1.3 (or any later date as the parties in their absolute discretion may agree between them in writing).

8.2	On Completion, the Sellers will:

8.2.1	deliver to the Buyer's Solicitors the documents and evidence listed in Part A of Schedule 6;

8.2.2
procure that decisions of the boards of the Companies are passed (whether by board meeting or by written resolutions of the directors) in accordance with the Companies' articles dealing with the matters set out in Part B of Schedule 6 and the Sellers will deliver to the Buyer evidence of those meetings or resolutions; and

8.2.3	comply with those items listed in Part C of Schedule 6; and

8.2.4
comply with and/or deliver to the Buyer's Solicitors (as the case may be) any other items or documents referred to in this agreement as being required to be complied with and/or delivered by them (as the case may be).

8.3	Against compliance with clause 8.2, on Completion the Buyer will:

8.3.1
satisfy the Cash Consideration plus or minus (as the case may be) the Completion Amount by paying such amount to the Sellers by way of remittance of that amount by telegraphic transfer to the Sellers' Solicitors' Bank Account;

8.3.2
allot and issue the Consideration Shares to the Sellers in accordance with clause 3.1.4 either directly to the Sellers or such nominee or custodian of the Sellers as each of the Sellers shall notify the Buyer and the Buyer Guarantor in writing prior to Completion;

8.3.3	deliver to the Sellers' Solicitors the documents and evidence listed in Part D of Schedule 6; and

8.3.4	deliver to the Sellers' Solicitors any other documents referred to in this agreement as being required to be delivered by it.

8.4	After Completion the Buyer will procure delivery to the Sellers' Solicitors of the documents listed in Part E of Schedule 6.

8.5
If any provision of clause 8.2 has not been complied with on the date for Completion, as determined under clause 8.1 (the Intended Completion Date), the Buyer may (without affecting its other rights and remedies including the right to claim damages for any breach):

8.5.1	defer Completion to a date not more than 28 days after the Intended Completion Date (and the provisions of this clause 8 will apply to the deferred Completion);

8.5.2	proceed to Completion so far as practical (without affecting its rights under this agreement); or

8.5.3	waive all or any of the obligations in question of the party or parties in default.

8.6
At Completion (against compliance by the Buyer with clause 8.3.2), the Consideration Shares will be Listed on one of the following exchanges (which will be the same exchange on which all shares of common stock of the Buyer Guarantor are Listed): the NYSE Market, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the New York Stock Exchange or any successors of any of the foregoing. Following Completion, the Consideration Shares may be sold by the Sellers pursuant to Rule 144 under the United States Securities Act of 1933, as amended. In the event the underwriters in connection with the Listing request a lock-up of the Consideration Shares, the Sellers will agree to enter into a lock-up agreement in respect of the Consideration Shares, provided, such lock-up (i) is requested in good faith, (ii) does not exceed 180 days, and (iii) includes the officers and directors of the Buyer Guarantor or its subsidiaries in similar capacities. Any lock-up agreement shall not prohibit:

8.6.1	transfers of Consideration Shares disposed of as bona fide gifts;

8.6.2	transfers of Consideration Shares as a result of testate, intestate succession or bona fide tax or estate planning;

8.6.3	transfers of Consideration Shares to a trust, partnership or other entity, the majority of the beneficial interests of which are held, directly or indirectly, by a Seller; or

8.6.4	transfers of Consideration Shares in connection with a merger of the Buyer Guarantor with an unaffiliated third party or a tender offer for all of the shares of common stock of the Buyer Guarantor, provided that in the case of any such permitted transfer pursuant to clauses 8.6.1, 8.6.2 or 8.6.3, each transferee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement signed and delivered by the Sellers.

9.	RIGHT OF SET-OFF

9.1
If after Completion at any time before the date or dates on which any amount payable by the Buyer to any of the Sellers in respect of the Earn-out Consideration pursuant to Schedule 10 the Buyer and/or the Company has made any claim against any Seller under this agreement (whether under the Warranties or otherwise) (a Claim) and the Claim has not at that date been paid or satisfied by the Sellers under this agreement:

9.1.1
if the Claim has been both settled and an amount payable determined by the settlement in question in accordance with clauses 9.4 to 9.6 (inclusive) in favour of the Buyer and/or either or both of the Companies, the Buyer shall deduct from the outstanding Earn-out Consideration payable by the Buyer the amount determined as payable in respect of the Claim;

9.1.2
if the amount of the Claim has not been fully settled in accordance with clauses 9.4 to 9.6 (inclusive) the Buyer will, subject to service by the Buyer on the Sellers of a Set-Off Notice, on the due date for payment (of any or all of the outstanding Earn-out Consideration payable by the Buyer) place on cash deposit in a separate account to be opened by the Buyer and the Sellers an amount equal to the Estimated Liability.

9.2
When any Claim in respect of which a payment has been placed on cash deposit under this clause 9 has been both settled and an amount payable determined by the settlement in question in accordance with clauses 9.4 to 9.6 (inclusive) in favour of the Buyer and/or either or both of the Companies, an amount of the cash deposit equal to the amount determined as payable will promptly be paid to the Buyer.

9.3
Where all Claims have been both fully settled and the amount payable to the Buyer and/or either or both of the Companies, if any, determined by a settlement or settlements in accordance with clauses 9.4 to 9.6 (inclusive) and the amount determined as payable to the Buyer and/or either or both of the Companies has been paid to the Buyer and/or the relevant Company, the balance (if any) of the cash deposit will be released to the Sellers. Any money payable to the Sellers under this clause will be paid to the Sellers' Solicitors on behalf of the Sellers.

9.4	For the purposes of this clause 9 a Claim is deemed to be settled if:

9.4.1	it is agreed in writing by the Buyer to be withdrawn or discontinued;

9.4.2	the Sellers and the Buyer agree in writing that it is;

9.4.3	subject to clause 9.5, it is decided by a court of competent jurisdiction at first instance; or

9.4.4
the Buyer files a notice of acceptance of an offer made by the Sellers under Part 36 of the Civil Procedure Rules 1998 or a notice of acceptance of an offer made by the Buyer under Part 36 of the Civil Procedure Rules 1998 is filed by the Sellers.

9.5
For the purposes of clause 9.4.3 any set-off or payment made following such a first instance decision shall not preclude any party from further appealing such decision notwithstanding that such set-off or payment shall have been made.

9.6
For the purpose of clauses 9.1 and 9.2, a Claim may be settled more than once for example (without limitation) where only part of the Claim is settled in one way and the rest continues to be dealt with another way or if damages or quantum are determined, but not costs or costs are determined, but not quantum.  Clauses 9.1 and 9.2 will apply, each time that part of the Claim is settled, provided that an amount is determined as being payable to the Buyer and/or either or both of the Companies by the settlement in question.  References in this clause 9 to fully settled are to the whole Claim (and not part only of it) being settled so that no costs order or award of damages is awaited and no part of the Claim awaits decision or resolution in any way.

9.7
The release of any amount from the cash deposit in satisfaction of any Claim will be made first out of principal and then out of interest.  Subject to that, and to the retention of any interest on cash deposit on account of any Claim which has not at the relevant time been fully settled, any interest earned on a principal amount released from cash deposit will be paid to the person receiving it at the same time as the principal is released.

9.8	For the avoidance of doubt, the set-off provision contained in clause 9.1 shall not apply to:

9.8.1	the Cash Consideration;

9.8.2	the Consideration Shares; or

9.8.3	the Completion Amount.

10.	ANNOUNCEMENTS AND CONFIDENTIALITY

10.1	Unless the context otherwise expressly requires any reference in this clause 10 to the Buyer means the Buyer and the Buyer Guarantor.

10.2
No party will make any announcement relating to the existence, terms or subject matter of this agreement without prior written approval, in the case of any Seller, by the Buyer or, in the case of the Buyer, by the Sellers.

10.3
The Sellers will not and will procure that none of the Sellers' Associates will disclose any Confidential Information to any person or enable any person to become aware of any Confidential Information or make use of any Confidential Information.

10.4
After Completion, each Seller will on demand made by the Buyer or either of or both of TML and 10M at any time deliver to the Buyer or the relevant Company, or (as the case may be) destroy or delete at the direction of the Buyer or the relevant Company, all notes and records on whatever media (including copies) containing Confidential Information, in each case being in that Seller's custody, control or possession.

10.5
Each of the Sellers will keep confidential all information acquired by that Seller about the Buyer’s group (as such group is constituted immediately before Completion) (and will use the information only for the purposes contemplated by this agreement).

10.6	The Buyer will keep confidential all information acquired by the about the Sellers (and will use the information only for the purposes contemplated by this agreement).

10.7
The obligations of confidence set out in clauses 10.1, 10.2, 10.3, 10.5 and 10.6 do not apply to the extent that disclosure is required by law or to give effect to this agreement or where the information in question has become public otherwise than as a result of its wrongful disclosure to any person or in respect of any disclosure to their professional advisers. Each of the Parties undertakes to supply the other or the Companies with any information about any of them or the Companies as the other party or the Companies may reasonably require for the purposes of complying with any legal or regulatory requirement.

11.	RESTRICTIVE COVENANTS

11.1	In this clause 11:

Capacity means as agent, consultant, director, employee, owner, shareholder or in any other capacity;

Covenantor means each of the Sellers (and so that any reference to Covenantor in this clause 11 in relation to any particular Seller means that particular Seller);

Customer means any Person who or which at any time during the Relevant Period, to the Covenantor's knowledge, (i) was provided with goods or services by the Companies; or (ii) was in the habit of dealing with either of the Companies;

Investment means any holding as a bona fide investment of not more than five per cent of the total issued share capital in any company whose shares are listed or dealt in on any recognised investment exchange, as defined in section 285 of the Financial Services and Markets Act 2000;

Key Employee means any person who immediately before Completion was employed or engaged by either of the Companies with an annual salary of £40,000 or more, or any other person employed or engaged by either of the Companies who had access to Confidential Information or who could materially damage the interests of the either of the Companies if they were involved in any Capacity in any business which competes with any Restricted Business;

Person means any person, firm, company or entity;

Prospective Customer means any Person to whom or which, during the period of six months before Completion, to the Covenantor's knowledge, the Companies had submitted a tender, made a pitch or presentation or with whom or which it was otherwise negotiating for the supply of goods or services;

Relevant Period means the period of 12 months ending on Completion;

Restricted Business means the business of manufacture or sale of electronic cigarettes, vaporizers, e-liquids or related products as carried on by the Companies; and

Supplier means any Person who or which, to the Covenantor's knowledge was at any time during the Relevant Period a supplier of services or goods (other than utilities and goods or services supplied for administrative purposes) to either of the Companies.

11.2	Each Covenantor severally covenants with the Buyer that the Covenantor will not except with the prior written consent of the Buyer and the Buyer Guarantor:

11.2.1	for 24 months following Completion be engaged, concerned or involved in any Capacity with any business which is (or intends to be) in competition with any Restricted Business;

11.2.2
for 24 months following Completion solicit or endeavour to entice away from the Companies the business or custom of a Customer or Prospective Customer with a view to providing goods or services to that Customer or Prospective Customer in competition with any Restricted Business or otherwise induce, solicit or entice or endeavour to induce, solicit or entice any Customer to cease conducting, or reduce the amount of, business with the Companies or discourage or prevent any Prospective Customer from conducting business with the Companies;

11.2.3
for 24 months after Completion be involved with the provision of goods or services to, or otherwise have any business dealings with, any Customer or Prospective Customer in the course of any business which is in competition with any Restricted Business;

11.2.4
for 24 months after Completion be involved with the receipt of goods or services from any Supplier where that receipt would adversely affect the ability or willingness of the Supplier to meet the requirements of the Companies;

11.2.5
for 24 months following Completion offer to employ or engage or otherwise endeavour to entice away from the Companies any Key Employee (whether or not that person would breach their contract of employment or engagement);

11.2.6
for 24 months following Completion employ or engage or facilitate the employment or engagement of any Key Employee (whether or not that person would breach their contract of employment or engagement) in any business which is in competition with any Restricted Business;

11.2.7
at any time after Completion indicate a connection or continuing interest in the business of the Companies which may be misleading or use any registered names or trading names associated with the Companies, other than in the ordinary course of his/her employment or consultancy arrangement with the Companies;

11.2.8	other than in the ordinary course of his/her employment or consultancy arrangement with the Companies, at any time after Completion, use:

(a)
the words “Ten Motives”, "10 Motives", "10M", "Ten Motives Electronic Cigarette(s)", "10 Motives Electronic Cigarette(s)", "10M Electronic Cigarette(s)", " Ten Motives E-Cig(s)", " 10 Motives E-Cig(s)", " 10M E-Cig(s)", "Smoke Relief" or "Cirro"; or

(b)	any trade or service mark, business or domain name, design, logo, style or get-up which, at Completion, was or had been used by the Companies; or

(c)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design, logo, style or get-up.

11.3
The covenants in clause 11.2 are intended for the benefit of the Buyer and the Companies and apply to actions carried out by a Covenantor in any capacity and whether directly or indirectly, on a Covenantor's own behalf, on behalf of any other person or jointly with any other person.

11.4	No restriction in clause 11.2 will prevent a Covenantor from:

11.4.1	holding an Investment; or

11.4.2	being engaged or concerned in any business carried on in geographical areas where that business is not in competition with any Restricted Business.

11.5
The restrictions in clause 11.2 are separate from any service agreement, contract of employment or other agreement or arrangement with any Covenantor and termination of any of those agreements or arrangements will not affect the enforceability of the restrictions in clause 11.2.

12.	RELEASE OF GUARANTEES AND INDEMNITIES

12.1
With effect from Completion, the Sellers will use all reasonable endeavours to secure the release of the Companies from any and all guarantees and indemnities which the Companies have given (whether alone or jointly with others) in respect of any obligations of any of the Sellers or the Associates of any of the Sellers.  Until that release, the Sellers will indemnify the Buyer (for itself and as agent and trustee for the Companies) on demand from and against all liabilities, costs and expenses which may arise under or in connection with that guarantee or indemnity or be incurred because of a requirement that the guarantee or indemnity be honoured or enforced.

13.	TAX COVENANT

The Tax Covenant will come into effect at Completion.

14.	BUYER GUARANTEE

14.1
In consideration of the Sellers entering into this agreement and at the request of the Buyer, the Buyer Guarantor irrevocably and unconditionally; guarantees to the Sellers due and punctual performance by the Buyer of all of its obligations under this agreement and all related documents (the Purchase Documents); undertakes with the Sellers that whenever the Buyer does not pay any amount or comply with any other material obligation when due under or in connection with any Purchase Document, the Buyer Guarantor will immediately on demand pay that amount or satisfy such material obligation as if it was the principal obligor; and agrees with the Sellers that if any obligation guaranteed by the Buyer Guarantor is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Sellers immediately on demand against any cost, loss or liability they incurs as a result of the Buyer not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Purchase Document on the date when it would have been due. The amount payable by the Buyer Guarantor under this indemnity will not exceed the amount it would have had to pay under this clause 14 if the amount claimed had been recoverable on the basis of a guarantee.

14.2
This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by or other obligation of the Buyer under the Purchase Documents, regardless of any intermediate payment or discharge in whole or in part.

14.3
The obligations of the Buyer Guarantor will not be affected by any act, omission, matter or thing which, but for this clause, would reduce, release or prejudice any of its obligations under this clause (without limitation and whether or not known to it, the Buyer or the Sellers) including any time, waiver, release or consent granted to, or composition with, the Buyer or any other person; any legal limitations, incapacity or lack of power, authority or legal personality of or dissolution or change in the status of the Buyer or any other person; any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Purchase Document or any other document; any unenforceability, illegality or invalidity of any obligation of any person under any Purchase Document; or any insolvency or similar proceedings.

14.4
If an amount becomes payable by the Buyer to the Sellers or the Buyer is obliged to fulfil any obligation in each case under or in connection with the Purchase Documents, until such amount or obligation has been irrevocably paid in full or satisfied in full and unless otherwise directed by the Sellers, the Buyer Guarantor will not exercise any rights which it may have by reason of performance by it of its obligations under the Purchase Documents or by reason of any amount being payable, or liability arising under this clause 14:

14.4.1	to be indemnified by the Buyer;

14.4.2	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Sellers under the Purchase Documents;

14.4.3	to exercise any right of set-off against the Buyer;

14.4.4	to claim or prove as a creditor of the Buyer in competition with the Sellers.

If the Buyer Guarantor receives any benefit, payment or distribution in relation to those rights it will hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Sellers by the Buyer under or in connection with the Purchase Documents on trust for the Sellers and will promptly pay or transfer them to the Sellers on demand.

14.5	The Buyer Guarantor warrants to the Sellers that:

14.5.1
the Buyer Guarantor has taken all action necessary (including by obtaining all necessary consents, waivers and licences) and has all necessary power and authority to enter into and perform the Purchase Documents which will, when executed, constitute binding and enforceable obligations on the Buyer Guarantor in accordance with their terms;

14.5.2	the execution and delivery of and the performance by the Buyer Guarantor of its obligations under the Purchase Documents will not:

(a)
result in a breach of, or constitute a default under, its constitution or under any agreement, instrument or arrangement to which the Buyer Guarantor is a party or by which the Buyer Guarantor is bound; or

(b)	result in a breach of any applicable law, rule, regulation or order, judgement or decree of any court or governmental agency to which the Buyer Guarantor is a party or by which it is bound.

14.5.3	the Buyer Guarantor is not insolvent, is able to pay its debts as they fall due and has not stopped or suspended payment of its debts;

14.5.4
no Insolvency Proceedings have been commenced against the Buyer Guarantor or (if applicable) any part of its assets, chattels, property or undertaking and there are no circumstances which would entitle any person to commence any Insolvency Proceedings in relation to the Buyer Guarantor or (if applicable) any part of its assets, chattels, property or undertaking; and

14.5.5
no other process has been initiated which could lead to the Buyer Guarantor being dissolved and its assets being distributed among its creditors, shareholders or other contributors or being struck off.

15.	NOTICES AND SERVICE OF PROCEEDINGS

15.1	Any notice or other communication given or made in connection with this agreement must be in writing and in English.

15.2
Any notice or other communication given or made in connection with this agreement must be served by delivering it personally or sending it by pre-paid recorded or special delivery (or pre-paid international recorded airmail if being sent to or from a place outside the United Kingdom) or by e-mail to the address and for the attention of the relevant party set out in clause 15.3, with a copy being sent in each case by e-mail to those relevant persons set out in clause 15.3.  Provided that it has been correctly addressed as set out in clause 15.3, the notice or communication will (in the absence of earlier receipt) be deemed to have been received:

15.2.1	if delivered personally, at the time of delivery;

15.2.2	in the case of pre-paid first class post, two Business Days after the date of posting or in the case of airmail five Business Days after the date of posting;

15.2.3	in the case of e-mail, on completion of transmission.

Provided that if receipt would under this clause be deemed to occur outside 9.30 a.m. to 5.30 p.m. (London time) on a Business Day (Working Hours) the notice or communication will instead be deemed to have been received at the start of the next period of Working Hours.

15.3	The addresses for service of the parties are:

Buyer:

For the attention of: Brent David Willis

Address: 11335 Apple Drive, Spring Lake, Michigan 49448, USA

E-mail address: brent@victoryecigs.com

with a copy by e-mail to ded@robinsonbrog.com and to kevin.mccarthy@mishcon.com

Sellers:

Their respective details as set out in Schedule 1

or any other address (postal or e-mail) as may be notified by at least five Business Days' notice in writing from time to time by the relevant party to the other parties in accordance with this clause 15.

15.4
For the avoidance of doubt, notice given under this agreement will not be validly given if sent by electronic means or in electronic form (each as defined in section 1168 of the Companies Act), except that it may be validly given if sent by e-mail.

16.	COSTS AND STAMP DUTY

16.1
Except as otherwise expressly provided in this agreement, each party will pay its own costs and expenses incurred in relation to the negotiation, preparation and implementation of this agreement and the documents referred to in it.

16.2	The Buyer will pay all stamp duty payable on the transfers of the Shares.

17.	ASSIGNMENT AND SUCCESSORS

17.1	This agreement is binding on and will enure for the benefit of the parties' personal representatives and successors in title.

17.2
The Sellers may not assign, transfer, charge or deal with this agreement or all or any part of the benefit of, or the rights and benefits of the Sellers under, this agreement, except with the prior written consent of the Buyer, nor sub-contract any or all of the obligations of the Sellers under this agreement.  Each Seller is entering into this agreement solely for that Seller's own benefit.

17.3	This agreement and the rights and benefits of the Buyer under this agreement are not assignable except with the consent of the Sellers and save that:

17.3.1
the Buyer may at any time assign all or any part of its rights and benefits under this agreement and any agreement referred to in it and any other indemnities, undertakings and obligations given or undertaken by any other party and any cause of action arising under or in respect of any of them (together Buyer Rights), to any transferee of the share capital of the Company or to any member of the Buyer's group; and

17.3.2
the Buyer may assign by way of security the Buyer Rights or any of them to any lender or financial institution(s) in connection with the advance of credit facilities to the Buyer to assist in the acquisition by the Buyer of the Shares or otherwise and/or any person refinancing the credit facilities and any assignee under this clause 17 may assign the Buyer Rights or any of them on enforcement of its security rights.

17.4
The Buyer may disclose to a proposed assignee who would be an assignee permitted under clause 17.3, information in its possession relating to this agreement (including negotiations relating to it) and the other parties to the extent that it is necessary to disclose that information for the purpose of the proposed assignment, notwithstanding the provisions of clause 10.

18.	CONTINUING AGREEMENT

This agreement (other than obligations which have already been performed) will remain in effect after Completion.

19.	FURTHER ASSURANCE

Each of the Parties agrees with the other to promptly execute and deliver any document or do anything which the Buyer may reasonably require at or after Completion to give full effect to the provisions of this agreement, including (without limitation) to:

19.1.1	vest in the Buyer (or as it directs) the legal and beneficial ownership of the Shares; and

19.1.2
vest in TML and 10M, or the other member of the Buyer's group as the Buyer may direct, ownership and title and all rights of the Seller in respect of all inventions and intellectual property owned by or vested in the Seller, which relate to the products of TML and 10M.

20.	ENTIRE AGREEMENT

This agreement (together with the documents referred to in it) constitutes the entire agreement between the parties with respect to the matters dealt with in it and supersedes any previous agreement between the parties in relation to them. Each party acknowledges that in entering into this agreement he or it has not relied on any statement, representation, warranty or undertaking (whether made verbally or in writing) except as expressly set out in the agreement or in any document referred to in it. Nothing in this agreement will, however, operate to limit or exclude any liability for fraud, fraudulent misrepresentation, wilful deception or deliberate concealment.

21.	REMEDIES

21.1	No party shall have any right to rescind this agreement for any reason.

21.2	No party shall have any right to terminate this agreement except as expressly provided in clauses 5.9 and 7.3.1.

22.	VARIATION AND WAIVER

22.1	No variation of any provision of this agreement will be valid unless it is in writing and signed by all the parties.

22.2
The failure to exercise or delay in exercising a right or remedy provided by this agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies.  A waiver of a breach of any of the terms of this agreement or of a default under this agreement does not constitute a waiver of any other breach or default and will not affect the other terms of this agreement.  A waiver of a breach of any of the terms of this agreement or of a default under this agreement will not prevent a party from subsequently requiring compliance with the waived obligation.

22.3
Any party may release or compromise the liability of any other party (Relevant Parties) under this agreement or grant to any Relevant Party time or other indulgence without affecting the liability of any other Relevant Party under this agreement.  Where a liability of one or some but not all of the Relevant Parties under any obligation which is both joint and several is released or compromised, the remaining Relevant Parties whose obligation was not so released or compromised will continue to be severally and will together be jointly liable on that obligation and may not recover any sum from any Relevant Party whose obligation has been released or compromised which they would otherwise be entitled to recover from that Relevant Party in respect of that obligation.

22.4	Except as expressly provided otherwise in this agreement, Completion will not constitute a waiver of any breach of this agreement whether or not known at the time of Completion.

23.	SEVERABLE PROVISIONS

23.1
If any provision of this agreement (including under clause 11) is void or unenforceable in any jurisdiction then it will be severed from this agreement insofar as it relates to that jurisdiction only and that invalidity or unenforceability will not affect the other provisions of this agreement or the relevant provision in any other jurisdiction which will remain in full effect.

23.2
If any provision of this agreement (including under clause 11) is so found to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted or the period, area or scope of application of the provision were reduced, the provision in question will apply with any modification(s) that may be necessary to make it valid and enforceable in the relevant jurisdiction but will continue to apply without any modification in all other relevant jurisdictions.

23.3
The parties agree, in the circumstances referred to in clause 23.1 and if clause 23.2 does not apply to attempt to substitute for any invalid or unenforceable provision in respect of any jurisdiction in which it has been held to be invalid or unenforceable a valid and enforceable provision which achieves to the greatest extent possible the same effect as would have been achieved by the provision which is invalid or unenforceable in that jurisdiction.

24.	PAYMENTS

24.1
If any payment of any amount required to be made under any provision of this agreement is not paid on the due date, that amount will carry interest calculated on a daily basis, after as well as before any judgment for it or the liquidation of the paying party, at the Prescribed Rate from the due date until the date of actual payment (both dates inclusive). That interest will be paid by the payer on demand to the person entitled to payment.

24.2
Any payment made to the Sellers' Solicitors (acting on behalf of the Sellers and, for the purposes of clause 5.15 only, the Companies) under the terms of this agreement will be deemed to be made to the Sellers or the Companies (or other persons entitled to the payment) (as the case may be) and will absolutely discharge the Buyer from the obligation to make the payment and the Buyer will not be liable to see to the application of it.

24.3
Where a provision in this agreement or the Tax Covenant provides that a payment be made by the Sellers to the Buyer, that payment will be treated as a reduction in the consideration for the Shares.  This does not affect the liability of the Sellers to make any payment which, in aggregate, exceeds the purchase consideration for the Shares.

25.	WITHHOLDING AND GROSSING UP

25.1
All amounts payable by the Sellers or the Buyer under this agreement will be paid free and clear of any deduction or withholding except only as may be required by law.  If any deduction or withholding is required by law, the Sellers or the Buyer (as the case may be) must pay an amount which will, after that deduction or withholding has been made, leave the Buyer or the Sellers (as the case may be) with the same amount as it would have been entitled to receive in the absence of the requirement to make the deduction or withholding.

25.2
If any amount payable by the Sellers to the Buyer or the Buyer to the Sellers under this agreement is subject to Tax in the hands of the Buyer or the Sellers (as the case may be), the same obligation to make an increased payment will apply in relation to that tax liability as if it were a deduction or withholding required by law but so that this clause will not apply to permit double recovery where the amount payable by the Sellers or the Buyer (as the case may be) under this agreement has already been increased to take account of the fact that it will be subject to Tax in the hands of the Buyer or the Sellers (as the case may be).

26.	THIRD PARTY RIGHTS

26.1
The provisions of clauses 5.8, 5.14, 6.7, 10, 11, 12 and 14 are intended to benefit each of the Companies, and (in the case of clause 6.7), its officers, agents and employees.  Those provisions will be enforceable by them to the fullest extent permitted by law except that those provisions may be enforced by them only with the prior written consent of the Buyer.

26.2	The provisions of this agreement may be enforced by the parties' permitted assigns, as set out in clause 17.

26.3
Except as expressly stated otherwise in this agreement, no person other than a party to this agreement has a right under the Contracts (Rights of Third Parties) Act 1999 to rely on or enforce any term of it.

26.4
Notwithstanding any provision of this agreement, this agreement (and any provision of it) may be rescinded, amended or varied without the consent of any third party and section 2(1) of the Contracts (Rights of Third Parties) Act 1999 will not apply.

27.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which will be an original and all of which together will constitute the same instrument.  The agreement will not be effective until all the parties have executed at least one counterpart.

28.	LAW AND JURISDICTION

This agreement and any non-contractual obligations arising out of or in connection with it will be governed by and construed in accordance with English law.  The parties irrevocably submit to the exclusive jurisdiction of the English Courts.

SCHEDULE 1  - THE SELLERS AND THE SELLERS' SHAREHOLDINGS

(1)	(2)	(3)	(4)	(5)
Name	Address and email address	No. of Shares*	Proportion of Purchase Price	Maximum % liability of individual Seller

			100%	100%

SCHEDULE 2

PART A  - TML

1.	Registered Number: 06757227

2.	Place of Incorporation: England and Wales

3.	Date of Incorporation: 25 November 2008

4.	Issued share capital:

4.1	900 TML A Ordinary Shares;

4.2	100 TML B Ordinary Shares; and

4.3	100 TML Deferred Shares

5.	Registered office: Suites 1-5, Edwin Foden Building, Moss Lane, Sandbach, Cheshire CW11 3AE

6.	Directors: Mr. Arthur Joseph Devlin and Mr. Anthony Martin Jones

7.	Company secretary: None

8.	Nature of business: supplier, distributor and seller of electronic cigarettes, vaporizers, e-liquids and related products

9.	Accounting Reference Date: 30 April

10.	Date of latest accounts filed: 30 April 2013

11.	Auditor: The Companies' Auditor

PART B – 10M

1.	Registered Number: 07934188

2.	Place of Incorporation: England and Wales

3.	Date of Incorporation: 2 February 2012

4.	Issued share capital:

4.1	900 10M A Ordinary Shares;

4.2	100 10M B Ordinary Shares; and

4.3	100 10M Deferred Shares.

5.	Registered office: Suites 1-5, Edwin Foden Building, Moss Lane, Sandbach, Cheshire CW11 3AE

6.	Directors: Mr. Arthur Joseph Devlin and Mr. Anthony Martin Jones

7.	Company secretary: None

8.	Nature of business: supplier, distributor and seller of electronic cigarettes, vaporizers, e-liquids and related products

9.	Accounting Reference Date: 30 April

10.	Date of latest accounts filed: 30 April 2013

11.	Auditor: The Companies' Auditor

SCHEDULE 3 – WARRANTIES

1.	POWER TO SELL THE SHARES

1.1
The Sellers have full power and authority to, enter into and perform the obligations to be performed by the Sellers under this agreement and any agreement to be entered into by the Sellers under this agreement. Those agreements, when executed, will constitute binding and enforceable obligations on the Sellers in accordance with their terms.

1.2	The execution and delivery of and the performance by the Sellers of the Sellers' obligations under this agreement will not:

1.2.1	result in a breach of, or constitute a default, under any agreement, instrument or arrangement to which any Seller is a party or by which any Seller is bound; or

1.2.2	result in a breach of any applicable law, rule or regulation or order, judgement or decree of any court or governmental agency to which any Seller is a party or by which any Seller is bound.

1.3	No Insolvency Proceedings have been commenced against any Seller. There are no circumstances which would entitle any person to commence any Insolvency Proceedings in relation to any Seller.

1.4	Except as expressly contemplated by this agreement or for remuneration and expenses properly due to its directors, employees and consultants in the ordinary course:

1.4.1	there are no amounts owing by or to the Company to or by; and

1.4.2	there are no guarantees, suretyships, indemnities or similar obligations given by or binding on the Company in respect of liabilities or obligations (whether actual or contingent) of,

any Seller or any Associate of any Seller or any present or former director of the Company.

1.5
Except as expressly contemplated by this agreement or for remuneration and expenses properly due to its directors, employees and consultants in the ordinary course, the Company is not under any liability or obligation (actual or contingent or otherwise) because of any transaction entered into by it with, or any payment or benefit provided by it for the benefit of, any Seller or any Associate of any Seller or any present or former director of the Company appointed by any Seller.

1.6
No person (including any Seller or any former or present Associate of any Seller) has any interest in or right, option or other entitlement to purchase, subscribe for or otherwise acquire any loan or share capital or debentures of the Company.

2.	SHARE CAPITAL

2.1	The Shares shown opposite each Seller's name in column (3) of Schedule 1 are the only shares in the Company in respect of which that Seller has any legal or beneficial interest.

2.2	The Shares constitute the entire issued and allotted share capital of the Company and have been properly allotted and issued and are fully paid.

2.3
The Sellers are the absolute legal and beneficial owners of (or otherwise have full power and authority to sell and transfer to the Buyer full legal and beneficial ownership of) the Shares on the terms set out in this agreement.

2.4
No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, sale or transfer of any share or loan capital or any other security giving rise to a right over the capital of the Company under any option or other agreement (including conversion rights and rights of pre-emption). There are no Encumbrances on the shares of the Company or any arrangements or obligations to create any Encumbrance.

2.5	The Company has not exercised nor purported to exercise or claim any lien over the Shares or any of them and no call on any of the Shares is outstanding.

2.6
There is no litigation, arbitration, legal proceedings or dispute in existence or threatened against any of the Sellers in respect of the Shares or the entitlement of the Sellers to dispose of the Shares and there are no facts known to the Sellers which might give rise to any of those proceedings or disputes.

2.7	None of the Shares was, or represents assets which were, the subject of a transfer at an undervalue (within the meaning of sections 238 or 239 of the Insolvency Act 1986) within the past five years.

2.8	No Share was allotted at a discount and, if at any time the Company has been a public company, none of the Shares have been allotted in breach of sections 586, 593, 598 or 603 of the Companies Act.

3.	GROUP

3.1
The Company does not have, and has never had, any subsidiaries or subsidiary undertakings, except that it will have two wholly owned subsidiaries pursuant to the Permitted Acquisition if the Permitted Acquisition completes prior to Completion.

3.2	The Company does not have, and has never had, a holding company.

4.	CONSTITUTIONAL MATTERS

4.1
The statutory books and registers of the Company have been properly kept and contain an accurate and complete record of the matters with which they should deal and no notice or allegation that any of them is incorrect or should be rectified has been received.

4.2	A copy of each resolution passed by the members of the Company or any class of them is kept with the statutory books of the Company.

4.3
All returns, particulars, resolutions and documents required by the Companies Act or any other legislation to be filed with the Registrar of Companies or any other authority in respect of the Company have been filed on time and were correct.

4.4
TML was incorporated in accordance with its memorandum and articles of association. 10M was incorporated in accordance with its articles of association. Both Companies are validly existing in accordance with the Companies Act.

4.5
The copy of the articles of association of the Company (and in respect of TML only) attaching a copy of any provisions of its old-style memorandum that are still deemed to be provisions of its articles under section 28 of the Companies Act or a copy of its old-style memorandum indicating the provisions which are still deemed to be provisions of its articles under that section contained in the Disclosure Bundle is complete, accurate and up to date and has attached to it a copy of every resolution which is referred to in section 29 of the Companies Act.  The Company has at all times carried on its business and affairs in accordance with its memorandum and articles of association.

4.6	The Company has not at any time repaid, redeemed or repurchased any of its own shares, reduced its share capital or capitalised any reserves or profits (or agreed to do the same).

4.7	The Company is not registered under the Companies House Protected Online Filing (PROOF) Service but is registered for the Companies House webfiling service.

5.	INFORMATION

5.1	The facts set out in paragraphs (B) and (C) in the Background section of this agreement and in Schedule 2 are complete and accurate and not misleading.

6.	ACCOUNTS

6.1	The Accounts:

6.1.1
have been prepared in accordance with the Companies Act, and all other applicable legislation, on a proper basis consistent with that adopted in preparing the accounts of the Company for the previous two financial periods and in accordance with GAAP applicable at the Accounts Date;

6.1.2
give a true and fair view of the assets, liabilities, capital commitments and the state of affairs of the Company as at the Accounts Date and of the profits and losses of the Company for the accounting period ended on the Accounts Date; and

6.1.3	as at the Accounts Date:

(a)	make proper provision for all actual known liabilities;

(b)	make proper provision for (or contain a note in accordance with good accountancy practice in respect of) all contingent known liabilities;

(c)	make proper and adequate provision for all bad and doubtful debts and all financial commitments;

(d)	make proper and adequate provision for depreciation on fixed assets;

(e)
include any slow moving stock and non-recoverable work in progress at an appropriately written down value, attribute no value to any redundant or obsolete stock and include the remaining stock at a value which does not exceed the lower of its cost and net realisable value as at the Accounts Date; and

(f)
provide or reserve, in accordance with the principles set out in the notes to the Accounts, for all Taxation liable to be assessed on the Company, or for which it may be accountable, in respect of the period ended on the Accounts Date.

6.2
The results shown by the Accounts have not (save as expressly disclosed in them) been affected by inconsistencies in accounting policies and practices adopted, any unusual or non-recurring item or by transactions entered into otherwise than on normal commercial terms or by any other circumstance rendering the profits or losses for the period covered by the Accounts unusually high or low.

6.3
All the accounts, books, registers, ledgers and financial and other material records of any kind of the Company (including all invoices and other records required for VAT purposes), whether or not held in written form:

6.3.1	are in the exclusive ownership and possession of the Company;

6.3.2	have been fully, properly and accurately kept and completed

6.3.3	do not contain any material inaccuracies or discrepancies; and

6.3.4
are, as required by section 386 of the Companies Act, sufficient to show with accuracy, having regard to the purposes for which they were prepared and the fact that they have not been audited, the financial position of the Company at the date of this agreement.

6.4	The accounting reference date of the Company for the purposes of section 391 of the Companies Act is, and always has been, 30 April.

7.	POSITION SINCE THE ACCOUNTS DATE

Since the Accounts Date:

7.1.1
the Company has carried on its business in the ordinary course and at a profit and so as to maintain it as a going concern and without any material interruption or material alteration in the nature, scope or method of carrying on its business;

7.1.2	there has been no material adverse change in the Company's turnover or in its financial or trading position, performance or prospects;

7.1.3	the Company has not assumed or incurred, nor agreed to assume or incur, any liabilities (including contingent liabilities) otherwise than in the ordinary course of carrying on its business;

7.1.4	the Company has not disposed of or acquired, or agreed to dispose of or acquire, any business or any material asset other than trading stock in the usual and ordinary course of business;

7.1.5	the Company has not, by doing or omitting to do anything, materially prejudiced its goodwill;

7.1.6	no donation or covenant for charitable or political purposes or any ex-gratia payment has been made or agreed to be made by the Company;

7.1.7
no debtor has been released on terms that he pays less than the full book value of his debt (except for settlement discounts on the usual terms which have been disclosed to the Buyer) and no debt owing to the Company has been deferred, subordinated or written off or has proved to any extent irrecoverable or is now regarded as irrecoverable;

7.1.8	the Company has paid its creditors within the times agreed with those creditors and there has been no change in the manner or time of issue of invoices or the collection of debts;

7.1.9
the Company has not disposed of any material asset (including, without limitation, trading stock) or supplied any material service or business facility of any kind (including, without limitation, a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for that disposal or supply was less than the consideration which would be deemed to have been received for tax purposes;

7.1.10	none of the amounts secured by the mortgages, charges, liens or encumbrances disclosed in the Accounts has been increased beyond the amount shown in the Accounts and no Encumbrance has been created;

7.1.11
no payment has been made by the Company which will not be deductible for corporation tax purposes either in computing the profits or chargeable gains of the Company or in computing the corporation tax chargeable on the Company;

7.1.12	no shareholders resolutions or decisions have been passed;

7.1.13
the Company has not offered or agreed to offer price reductions or discounts or allowances on sale of goods or services, nor provided them or agreed to provide them at less than cost, to an extent that may materially affect the profitability of the Company;

7.1.14
no material changes have occurred in the assets or liabilities (actual or contingent) of the Company as shown in the Accounts and there has been no reduction in the value of the net tangible assets of the Company (determined in accordance with the same accounting policies as those applied in the Accounts and on the basis that each fixed asset is valued at a figure no greater than the value attributed to it in the Accounts or, in the case of any fixed asset acquired by the Company after the Accounts Date, at a figure no greater than cost) below the value of the net tangible assets of the Company at the Accounts Date as shown in the Accounts; and

7.1.15	no loan or loan capital or redeemable share capital of the Company has been issued or repaid or redeemed in whole or in part or has become liable to be repaid or redeemed.

7.2
The Disclosure Bundle contains (i) a list of the top ten (10) customers of the Company (by sterling amount of sales to such customers) (each, a Material Customer) and (b) a list of the top ten (10) suppliers of the Company (by sterling amount of purchases from such suppliers) (each, a Material Supplier), for the financial year ending on the Accounts Date. Since the Accounts Date:

7.2.1
the Company has not received any written notice from any Material Customer of the Company to the effect that any such Material Customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying materials, products or services from the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise); and

7.2.2
the Company has not received any written notice from any Material Supplier to the Company to the effect that any such Material Supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

8.	DISTRIBUTIONS

8.1
The Company has not, in respect of any accounting period, declared or paid any dividend or made any other distribution (as defined in section 1119 of the Tax Act) other than those (if any) provided for in its audited accounts for that period.

8.2	All dividends and distributions declared, made or paid by the Company were declared, made or paid in accordance with its articles of association and the applicable provisions of the Companies Act.

8.3	No capital distribution has been made in respect of any part of the Company's share capital.

8.4	No balance (if any) shown credited to any reserve or profit and loss account in the Accounts includes any sum which is not legally available for distribution by way of dividend on income account.

9.	INTERESTS OF SELLERS, DIRECTORS AND ASSOCIATES

9.1
None of the Sellers, any director of the Company or any Associate of any of them, has any interest, direct or indirect, in any agreement or arrangement to which the Company is a party or in any Intellectual Property Rights (as defined in paragraph 14) used by the Company or in any business which has a close trading relationship with that of the Company or which is or is likely to compete with the business of the Company.

9.2	The Company does not depend upon, or derive any benefit from, any assets, facilities or services owned or supplied by any Seller and/or any director of the Company and/or any Associate of any of them.

9.3	For the purposes of this paragraph 9, the expression the Sellers includes any other person or persons beneficially interested in the Company's share capital.

9.4	No person is or has been a shadow director of the Company (within the meaning of section 251 of the Companies Act).

10.	FINANCIAL MATTERS

10.1	Except as disclosed in the Accounts or Disclosed, the Company:

10.1.1	has no outstanding capital commitments and is not engaged in any scheme or project requiring capital expenditure;

10.1.2
has no outstanding loan capital, has no arrangements with its bankers or others relating to overdraft, borrowing or other financial facilities, has not factored its debts and has not borrowed any money which it has not repaid;

10.1.3	has not engaged in financing of a type which need not be shown or reflected in its audited accounts;

10.1.4	has not lent any money which has not been repaid to it and does not own the benefit of any debt other than debts accrued to it in the ordinary course of its business or owing to it by its bankers; and

10.1.5	has not granted any mortgage or charge.

10.2
A statement of the Company's bank accounts and of the credit or debit balances on them as at the close of business on the last Business Day immediately before the date of this agreement has been supplied to the Buyer and is complete and accurate.  The Company has no other bank or deposit accounts (whether in credit or overdrawn).  Since the bank account statement there have been no payments out of any of those accounts except for routine payments in the normal course of business and the present balances on those accounts are not now materially different from the balances shown on the statement.

10.3	There are no unpresented cheques drawn by the Company:

10.3.1	in the normal course of business for amounts exceeding in aggregate £5,000; or

10.3.2	otherwise than in the normal course of business.

10.4
Full particulars of all money borrowed by the Company (including full particulars of the terms on which the money has been borrowed) and all financial facilities available to the Company (including full particulars of the terms on which the facilities are available) are contained in the Disclosure Bundle

10.5
The aggregate amount outstanding of all borrowing by the Company does not exceed any limitation on the Company's borrowing contained in the Company's articles of association or in any debenture, loan stock or other agreement or the Company's overdraft facilities.

10.6
Neither the Company or the Sellers has received notice for the Company to repay any indebtedness which is repayable by the Company on demand and the Company is not in default under any instrument constituting any indebtedness or under any guarantee of any indebtedness and so far as the Sellers are aware there is no reason why any indebtedness or guarantee should be called or the liabilities under it accelerated before their due date (if any) or any loan or other financial facilities terminated.

10.7
No part of the amount shown in the Accounts in respect of debtors is represented by debts which were, at that time, more than three months overdue for payment and all debts owed to the Company at Completion (as recorded in the Company's books and records) will realise their full face value and be good and collectable in the ordinary course of business and are not subject to any dispute, right of set-off or counter-claim of any kind arising from an act or omission occurring before Completion.

10.8	The Company is not insolvent and is able to pay (and has not stopped or suspended paying) its debts as and when they fall due.

10.9
The Company is not the subject of any Insolvency Proceedings and has not so far as the Sellers are aware had any Insolvency Proceedings commenced in relation to any of its assets, chattels, property or undertaking. There are no circumstances which entitle or may entitle any person to commence any Insolvency Proceedings in relation to the Company or any part of its assets, chattels, property or undertaking.

10.10	No process has been initiated which would lead to the Company being dissolved and its assets being distributed among its creditors, shareholders and other contributors or being struck off.

10.11
So far as the Sellers are aware the Company has not been party to any transaction with any third party or parties which, in the event of a third party going into liquidation or an administration order or a bankruptcy order being made in relation to it or him, is likely to constitute (in whole or in part) a transaction at an undervalue, a preference, an invalid floating charge or an extortionate credit transaction or part of a general assignment of debts under sections 238 to 245 and/or sections 339 to 344 of the Insolvency Act 1986.

10.12	The Company has not made any loan, which remains outstanding, on terms entitling it to receive either a rate of interest varying with, or a share of, the profits of a business.

10.13
Full details of all grants, allowances and other financial assistance provided to the Company or due to be made to it are disclosed in the Disclosure Letter.  The Company and/or any of the Sellers have not done or failed to do anything which could result in all or any part of those grants, allowances or assistance becoming repayable or being forfeited by the Company in whole or in part. A change in control, management or shareholders of the Company will not give rise to all or any part of those grants, allowances or assistance becoming repayable or being forfeited by it in whole or in part.

10.14	The Company is not liable to make any payment to any of its professional advisers in respect of services rendered in respect of the sale and purchase of the Shares at any time before Completion.

10.15	No expenses or liabilities have been incurred or assumed by the Company otherwise than in the ordinary course of business.

10.16	All costs incurred by the Company have been charged to the Company and not borne by any other person.

10.17	The Company has not been the tenant of, or a guarantor in respect of, a leasehold property which is not the Property.

10.18	There have been no reports concerning the Company by accountants or by financial or management consultants within three years before the date of this agreement.

10.19	No mortgage or charge granted in favour of the Company is void or voidable for want of registration.

11.	ASSETS AND ENCUMBRANCES

11.1
The Company has possession and control of, and a good and marketable title to, all the assets used in or in connection with its business and no distress, execution or other process has been levied on any of those assets, nor do any circumstances exist whereby any person may claim entitlement to use and/or possession of any of those assets in competition with or in priority to the Company.

11.2
No Encumbrance (or agreement or commitment to grant any Encumbrance) is outstanding against any part of the undertaking of the Company or any of its assets and no claim has been made by any person to be entitled to any Encumbrance mentioned above.

11.3
At the Accounts Date, the Company owned free from all Encumbrances and (except for current assets realised in the ordinary course of business) still owns all the assets included in the Accounts and all assets acquired since the Accounts Date (and not subsequently so realised).

11.4	Any assets of the Company which will not be situated at the Property at Completion are specified in the Disclosure Letter and are clearly identified as assets of the Company.

11.5
The assets held under hire purchase, credit sale, leasing, rental or similar agreements listed in the Disclosure Letter and the assets owned by the Company comprise so far as the Sellers are aware all the assets necessary or desirable for the continuation of the business of the Company as carried on as at the date of this agreement, and no assets are shared with another person.

11.6	Nothing has occurred or is likely to occur, by which the rental payable in relation to an asset held by the Company under a lease or similar agreement, has been, or is likely to be, increased.

11.7
A maintenance contract is fully effective in respect of all assets of the Company which is normal or prudent to have maintained by outside or specialist contractors or which the Company is obliged to maintain or repair under any leasing or similar arrangement.

11.8
All the title deeds relating to the assets of the Company and the original copies of all other documents which are owned by, or which ought to be in the possession of, the Company are in its possession.

12.	TRADING

12.1
Each of the Company and its directors and officers (in respect of their duties in relation to the Company) has carried on business and conducted its affairs in compliance with the Companies Act and all other statutory obligations and in accordance with its memorandum (in respect of TML only) and articles of association and all other documents to which it is, or has been, a party and is not in breach of any law, regulation, order, decree, judgment, contract, agreement, licence, obligation or restriction of any nature binding on it or him or which affects the Company's assets or employees or the operation of its business in any jurisdiction. The Company has the power and is duly qualified to carry on business in all jurisdictions in which it carries on business.

12.2
The business of the Company has not during the twenty four (24) months immediately prior to the date of this agreement been materially and adversely affected by the loss of any important contract or customer or source of supply or by any abnormal factor not affecting similar businesses to a similar extent and the Sellers are not aware of any facts likely to give rise to any of these whether before, on or after Completion.

12.3
During the three years before the date of this agreement no important customer has significantly reduced its orders for any of the products or services of the Company and there has been no significant adverse change in the basis or terms on which any person is prepared to enter into contracts or do business with the Company (apart from normal price changes).

12.4
The Company is not a party to, nor have its profits or financial position during the three years before the date of this agreement been affected by, any contract or arrangement which is not of an entirely arm's length nature.

12.5
Save as expressly mentioned in this agreement, the Company is not and has not since its incorporation been, nor has it agreed to become, the holder or beneficial owner of any share, debenture, mortgage or security (or interest in them) or a member of any joint venture, consortium, partnership or other unincorporated association or a party to any arrangement for sharing commission or income.

12.6	The Company does not have any branch office, agency, place of business or permanent establishment outside England nor does it have any significant assets outside the United Kingdom.

12.7	The Company has not carried on business under or used on or in its notepaper, advertising, documents or vehicles, any name other than its full corporate name.

12.8
The Company has not at any time disclosed to any person (other than the Buyer) any of its know-how, trade secrets, confidential information, price lists or lists of customers or suppliers relating to its business save in its ordinary course of business and having first obtained a written confidentiality undertaking in respect of it.

12.9
None of the activities, contracts or rights of the Company is ultra vires, unauthorised, invalid or unenforceable or so far as the Sellers are aware in breach of any contract, covenant or third party right or requires so far as the Sellers are aware any licence, authorisation or consent which has not been obtained on a permanent and unconditional basis and the Company is not liable to pay any royalty or similar fee.

12.10
The work in progress is at its normal level for the time of year having regard to current orders and to orders reasonably anticipated from customers of the Company.  The present work in progress of the Company will so far as the Sellers are aware, if invoiced within three months from the date of this agreement, realise in total at least the amount at which it is included in the Company's books.

12.11
So far as the Sellers are aware the stock of raw materials, packaging materials and finished goods held by the Company is not excessive and is adequate in relation to the current trading requirements of the business of the Company and so far as the Sellers are aware none of that stock is obsolete, slow moving, unusable, unmarketable or inappropriate or of limited value in relation to the current business of the Company.  No contracts or arrangements are outstanding which so far as the Sellers are aware are likely to result in the previous sentence not being true.

12.12
So far as the Sellers are aware the stock in trade of the Company is in good condition and is capable of being sold by the Company in the ordinary course of its business in accordance with its current price list without rebate or allowance to a buyer.

12.13	The plant, machinery, vehicles and other equipment used in connection with the business of the Company are so far as the Sellers are aware:

12.13.1	in a reasonable state of repair and condition given their age and have been properly maintained;

12.13.2	in the possession and control of, and are the absolute unencumbered property of, the Company;

12.13.3	not expected to require replacements or additions at a total cost in excess of £10,000 within six months from the date of this agreement; and

12.13.4	recorded in the plant register a copy of which is contained in the Disclosure Bundle.

12.14
The Company has not given any guarantee or warranty or made any representation in respect of any goods, products or trading stock sold or supplied or contracted to be sold or supplied, or services supplied or contracted to be supplied, by it save for any guarantee or warranty implied by law and (save as stated above) has not accepted any liability or obligation to service, repair, maintain, take back or otherwise do or not do anything in respect of any goods, products, stock or services which would apply after any of those goods, products, stock or services have been delivered or supplied by it.

12.15
The Company has not, nor has it received any allegation that it may have, manufactured, acquired, sold or supplied products or services which are or were or will become in any material respect faulty or defective or which do not comply in any material respect with any warranties or representations expressly or impliedly made by it or with all applicable regulations, standards and requirements in respect of them.

12.16	All the standard terms and conditions on which the Company supplies its goods and/or services are contained in the Disclosure Bundle.

12.17	All the standard terms and conditions on which the Company customarily buys or contracts for goods and/or services are contained in the Disclosure Bundle.

12.18
No single customer of or supplier to the Company has accounted for more than 10 per cent of the invoiced amount of sales of or supplies to the Company of goods and/or services in any accounting reference period of the Company or is likely to in the current accounting reference period of the Company.

12.19
The Company is not dependent on the supply of any raw materials, components or services from a single source of supply which are not readily obtainable from another source of supply on comparable terms.

12.20
The Company has none of its records, systems control data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access to and from them) are not under the exclusive ownership and direct control of the Company or to which the Company is able to have reasonable access during normal business hours.

13.	CONTRACTS AND OTHER OBLIGATIONS

13.1
The Disclosure Bundle contains particulars of all material subsisting contracts to which the Company is a party and an original of each of those contracts which is in writing is in the possession of the Company.

13.2
The Company has not entered into or undertaken, or agreed to enter into or undertake, and has no subsisting or contingent liability under, any contract, transaction, obligation, commitment, arrangement or liability which:

13.2.1	is outside the normal course of trading:

13.2.2	is in the nature of a capital commitment for an amount in excess of US$50,000;

13.2.3	is a contract for the sale of shares or assets which contains warranties or indemnities or provides for them;

13.2.4
contains an express provision or express term that it is liable to be terminated, or under which rights are liable to arise or be affected, as a result of any change in control, management or shareholders of the Company (including any contractual right for the other contracting party to terminate or otherwise affect the contract by reason of the sale of the Shares or any other matter contemplated under this agreement);

13.2.5	is in any way otherwise than in the ordinary and usual course of the Company's business; or

13.2.6	is not of an arm's length nature.

13.3	The Company has not entered into any contract to buy foreign currency or made any forward sales of foreign currency which in either case remains outstanding.

13.4	So far as the Sellers are aware having made no enquiry of any third parties, the Company has good working relationships with the other contracting parties under all of its contracts.

13.5
The Company has not given any guarantee, indemnity or security for, or otherwise agreed to become directly or contingently liable for, any present or future obligation of any other person and no person has given any guarantee of or indemnity or security for any obligation of the Company.

13.6
So far as the Sellers are aware there are no agreements or arrangements in force restricting the freedom of the Company to carry on any activity, including to provide or take goods and services, by such means and to or from such persons as it may from time to time think fit, in any part of the world.

13.7	The Company is not a party to any agency, distributorship, franchising, marketing or similar agreement or arrangement.

13.8	The Company is not subject to any undertaking or assurance which it has given to a court or government agency.

13.9
So far as the Sellers are aware having made no enquiry of any third parties no event has occurred regarding the Company which would entitle any third party to terminate any contract or benefit enjoyed by the Company or to call in any money before its due date.

13.10
So far as the Sellers are aware having made no enquiry of any third parties, none of the Company, the Sellers or the directors of the Company has any knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any agreement or other transaction to which the Company is or has been a party and, so far as the Sellers are aware having made no enquiry of any third parties, none of the Company, the Sellers or the directors of the Company has received any notice of any intention to terminate any of those agreements or to repudiate or disclaim any other transaction.

13.11
So far as the Sellers are aware, no party to an agreement with the Company is in default, being a default which would be material in the context of the Company's financial or trading position, and, so far as the Sellers are aware having made no enquiry of any third parties, there are no circumstances likely to give rise to a default.

13.12	The Company has made all payments due under all contracts to which it is a party and observed and so far as the Sellers are aware has performed all its obligations under them.

13.13
There is in force no power of attorney or other authority (express or implied) given by the Company and no person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary course of the Company's business.

13.14	No tender or offer which is capable of being converted into an obligation of the Company by an acceptance or other act of some other person is outstanding.

13.15
Complete and accurate details of all trade or business associations of which the Company is a member are set out in the Disclosure Letter and so far as the Sellers are aware the Company is complying and has at all material times complied in all material respects with the regulations or guidelines laid down by any of those trade associations and copies of those regulations and guidelines are contained in the Disclosure Bundle.

13.16
The Disclosure Letter contains full details of all accreditations, approvals and registrations the Company has been awarded in respect of the conduct of the whole or any part of its business under any recognised standard and the Company is continuing to comply with the requirements of those standards and neither the Company nor the Sellers know of any reason why any of those accreditations, approvals or registrations might be revoked, qualified or impaired in whole or in part.  So far as the Sellers are aware none of the tenders, contracts, rights or privileges to which the Company is a party or which it enjoys is in any way dependent on any of those accreditations, approvals or registrations continuing in existence.

13.17	The Company is not and has not been party to a transaction to which sections 190 or 197 to 203 of the Companies Act might apply.

14.	INTELLECTUAL PROPERTY RIGHTS

14.1
In this paragraph 14, unless the context otherwise requires Intellectual Property Rights means all right, title and interest in any patents, trademarks (whether registered or unregistered), domain names, registered and unregistered designs, copyright (including any rights in a database or software), database rights, goodwill, knowhow and all other intellectual property rights, in each case whether registered or unregistered, including all applications to apply for them, and all rights having the same or equivalent effect to any of the above anywhere in the world.

14.2
Complete and accurate particulars of all registered Intellectual Property Rights including, without limitation, applications for those rights which are owned by the Company, the details of those registrations or applications and all material unregistered Intellectual Property Rights which are owned by the Company are set out in the Disclosure Letter.

14.3
The Company has applied for registered protection for all Intellectual Property Rights owned by it that are capable of that protection and for which a reasonably prudent business should seek protection.

14.4	The Disclosure Letter sets out full and accurate details of, or there are contained in the Disclosure Bundle full copies of, all material licences and agreements (the IP Licences) under which:

14.4.1	the Company uses or exploits Intellectual Property Rights owned by any third party; or

14.4.2	the Company has licensed or agreed to license Intellectual Property Rights to, or otherwise permitted the use of any Intellectual Property Rights by, any third party.

14.5
All the IP Licences are in full force and effect, no notice having been given to terminate any of them, and the obligations of all parties in respect of them have been fully complied with and no disputes have arisen in respect of them.

14.6
Except as Disclosed, none of the IP Licences in favour of the Company are liable to be terminated or otherwise materially affected by a change of control of the Company or otherwise as a result of this transaction.

14.7	All the Intellectual Property Rights used by the Company in the course of its business in the period before Completion are either:

14.7.1	owned legally and beneficially and free from any Encumbrance by the Company; or

14.7.2	licensed under a valid and enforceable IP Licence to the Company.

14.8
The Intellectual Property Rights owned by the Company and all Confidential Information which is proprietary to the Company are subsisting and enforceable and so far as the Sellers are aware nothing has been done or not been done as a result of which any of them has ceased or might cease to be subsisting or enforceable.  In particular:

14.8.1
all renewal fees in respect of all registered Intellectual Property Rights owned by the Company have been duly paid, all steps required for the maintenance or protection of those rights have been taken and there are no grounds on which any person is or will be able to seek cancellation, rectification or any other modification of any registration;

14.8.2	all Confidential Information and trade secrets owned or used by the Company has been kept confidential and not disclosed to third parties;

14.8.3
so far as the Sellers are aware no mark, trade name or domain name identical or similar to any of those rights has been registered, or is being used by any person in the same or a similar business to that of the Company in any country in which the Company has registered or is using that mark, trade name or domain name; and

14.8.4
there are and have been no claims, actions, disputes or proceedings on-going, pending or so far as the Sellers are aware threatened, so far as the Sellers are aware challenging or so far as the Sellers are aware threatening the title, validity or enforceability of those rights, or claiming any right or interest in those rights.

14.9
So far as the Sellers are aware there is, and has been, no infringement by any third party of any of the Intellectual Property Rights owned by the Company and so far as the Sellers are aware none is pending or threatened.

14.10
So far as the Sellers are aware the activities of the Company do not and the carrying on of its business (as carried on in the previous twelve months) does not infringe, has not infringed and will not result in any claim that they do infringe any Intellectual Property Rights of any third party.

14.11	The Company has had no claim, notice or information that the activities of the Company infringe or are likely to infringe the Intellectual Property Rights of any third party.

14.12
So far as the Sellers are aware there are no circumstances which would render any current application for registration of any of the registered Intellectual Property Rights owned by the Company unacceptable to the relevant registry or other authority or which would prevent that application from proceeding to grant and registration.

14.13
Full details of all domain names, websites and other electronic addresses in connection with the Internet or World Wide Web (including e-mail addresses) which are held by, or registered on behalf of, or have been used in respect of the Company are set out in the Disclosure Letter.

14.14
No claim under sections 39 to 43 of the Patents Act (or similar provision in any applicable territory across the world) has been made and no assertion of any moral rights under the Copyright Designs and Patents Act 1988 or otherwise has been made in relation to any Intellectual Property Rights owned by the Company.

14.15	The Company has in its possession all necessary documentation or evidence to establish the ownership of any of the Intellectual Property Rights that it claims to own.

15.	INFORMATION TECHNOLOGY

15.1	In this paragraph 15, unless the context otherwise requires:

IT Contracts means all arrangements and agreements relating to the IT System (or any part of it) under which any third party (including, without limitation, any source code deposit agent) provides any element of, or services relating to, the IT System, including, without limitation, leasing, hire purchase, licensing, maintenance, outsourcing and services agreements; and

IT System means all computer hardware (including network and telecommunications equipment, cabling, power supplies, printing facilities, work stations and related components) and software (including associated preparatory materials, user manuals and other related documents, outsourcing arrangements and any zero disaster recovery management arrangements) and any other items that connect with any of the above, owned, used, licensed or leased by the Company.

15.2	Complete and accurate particulars of the IT System and all written IT Contracts are set out in the Disclosure Bundle.

15.3
Save to the extent disclosed in the IT Contracts, the Company owns the IT System free from any Encumbrance.   So far as the Sellers are aware the Company has obtained all necessary rights from third parties to enable it to make unrestricted use of the IT System for the purposes for which it is being used.

15.4	There have been no claims, disputes or proceedings arising or so far as the Sellers are aware threatened under or in relation to any IT Contract and none are anticipated.

15.5
None of the IT contracts is liable to be terminated (except upon expiry in accordance with the particulars set out in the Disclosure Letter) and the Sellers have no reason to believe that any IT Contracts will not be renewed on the same or substantially the same terms when they expire except for price increases to match the growth in the changes to the Company’s business.

15.6	So far as the Sellers are aware none of the IT Contracts is liable to be terminated or otherwise affected by a change of control of the Company.

15.7
Save to the extent disclosed in the IT Contracts, the Company either has possession or control of the source code in respect of all software in the IT System or the source code is held in escrow with a reputable deposit agent on terms which provide that the source code relating to the relevant software (as modified and updated from time to time) will be made available to the Company if the relevant licensor's ability or willingness to maintain and support the software becomes restricted and/or the licensor becomes insolvent.

15.8	The Disclosure Bundle contains a full, complete and accurate list of all software developed by or for the Company or in respect of which rights have been assigned to the Company in writing.

15.9	The IT System (and each part of it) is so far as the Sellers are aware functioning properly and materially in accordance with all applicable specifications.

16.	DISPUTES AND LITIGATION

16.1
There are no court orders or unsatisfied judgments outstanding against the Company, no injunctions have been granted against the Company and the Company is not party to any undertaking or assurance given to a court, tribunal, regulatory authority, governmental agency or any other person in connection with the determination or settlement of any claim or proceedings.

16.2
Apart from normal trade debt collection involving debts not exceeding US$10,000 in the aggregate, neither the Company nor any of its officers nor any person for whose acts or defaults the Company may be vicariously liable is involved in any civil, criminal, arbitration or mediation proceedings or dispute resolution process.  So far as the Sellers are aware none of those proceedings or processes, and no claims of any nature, are pending or threatened by or against the Company or any of those persons or in respect of which the Company is liable to indemnify any party concerned.

16.3	So far as the Sellers are aware there are no facts likely to give rise to any of the proceedings, process or claims described in paragraph 16.2.

16.4
The Company is not the subject of or engaged in, and so far as the Sellers are aware there are no facts or circumstances likely to cause it to be the subject of or engaged in, any proceedings, investigations or enquiries by or before any governmental or municipal department, commission, board, tribunal or other administrative, regulatory, judicial or quasi-judicial agency (whether in the United Kingdom or elsewhere).

16.5
The Company has not been convicted of an offence and is not awaiting trial in relation to any offence and no current or former employee, officer or agent of the Company has been convicted of, or is awaiting trial in relation to an offence in relation to the Company.  No employee or officer has been convicted of or is awaiting trial in relation to or is alleged to have committed an offence that reflects upon the reputation of the Company or their suitability for holding the position they hold in the Company.

16.6
No officer or employee of the Company is or has been subject to any bankruptcy proceedings or is or has been the officer of any company which has been the subject of liquidation or Insolvency Proceedings.

17.	INSURANCE

17.1
Complete and accurate details of the Company's policies of insurance are contained in the Disclosure Bundle.  Those policies are fully effective in accordance with their terms and all premiums have been paid on time.

17.2
No claim under any of those policies is outstanding and, so far as the Sellers are aware, no event has occurred which might be subject of a claim under any of those policies or which would or might be required under any of those policies to be notified to the insurers under the terms of the policy.

17.3
So far as the Sellers are aware, nothing has been done or omitted to be done which might prejudice any prospective claim or which might render any of those policies void or voidable or which might result in the increase of any premium payable in respect of them and none of those policies is subject to any special or unusual terms, restrictions or rates of premium.

18.	CONSENTS AND COMPLIANCE

18.1
The Company has valid permits, authorities, licences and consents necessary so far as the Sellers are aware for the Company to carry on its business effectively in the manner and in the places in which its business is now carried on, all of which are disclosed in the Disclosure Letter and contained in the Disclosure Bundle.  So far as the Sellers are aware there are no circumstances which might lead to the suspension, alteration or cancellation of any of those permits, authorities, licences or consents.

18.2	The Company does not carry on any regulated activity within the meaning of the Financial Services and Markets Act 2000.

19.	ANTI-CORRUPTION

19.1
The Company has not at any time engaged in any activity, practice or conduct which at the relevant time amounted to an offence under the Bribery Act 2010 or which constituted or constitutes an offence under any other bribery or anti-corruption law in any jurisdiction.

19.2
No employee, agent, subsidiary or other person who performs or has performed services for or on behalf of the Company has at any time bribed another person (within the meaning of section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Company.  The Company has in place adequate procedures full details of which are set out in the Disclosure Letter or contained in the Disclosure Bundle designed to prevent those persons from undertaking bribery as described.

19.3
None of the Company or any employee, or, so far as the Sellers are aware, agent or subsidiary or other person who performs or has performed services for or on behalf of the Company is or has been the subject of any investigation, enquiry or enforcement proceedings in relation to any offence relating to corruption or bribery.

19.4
No investigation, enquiry or proceeding mentioned above has been threatened and, so far as the Sellers are aware, there are no circumstances which mean any of those investigations, enquiries or proceedings are likely to arise.

19.5	The Company has not been debarred, suspended or rendered ineligible from bidding for public contracts by reason of any law or decision of any public agency or authority.

20.	COMPETITION

20.1
In this paragraph 20, unless the context otherwise requires Competition Law means the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

20.2
The Company is not engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Company conducts business and no director of the Company is engaged in any activity which would be an offence or infringement under that Competition Law.

20.3
The Company is not subject to any investigation, inquiry or proceeding by any relevant government body, agency or authority in connection with any actual or alleged infringement of the Competition Law of any jurisdiction in which the Company conducts business.  No investigation, inquiry or proceeding mentioned above has been threatened or are pending and there are no circumstances likely to give rise to any of those investigations, inquiries or proceedings.

20.4
The Company is not affected by any existing or pending decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing the Competition Law of any jurisdiction and the Company has not given any undertakings or commitments to those bodies which affect the conduct of the Company's business.

20.5
The Company has not received any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 88 of the EC Treaty or Article 108 of the Treaty on the Functioning of the European Union for a decision declaring that aid to be compatible with the Internal Market

21.	DATA PROTECTION

21.1	In this paragraph 21, the terms processing and personal data will have the meanings given in the Data Protection Act 1998 (the DPA).

21.2	The Company has notified registrable particulars under the DPA of all personal data held or processed by it and:

21.2.1	has renewed those notifications and has notified any changes occurring in between those notifications as required by the DPA;

21.2.2	has paid all fees payable in respect of those notifications;

21.2.3	the contents of those notifications are complete and accurate;

21.2.4	copies of those notifications are contained in the Disclosure Bundle; and

21.2.5	there has been no unauthorised disclosure of personal data outside the terms of those notifications.

21.3	No personal data has been transferred outside the European Economic Area.

21.4	The Company has:

21.4.1	complied in all respects with the Data Protection Act 1984 whilst it was in force and the DPA;

21.4.2	satisfied any requests for access to personal data;

21.4.3	established the procedures necessary to ensure continued compliance with the DPA; and

21.4.4
complied with the requirements of the seventh principle of the DPA in respect of any processing of data carried out by a data processor on behalf of the Company, including by entering into a written contract with the data processor confirming that the data processor will only act on the instructions of the Company and copies of all such contracts are contained in the Disclosure Bundle.

21.5	The Company has not received any:

21.5.1
notice or complaint under the DPA alleging non-compliance with the DPA (including, without limitation, any information or enforcement notice, monetary penalty notice or any transfer prohibition notice); or

21.5.2	claim for compensation for loss or unauthorised disclosure of data; or

21.5.3	notification of an application for rectification or erasure of personal data,

and the Company and/or the Sellers are not aware of any circumstances which may give rise to the giving of any such notice or the making of any such notification.

22.	EMPLOYEES AND CONSULTANTS

22.1	The Disclosure Bundle accurately sets out details of all the employees and workers of the Company together with full particulars of their terms and conditions of employment, including the following:

22.1.1	the entity employing or engaging them;

22.1.2	job description or job title (providing such title is sufficiently self-explanatory as to the type of work undertaken by the worker);

22.1.3	gender;

22.1.4	date of birth;

22.1.5
those particulars of employment that an employer is obliged to give to an employee pursuant to section 1 of the Employment Rights Act 1996, including the commencement date of each contract and, if employment, the date on which continuous employment began, present remuneration (or, if the remuneration is variable, the method of calculating the remuneration and the average remuneration over the last 12 weeks) and the intervals at which remuneration is paid, hours of work, place of work, notice period for termination of employment or engagement or expiry date of fixed term contract (and if fixed term, details of any previous renewals), holiday entitlement and holiday pay and sick pay;

22.1.6	bonus, commission, incentive arrangements and all other benefits (whether contractual or discretionary);

22.1.7	type of contract (whether full or part-time or other);

22.1.8	retirement age, if any; and

22.1.9	pensions and pension schemes.

22.2
The Disclosure Bundle includes anonymised details of all persons who are not employees or workers and who are providing services to the Company and the particulars of the terms on which the individual provides services, including:

22.2.1	the company which engages them, if any;

22.2.2	the remuneration of each individual and any benefits to which they are entitled;

22.2.3	the type of services provided by the individual;

22.2.4	the number of hours each week committed to the Company; and

22.2.5	the length of notice required to terminate each agreement or, if a fixed term, the expiry date of the fixed term and details of any previous renewals.

22.3	The Disclosure Bundle contains:

22.3.1	anonymised copies of all contracts which apply to any person employed or engaged by the Company or in its business;

22.3.2
handbooks and any other policies, procedures or rules (including, but not limited to, disciplinary and grievance procedures) and a summary of any unwritten policies or procedures, whether or not contractual, which apply to any person employed or engaged by the Company or in its business; and

22.3.3
copies of all agreements or arrangements with any trade union, employee representatives or body of employees or their representatives (whether binding or not) and details of any unwritten agreements or arrangements which may affect any employees or workers of the Company.

22.4
The Disclosure Bundle includes anonymised details of all employees and workers of the Company who are on secondment, maternity, paternity, adoption, parental or other leave or who are absent due to ill health or for any other reason.

22.5	There are no home-working, part-time, job share, flexitime or flexible working arrangements or early retirement schemes applicable to any of the Company's employees or workers.

22.6	No offer of employment or engagement has been made by the Company that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

22.7	No former employee or worker is currently subject to post termination restrictions for the protection of the Company (save in relation to confidentiality).

22.8
There are no benefits provided by the Company to any person employed or engaged by the Company or in its business which could not be transferred to or (without significant additional cost) replicated by the Buyer.

22.9
There is no existing or proposed bonus, commission, profit-sharing scheme, share option scheme, share incentive scheme or any other scheme or arrangement under which any employee or other worker is or would be entitled to participate in the profits of the business of the Company or acquire shares in the Company.

22.10
No employment-related securities or securities options (as defined in Part 7 of the Income Tax (Earnings and Pensions) Act 2003) (without limitation, including shares in the Company and options over them) have been issued, granted or transferred by any person in connection with any current, former or proposed employment or office with the Company.

22.11
There are no securities, options over securities or interests in securities in respect of which the Company may have to account for income tax or national insurance contributions liabilities (or equivalent obligations in any jurisdiction) issued, granted or transferred to any current or former officer, employee or worker or any of their nominees or Associates by any person.

22.12
There are no employee benefit trusts, family benefit trusts or similar arrangements under which any current or former officer, employee or worker or any of their nominees or Associates may benefit in any form.

22.13
There is no existing or proposed scheme (whether contractual or not) or any custom or practice to provide payments or benefits on redundancy (in addition to statutory redundancy pay) or other termination or on a change of control.

22.14
There is no existing or proposed scheme (whether contractual or not) or any custom or practice to provide payments or benefits in excess of the statutory minimum in relation to maternity, paternity or adoption leave.

22.15	There are no loans made to employees or other workers or guarantees provided by the Company for the benefit of an employee or other worker.

22.16
No variation has been made in the last 12 months to any of the terms of employment or engagement of any of the Company's officers, employees or workers and nor has any future variation been offered, promised, or agreed.

22.17
There are no current negotiations for an increase in the remuneration or benefits of any employee or any other person engaged by the Company or in its business and none of those negotiations are likely to take place in the next six months.

22.18
No employee, worker or any other person engaged by the Company or in its business has received or has given notice, or so far as the Sellers are aware is likely to receive or give notice, to terminate their employment or engagement with the Company, (whether as a result of the parties entering into this agreement or otherwise).

22.19
All contracts of employment or engagement with any employee, worker or officer of the Company (and all contracts for services with any individual or company providing the services of an individual or individuals) are terminable at any time on not more than three months' notice without giving rise to any claim for damages or compensation (other than a statutory redundancy payment or for unfair dismissal) or any liability on the part of the Company other than wages or commission.

22.20
No employee or any other person engaged by the Company or in its business has been off sick for a period of 21 days or more in any six-month period within the last three years (whether or not consecutive) or is receiving or is due to receive payment under any sickness, disability or permanent health insurance scheme and so far as the Sellers are aware there is no pending, threatened or likely claim for that payment and any and all such claims are covered by insurance.

22.21	No employee has any accrued but untaken or unsatisfied annual leave from previous holiday years whether due to sickness, other absence or otherwise.

22.22
There are no existing or so far as the Sellers are aware likely disputes, claims or legal proceedings (whether arising under contract, common law, statute or in equity or otherwise) in which the Company is engaged or involved or so far as the Sellers are aware is likely to be engaged or involved in relation to employees, workers, former employees, former workers or trade unions, staff associations, staff councils, works councils or other organisations formed for a similar purpose.

22.23
No disciplinary action (including dismissal, warnings, suspension, demotion and performance management or monitoring) has been taken by the Company against any of the Company's employees, workers, former employees or former workers within the previous two years.

22.24	No grievance has been raised by any employee, worker, former employee or former worker within the previous two years.

22.25
There are no amounts outstanding or promised to any employees, workers, consultants or contractors (other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year and fees calculated at the usual rate) or any liability incurred by the Company which remains un-discharged for breach of any employment (or other) contract, redundancy payment (statutory or otherwise, including protective awards), compensation under any employment legislation or regulations or for wrongful dismissal, unfair dismissal, equal pay, discrimination or otherwise or for failure to comply with any order for the re-instatement or re-engagement of any employee.

22.26
The Company has not incurred any liability for any failure to provide information or to consult with employees, representatives of employees, staff associations, staff councils, works councils or any trade union.

22.27
The Company has not made or agreed to make a payment or provided or agreed to provide a benefit to any current or former director, officer, employee or worker or to their dependants in connection with the actual or proposed termination or suspension of employment or variation of employment contract.

22.28	No questionnaire has been served on the Company under any discrimination legislation.

22.29
There are no existing, pending or so far as the Sellers are aware threatened inquiries or investigations into the Company or affecting any person employed or engaged by the Company or in its business by the Equality and Human Rights Commission or so far as the Sellers are aware other similar authority and there are no facts that the Company or the Sellers are aware of that might give rise to any of those inquiries or investigations.

22.30
The Company has, in relation to each of its current and former employees, officers, workers and consultants, complied with all its obligations and duties whether arising under contract, statute, statutory instrument, code of practice, collective agreement, at common law or in equity or under any European treaty or law, whether legally binding or not.  In particular and without limitation, all contracts between the Company and its directors and employees comply with any relevant requirements of section 188 of the Companies Act (or section 319 of the Companies Act 1985).

22.31
Save as disclosed there is no agreement or arrangement (including, but not limited to any collective agreements) in existence between the Company and any trade union or any other body representing its employees or workers and neither does the Company recognise any trade union or any other body representing its employees or workers.

22.32
The Company has not received a request for recognition pursuant to the Trade Union and Labour Relations (Consolidation) Act 1992 or to negotiate an agreement pursuant to the Information and Consultation of Employees Regulations 2004 and neither the Company nor the Sellers are aware of any facts or circumstances that might give rise to any of those requests.

22.33	The Company has not been the subject of any strike action or industrial action short of strike or other industrial dispute in the last five years.

22.34
In the period of one year preceding the date of this agreement, the Company has not given notice of any redundancies to the relevant Secretary of State or started consultations under Part IV of the Trade Union and Labour Relations (Consolidation) Act 1992.

22.35
No subject access requests made to the Company pursuant to the DPA by employees, workers or any other individual are outstanding and the Company has complied with the provisions of the DPA in respect of all personal data and sensitive personal data held or processed by it in relation to its employees, workers, former employees or workers or any other individual.

22.36
The Company has maintained up-to-date, full, accurate and suitable records regarding the employment or engagement of each of its employees or workers (including, without limitation, details of terms of employment, remuneration, payments of statutory or other sick pay and statutory maternity, paternity and adoption pay, income tax, national insurance and social security contributions and any other levies due on account of the employment or engagement of each of its employees or workers, working time, disciplinary, grievance and health and safety matters) and termination of employment or engagement.

22.37
The Company has at all relevant times complied so far as the Sellers are aware  with all its obligations under statute and otherwise concerning the health and safety at work of its employees, workers or others and there are no claims capable of arising or pending or threatened by any employee, worker, contractor or third party in respect of any accident or injury which are not fully covered by insurance and so far as the Sellers are aware there are no enforcement proceedings or investigations pending or likely by the Health and Safety Executive.

22.38
Within five years ending on the date of this agreement, the Company has not been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006).

22.39
No right to an early retirement pension on redundancy or other dismissal existing before any relevant transfer to the Company under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 affects any person currently or previously employed by the Company or in its business.

22.40	The Company has in relation to each of its employees or workers discharged fully its obligations to pay the minimum wage under the National Minimum Wage Regulations 1999.

22.41
All employees subject to immigration control are employed in accordance with the Immigration, Asylum and Nationality Act 2006 and where relevant the Asylum and Immigration Act 1996 and any amendments to them; as well as the prevailing UK Immigration Rules and Policies.

22.42	There are no agreements or arrangements with third parties for the provision of staff to the Company.

22.43	No request for information has been served on the Company under the Agency Workers Regulations 2010.

22.44	None of the products or services supplied by the Company is produced or provided by outworkers.

23.	PENSIONS

23.1
The Company has never sponsored, designated, participated in, assumed responsibility for or contributed to any arrangement (whether or not closed, funded or tax registered) for providing pension or other benefits on, or in anticipation of, the retirement, death, accident or sickness of any current or former director or employee of the Company (together the Employees), nor has it agreed or announced any proposal to enter into or establish any such arrangement.

23.2
No undertaking or assurance (whether or not constituting a legally binding commitment) has been given to any Employee about the introduction of, or a contribution towards, any new or alternative pension or life assurance arrangement.

23.3	The Company has not granted any ex gratia pension or other similar payment to any Employee or their dependants.

23.4
TML has a staging date of November 2016 and 10M has a staging date of July 2016 for the purposes of Part 1 of the Pensions Act 2008 (which, amongst other things, imposes duties on employers to enrol job holders in a qualifying scheme automatically).

24.	PROPERTY – GENERAL

24.1	In paragraphs 24 to 27 of this Schedule 3, unless the context otherwise requires:

Leasehold Properties means the leasehold properties described in Part A of Schedule 8;

Leases means the leases under which the Leasehold Properties are held (together with any document varying, supplemental or collateral to it);

Property means the Leasehold Properties; and

rent includes licence fee, tenancy includes licence and tenant includes licensee.

24.2
The Property comprise the only land and buildings that have ever been owned, occupied, or used by the Company or in relation to which the Company has ever had any right, interest, or liability (whether actual or contingent).

24.3	The Company is in actual occupation of the Property.

24.4	The details of the Property set out in Schedule 8 are complete and accurate in all material respects.

25.	PROPERTY - OUTGOINGS

The Property is not subject to the payment of any outgoings other than uniform business rates or water rates and sums due under the Lease and no payments in respect of them are outstanding or disputed.

26.	PROPERTY - COMPLAINTS, NOTICES AND DISPUTES

26.1
The Company has not had occasion to make any claim or complaint in relation to any neighbouring properties or its use or occupation. No notices materially affecting the Property have been given or received by the Sellers or the Company.

26.2
So far as the Sellers are aware, there are no notices, disputes, claims, actions, demands or complaints in respect of the Property which are outstanding or which are expected by either the Company or the Sellers nor (so far as the Sellers are aware) are there any circumstances rendering any of them likely.

26.3
So far as the Sellers are aware, the Company has not (nor has anyone on its behalf) expressly or by implication waived any breach by any person of any covenant, agreement, restriction or other obligation relating to the Property or of which the Property has the benefit.

27.	LEASEHOLD PROPERTY

27.1	Relevant details of the Leases (and any documents supplemental to them) are fairly summarised in the Disclosure Bundle.

27.2	None of the terms of the Lease have been varied.

27.3
All sums (including rent, insurance rent and service charge) due under the Lease have been paid and the last instalment of rent was paid to and was accepted by the landlord or its agents without qualification.

27.4	No alterations or additions have been made to the Leasehold Property which the tenant is required to remove on yielding up the Property at the expiration or sooner determination of the term.

27.5	So far as the Sellers are aware no collateral assurances, undertakings or concessions have been made by any party to the Lease.

27.6
The Sellers are not aware of any subsisting material breach of the covenants or conditions contained in the Lease, whether on the part of the landlord or the tenant, or any other event of a material nature which could give rise to forfeiture of the Lease.

27.7
No notice alleging any breach of the covenants or conditions contained in the Lease, whether so far as the Sellers are aware on the part of the landlord or the tenant, remains outstanding. No breach of covenant has been waived or acquiesced in.

28.	HEALTH AND SAFETY

28.1	In this paragraph 28, unless the context otherwise requires:

Health & Safety Laws means all applicable laws, statutes, regulations, subordinate legislation, bye-laws, common law and other national, international, federal, European Union, state and local laws, judgments, decisions and injunctions of any court or tribunal, codes of practice and guidance notes that are legally binding and in force as at the date of this agreement to the extent that they concern or apply to the health and safety of any person;

Health & Safety Matters means all matters relating to the health and safety of any person, including any accidents, injuries, illnesses and diseases;

Health & Safety Permits means any permits, licences, consents, certificates, registrations, notifications or other authorisations required under any Health & Safety Laws for the operation of the Company's business or concerning the Property; and

Historic Property means property formerly owned, occupied or held by the Company.

28.2
The Company has obtained and complied in all material respects at all times with all Health & Safety Permits.  All Health & Safety Permits are fully effective, and so far as the Sellers are aware there are no facts or circumstances that may lead to the revocation, suspension, variation or non-renewal of or the inability to transfer any Health & Safety Permits.

28.3
The Company has at all times been operated in compliance in all material respects with all Health & Safety Laws and so far as the Sellers are aware there are no facts or circumstances that may lead to any breach of or liability under any Health & Safety Laws or any claim or liability in respect of Health & Safety Matters.

28.4
All information provided by or on behalf of the Company to any relevant enforcement authority, and all records, assessments, policies and data required to be possessed and maintained by the Company under the provisions of any Health & Safety Laws, are complete and accurate in all material respects and not misleading.

28.5
There are so far as the Sellers are aware and have been, no claims, investigations, prosecutions or other proceedings against or threatened against the Company or any of its directors, officers or employees concerning accidents, injuries, illness, disease or any other harm to the health and safety of employees, contractors or any other persons caused by the operation of the Company's business or occupation of any part of the Property or actual or alleged breaches of Health & Safety Laws or Health & Safety Permits or otherwise and so far as the Sellers are aware there are no facts or circumstances that may lead to any of those claims, investigations, prosecutions or other proceedings.

28.6
The Company or the Sellers have not received any notice, communication or information from any enforcement authority, including in the UK the Health and Safety Executive or the relevant local authority (and their equivalent in any other jurisdiction), any employees, any members of the public or any other individual or entity concerning any breach of, or liability under, Health & Safety Laws or Health & Safety Matters.

28.7
The Company has and has always maintained adequate employers’ liability and public liability insurance cover in respect of the Company’s business and the Property.  No relevant insurer has declined to meet any claim made under that insurance cover and there are no facts or circumstances which might lead to any relevant insurer declining to meet any claim made under any insurance cover.  No claims in respect of Health & Safety Matters have been made, or so far as the Sellers are aware are contemplated, under any insurance cover.  Where any claims or facts or circumstances mentioned above have been disclosed in the Disclosure Letter, the amount of liability of those claims or relating to those facts or circumstances will not exceed the limit of insurance cover in place relating to those claims or facts or circumstances.

28.8
The Disclosure Bundle contains copies of all current Health & Safety Permits, health and safety policy statements, health and safety reports and assessments, audits, investigations, records of accidents, illnesses and reportable diseases, surveys for asbestos and other potentially harmful materials, notifications, certificates and records required by Health & Safety Laws and correspondence between the Company or the Sellers and any relevant enforcement authority.  All of those statements, reports, records, correspondence and other information are complete and accurate in all material respects and are not misleading.

28.9	The Company has not given or received any warranties or indemnities or any other agreement in respect of any liabilities, duties or obligations that arise under Health & Safety Laws.

28.10
Neither the Company or the Sellers is aware of any claim or suggestion by any current or former occupier, employee, contractor, trade union, staff organisation, local authority, any enforcement authority, any member of the public or statutory official that the Property suffers or may suffer from defects or may be defective in design, construction or fitting out which might adversely affect the health of people working at or visiting or resident in the vicinity of the Property or any Historic Property.

29.	EFFECT OF AGREEMENT

29.1	Compliance with the terms of this agreement and the Agreed Form documents:

29.1.1	does not require the consent or agreement of any person who is not a party to this agreement;

29.1.2	will not, so far as the Sellers are aware having made no enquiry of any third party, cause the Company to lose any right of benefit which it presently owns or enjoys;

29.1.3
will not relieve any person of any contractual obligation to the Company  or enable any person to determine a contractual right or contractual benefit enjoyed by the Company, or to exercise a contractual right in respect of the Company;

29.1.4	will not cause the Company or any of the Sellers to be in breach of any agreement, arrangement, regulation or other obligation;

29.1.5	will not conflict with or violate any provision of the articles of association of the Company;

29.1.6	will not result in any indebtedness of the Company becoming, or capable of being declared, due before its stated maturity or any loan facilities being withdrawn;

29.1.7	will not give rise to or cause to become exercisable any option or right of pre-emption in each case in respect of the Company; and

29.1.8	will not result in the creation, imposition, crystallisation or enforcement of any Encumbrance on or over any of the assets of the Company or the Shares.

30.	GENERAL

No one is entitled to receive from the Company a finder's fee, brokerage or other commission in connection with the sale and purchase of the Shares under this agreement.

SCHEDULE 4 - SELLERS' LIMITS

In this Schedule:

Warranty Claim means a claim for breach of any Warranty and Tax Claim means a claim for breach of any Tax Warranty or claim under the Tax Covenant.

Liability Cap means the aggregate sum of:

(a)
the amount of the Cash Consideration paid to the Sellers on or before the date the Buyer gives notice of the relevant claim to the Sellers pursuant to paragraph 4 of this Schedule 4 (“Claim Date”), less any amount of the Permitted Acquisition Price and Permitted Acquisition Costs paid to the Sellers on Completion;

(b)
plus the amount (if any) of the Earn-out Consideration paid to the Sellers pursuant to Schedule 10 at any time and from time to time plus the amount which would have been received by the Sellers as Earn-out Consideration if it had not been set off in respect of any claims under the agreement pursuant to clause 9;

(c)
plus US$54,000,000, provided that, if at any time after Completion the Sellers actually sell any of the Consideration Shares through a reputable broker in a bona fide arm's length sale either before the Claim Date or after the Claim Date but before the relevant claim has been settled by the Sellers and the amount received by the Sellers for each Consideration Share sold (the Sale Price) is less than the Exchange Price, then the US$54,000,000 figure shall be reduced by the aggregate amount (in US$) by which the Sale Price is less than the Exchange Price for all of the Consideration Shares sold at that Sale Price, and the Sellers agree that if they decide to sell any of the Consideration Shares after the Claim Date but before the relevant claim has been settled by the Sellers then they shall only sell such shares through the Buyer Guarantor’s brokers or to a third party as the Buyer Guarantor may decide, provided that in any event the maximum aggregate liability cap shall not exceed the aggregate sum of US$104,000,000 plus any amount paid to the Sellers pursuant to clause 5.11 of this agreement.

1.	No liability will attach to the Sellers in respect of any Warranty Claim unless:

1.1	the aggregate liability of any or all of the Sellers in respect of that Warranty Claim exceeds £25,000; and

1.2
the aggregate liability of all the Sellers in respect of all Warranty Claims (excluding all Warranty Claims for which the Sellers have no liability by reason of paragraph 1.1 of this Schedule) exceeds £500,000 and in such circumstances the Sellers shall be liable for the full amount of all Warranty Claims and not just the excess.

2.
The aggregate liability of the Sellers in respect of all Warranty Claims and Tax Claims will not exceed the Liability Cap. In the event of a Warranty Claim or Tax Claim being paid by the Sellers and then repaid (in whole or in part) under the provisions of paragraph 6 of this Schedule then, to the extent repaid, the Warranty Claim or Tax Claim will not constitute a Warranty Claim or Tax Claim for the purpose of this paragraph 2 with effect from the date of repayment to the Sellers.

3.
The individual aggregate liability of each Seller in respect of all Warranty Claims and Tax Claims will not exceed the percentage of the Liability Cap set out against the respective Seller's name in column (5) of Schedule 1.

4.	A claim will be wholly barred and unenforceable unless the Buyer gives the Sellers notice in writing of it, summarising the nature of the claim, within:

4.1	seven (7) years from the date of Completion in the case of any Tax Claim and the Sellers may not plead the Limitation Act 1980 in respect of that claim; or

4.2	eighteen (18) months from the date of Completion in the case of any other Warranty Claim.

5.
A claim notified in accordance with paragraph 4 of this Schedule which is not previously satisfied, settled or withdrawn, will be wholly barred and unenforceable against the Sellers unless the Buyer has issued legal proceedings against the Sellers in respect of that claim within twelve (12) months of the date of such notice (given in accordance with paragraph 4 of this Schedule).

6.
If a payment in respect of a Warranty Claim is made to the Buyer by any Seller and the Buyer subsequently recovers from a third party  a sum which is referable to that Warranty Claim, the Buyer must promptly repay to the Seller an amount as is equal to the lesser of the amount recovered from the third party and the amount the Seller has paid to the Buyer minus all reasonable costs and reasonable expenses incurred by the Buyer in recovering that amount from the third party and minus any Tax payable by the Buyer on the amount recovered.

7.	The Sellers will not be liable for any Warranty Claim to the extent that:

7.1
it is specifically provided for or reserved in the Accounts and/or the Completion Accounts or to the extent that payment or discharge of the relevant matter has specifically been taken into account in any of them;

7.2
the matter giving rise to the Warranty Claim is attributable to or a consequence of any change of accounting policy of the Company on or after Completion except where effected in order to conform to GAAP;

7.3	the liability results from the sale of shares in the Company after Completion;

7.4	the Warranty Claim is caused or increased by the Company ceasing to carry on its business after Completion as a going concern;

7.5	the matter giving rise to the Warranty Claim has been Disclosed;

7.6	it would not have arisen or occurred but for any act, omission or transaction done, made or carried out by the Buyer;

7.6.1	before Completion otherwise than on the decision, or at the written request, or with the written consent, of any of the Sellers;

7.6.2
after Completion otherwise than as required by law or pursuant to a legally binding commitment of the Company created on or before Completion or in the ordinary course of business of the Company as carried on at Completion;

7.7	any matter or thing expressly stipulated to be performed by the Sellers or the Company under the terms of this agreement; or

7.8	the Buyer or the Companies (as the case may be) shall have been fully compensated or fully reimbursed by the Sellers, at no expense, cost or other liability to the Buyer or the Companies.

8.	If the Buyer becomes aware of any matter which may give rise to a Warranty Claim:

8.1
the Buyer will as soon as reasonably practicable notify the Sellers in writing of that matter but any failure to do so shall not restrict the Buyer from continuing to make such claim subject to the provisions of this agreement including without limitation this Schedule 4;

8.2	the Buyer or the Company will have the conduct of the matter which is the subject of such claim provided that the Buyer or the Company;

8.2.1	shall keep the Sellers reasonably updated upon reasonable intervals or at the reasonable written request of the Sellers as to the conduct of such claim;

8.2.2	shall not conduct such claim in any way that may be materially detrimental to the goodwill or reputation of the Company; or

8.2.3
shall not settle or compromise such claim to the extent it would give rise to any liability of the Sellers without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed).

8.3	all material written communications pertaining to a Warranty Claim which are to be transmitted to any statutory or governmental authority or body must be copied to the Sellers; and

8.4
the Sellers will, and will procure that all of the agents and advisers of the Sellers (if any) will, keep confidential all information which they receive about the Companies and/or the Buyer or its affairs or business as a result of this paragraph 8.

9.	The Buyer shall not be entitled to claim or recover damages against the Sellers in respect of a Warranty Claim or a Tax Claim more than once in respect of the same matter.

10.
The liability of the Sellers under the Warranties shall be reduced if and to the extent that the subject matter of the claim under the Warranties is a Tax Claim which has been recovered under the Tax Covenant or the subject matter of the claim under the Tax Covenant is a Warranty Claim which has been recovered under a Warranty Claim.

11.
The Sellers shall not be liable in respect of a Warranty Claim if such claim would not have arisen but for a change in the rate of Tax or a change by the relevant taxation authority in the method of applying or calculating the rate of Tax after Completion or a change in any extra statutory concession or published practice previously made by any Taxation Authority (whether or not such change purports to be effective retrospectively whole or in part).

12.
Nothing in this Schedule restricts or limits the Buyer’s general obligation at law to mitigate any loss or damage which it may incur in consequence of a matter giving rise to a claim under the Warranties.

13.
If any Warranty Claim or Tax Claim is based upon a liability which is contingent only, the Sellers shall not be liable to make payment unless and until such contingent liability gives rise to an actual liability. This is without prejudice to the right of the Buyer to give notice of the Warranty Claim in accordance with this Schedule 4 and to issue and serve proceedings in respect of it whilst it remains contingent.

14.
In assessing any damages or other amounts recoverable under this agreement there shall be taken into account the value of any Taxation benefit obtained by the Buyer or the Company in consequence of the matter of circumstances giving rise to the Warranty Claim pursuant to which the damages or such other amounts arose.

15.	The Sellers will not be liable for any Warranty Claim or Tax Claim arising from and/or in connection with the Permitted Acquisition.

16.
Nothing contained in the Disclosure Letter will limit the liability of the Sellers in respect of, and none of the limitations contained in this Schedule 4 will apply to, any breach of any of the Warranties contained in paragraphs 1 to 4 (inclusive), 10.8 and 10.9 of Schedule 3.

17.
The limitations set out in this Schedule 4 (in respect of Warranty Claims) shall apply to any claim brought against the Sellers for breach of their obligation to disclose under clause 7.2.3 of this agreement.

18.
The Buyer shall not be entitled to claim or recover damages against the Sellers in respect of any Warranty Claim or any Tax Claim in accordance with any provision of this agreement unless Completion actually occurs.

19.
There shall be no claim under the Warranties in respect of any claim that the Company has not complied or the Accounts do not comply with GAAP in respect of the way in which the Company has not deducted retrospective discounts from its revenue.

SCHEDULE 5 – CONDUCT BEFORE COMPLETION

1.	Each of TML and 10M will except with the prior written consent of the Buyer continue its business in the ordinary and usual course and so as to maintain it as a going concern.

2.	Each of TML and 10M will except with the prior written consent of the Buyer:

2.1	other than in the normal course of trading, not create any security over or encumber or agree to encumber any of its assets or redeem any existing security or give any guarantees or indemnities;

2.2	not alter the terms of any existing borrowing facilities or arrange additional borrowing facilities except trade credit in the normal course of trading;

2.3	not make any loan or other advance to any person except trade credit in the normal course of trading;

2.4	not create, allot or issue any share or loan capital or give any option in respect of or create any Encumbrance over any share or loan capital;

2.5	not re-organise its share capital;

2.6	not resolve to change its name;

2.7	not agree, or enter into any form of agreement or commitment, to do any of the matters dealt with or mentioned in paragraphs 2.1 to 2.6 of this Schedule.

3.	Notwithstanding any other provision of this agreement:

3.1
one or other of TML and 10M shall be entitled to complete the acquisition of the entire issued share capital of Dardam Services Ltd (registered in England & Wales under number 07222823) and DGM Solutions Limited (registered in England & Wales under number 04745447), the transaction being referred to as "Project Preston", which the Sellers have briefly discussed with the Buyer prior to the date of this agreement (the Permitted Acquisition) following the date of this agreement and prior to Completion without the prior consent of the Buyer, provided that:

(a)	the Sellers consult with the Buyer in relation to the Permitted Acquisition and make the Buyer aware of the principal transaction terms prior to completing the Permitted Acquisition;

(b)	the Permitted Acquisition is a bona fide acquisition on arm's length terms and the sellers are not Associates of, or connected with, any of the Sellers;

(c)	no equity consideration (or other non-cash consideration) shall be offered in relation to the Permitted Acquisition without the prior written consent of the Buyer;

(d)	the aggregate purchase price (including all consideration) for the Permitted Acquisition (the Permitted Acquisition Price) does not exceed £2,175,000; and

(e)
if and when the acquisition has completed, the Sellers provide as soon as reasonably practicable following completion of the acquisition (and in any event prior to Completion) copies of the signed and dated acquisition document and any other documents in relation to the Permitted Acquisition that the Buyer reasonably requests;

3.2
if any amount of the Permitted Acquisition Price has been paid by TML and/or 10M before Completion then, provided that the Permitted Acquisition has unconditionally and irrevocably completed prior to Completion and the matters set out in paragraph 3.1 of this Schedule have been complied with, such amount paid plus reasonable professional costs and expenses of the relevant Company in connection with the Permitted Acquisition (the Permitted Acquisition Costs) which have been paid by TML or 10M (as the case may be) before Completion, shall be paid by the Buyer to the Sellers on Completion as part of the Cash Consideration.

4.	No resolution of the shareholders of the Companies may be passed (except as may be necessary to give effect to this agreement or to the Permitted Acquisition).

5.
The Buyer and the Buyer Guarantor and any person authorised by it will be given access to all the books and records of the Companies during reasonable business hours after giving reasonable notice to the Sellers and at the cost (if any) of the Buyer Guarantor.

6.
The Sellers, the directors and employees of the relevant company will give all information about the business, assets, liabilities, affairs and records of the Companies as the Buyer or any person authorised by it may reasonably request and at the cost (if any) of the Buyer Guarantor.

7.
Following agreement between the Buyer Guarantor and the Sellers (acting in good faith and on a reasonable basis) as to how any of the following should proceed, the Sellers, the directors and employees of the Companies will give all reasonable co-operation to the Buyer so as to ensure a smooth, orderly and efficient continuation of management of the Companies after Completion and, if required by the Buyer, to prepare for the introduction of the normal working practices and procedures of the Buyer in readiness for Completion.

SCHEDULE 6 – COMPLETION

PART A - DOCUMENTS TO BE DELIVERED BY THE SELLERS

1.
Transfers of the Shares in Agreed Form duly executed by the respective registered holders of the Shares in favour of the Buyer or its nominees together with the relevant share certificates (or an indemnity in form reasonably acceptable to the Buyer in relation to any missing certificates).

2.	Any waiver or consent which the Buyer may require to enable the Buyer or its nominees to be registered as holders of the Shares.

3.
The written resignations (executed as a deed) of Arthur Devlin and Anthony Jones (each an Officer) from their respective office as directors of TML and 10M in each case confirming that the Officer has no claim against the relevant company for remuneration, fees or expenses or compensation or damages for loss of office or otherwise in Agreed Form.

4.
Service agreements in the Agreed Form relating to the employment of Arthur Devlin, and Anthony Jones and a consultancy agreement in the Agreed Form relating to the provision of consultancy services by Alderbrook Consultancy Limited (registered in England & Wales with company number 08998880), in each case following Completion, duly executed by Arthur Devlin, Anthony Jones and John Gildersleeve (as sole director on behalf of Alderbrook Consultancy Limited). The Sellers will also procure that counterparts of the relevant executed service agreement/consultancy agreements will be delivered to Arthur Devlin, Anthony Jones and John Gildersleeve (as sole director of Alderbrook Consultancy Limited). However, in the event of death or disability of such a nature as would prevent performance of duties under any of the service agreements or the consultancy agreement occurring before Completion, this paragraph 4 will cease to have effect in relation to the relevant service agreement or consultancy agreement (as the case may be).

5.	An acknowledgement and release in the Agreed Form from each of the Sellers releasing the Companies from:

5.1	any claims that Seller or any Associate of that Seller may have against the Companies;

5.2	any sums due, owing or outstanding between that Seller or any Associate of that Seller and the Companies;

5.3	any commitments, liabilities and obligations which may be owing to that Seller or any Associate of that Seller by the Companies.

6.
The written resignation of the Auditors accompanied by a statement under section 519 of the Companies Act that there are no circumstances as are mentioned in that section, confirming that they have no claim against the Companies of any nature and that the resignation and statement have been deposited at the registered offices of the Companies, in a form reasonably acceptable to the Buyer.

7.
The certificate of incorporation (and if applicable any certificates of incorporation on change of name), common seal, statutory minute books and registers (made up to the date of Completion), share certificate book and all available copies of the constitution of the Companies.

8.	All title deeds and other deeds and documents (including plans and consents) relating to the Property including expired leases and insurance policies).

9.	Proof of rent and any additional rent or service charge payment in respect of the Leasehold Property referred to in Part A of Schedule 8.

10.	A certified copy of any power of attorney under which any document delivered on Completion has been executed on behalf of any of the Sellers.

11.
For the Companies, statements from each bank at which the Companies has an account giving the balance at close of business on the last Business Day before Completion; all cheque books in current use and written confirmation that no cheque has been written since those statements were prepared; details of their cash book balances; and reconciliation statements reconciling the cash book balances and the cheque books with the bank statements.

12.
Copies of all bank mandates of the Companies together with the necessary change of mandate forms signed by all relevant signatories in respect of each bank account maintained by the Companies together with such other information and documents necessary to effect any changes to the bank mandates which are required by the Buyer.

13.
Irrevocable powers of attorney in the Agreed Form executed by each of the holders of the Shares in favour of the Buyer and its directors to enable the Buyer (pending registration of the transfers of the Shares) to exercise all voting and other rights attaching to the Shares and to appoint proxies for this purpose.

14.	Joint section 431 elections in the Agreed Form duly executed by each of Arthur Devlin and Anthony Jones.

15.	Form AP01 in respect of each of the director appointments (being Brent Willis, Jim McCormich and Paul Herman) for TML duly signed (where applicable) by an existing director of TML.

16.	Form AP01 in respect of each of the director appointments (being Brent Willis, Jim McCormich and Paul Herman) for 10M duly signed (where applicable) by an existing director of 10M.

17.
If applicable, provide details of the authentication code and other information or documents required to file forms and documents electronically with Companies House in relation to the Companies (whether under the Companies House Protected Online Filing (PROOF) Service or the Companies House webfiling service).

18.
Unless already provided pursuant to paragraph 3.1(e) of Schedule 5, a copy of the fully signed and dated acquisition agreement in relation to the Permitted Acquisition (and any other documents relating to the Permitted Acquisition which have been reasonably requested by the Buyer) together with evidence (reasonably satisfactory to the Buyer) showing that the amount of the Permitted Acquisition Price and the Permitted Acquisition Costs referred to in paragraph 3.2 of Schedule 5 have actually been paid in full.

19.	Evidence that each of the Companies is registered with the Information Commissioner's Office as a data controller.

PART B - DECISIONS TO BE TAKEN AT COMPLETION BY THE DIRECTORS OF THE COMPANIES

1.	The transfers of the Shares referred to in paragraph 1 of Part A of this Schedule will be approved for registration (subject to stamping).

2.	Any Agreed Form documents which the Companies are a party will be approved.

3.	Any persons who the Buyer may nominate will be appointed as additional officers with immediate effect (or with effect from the end of the meeting).

4.
The resignations of the officers referred to in paragraph 3 of Part A of this Schedule will be accepted with immediate effect, or with effect from the meeting closing if it would mean the meeting would cease to be quorate if those resignations took effect immediately.

5.	The service agreements and consultancy agreement referred to in paragraph 4 of Part A of this Schedule will be approved and executed by the Companies.

6.
The resignations of the auditors referred to in paragraph 6 of Part A of this Schedule will be accepted with immediate effect and the firm or company that the Buyer may nominate will be appointed auditors in their place.

7.	The appointment of auditors of TML and 10M nominated by the Buyer.

8.	The registered office of TML and 10M will be changed to any address that the Buyer may direct.

9.	The accounting reference date of TML and 10M will be changed to 31 December.

10.	Any resolutions and actions regarding bank mandates as the Buyer may require will be passed and taken.

11.	Any other business which the Buyer may reasonably require will be transacted.

PART C  - OTHER ACTION TO BE TAKEN BY THE SELLERS

1.	The Sellers will repay and procure the Associates of the Sellers to repay all amounts then owing by any of them to the Companies whether due for payment or not.

PART D - DOCUMENTS TO BE DELIVERED BY THE BUYER

1.
A copy of the board minutes of the Buyer approving the purchase of the Shares on the terms of this agreement and authorising the execution of this agreement and authorising the execution of any other Agreed Form documents to which the Buyer is a party.

2.
The service agreements and consultancy agreement referred to in paragraph 4 of Part A of this Schedule duly executed by the relevant Company (to be signed by one of the directors nominated by the Buyer and appointed to the board of the relevant Company, referred to in paragraph 3 of Part B of this Schedule).

PART E- OTHER ITEMS TO BE DELIVERED BY THE BUYER

1.
PDF copies of the certificates of all of the Consideration Shares (to be issued to the Sellers) to be sent by e-mail to the Sellers’ Solicitors after Completion, either on the Completion Date or on the next following Business Day.

2.	Evidence that the Consideration Shares have been Listed, either on the Completion Date or on the next following Business Day.

SCHEDULE 7 - COMPLETION ACCOUNTS

PART A - BASIS OF PREPARATION OF THE COMPLETION ACCOUNTS

1.	The Completion Accounts shall:

1.1
be prepared in accordance with the specific accounting policies and principles set out in paragraphs 2 and 3 below, so that, in the case of any conflict, such policies and principles shall override the provisions of paragraphs 1.2 and 1.3 below;

1.2
subject to paragraph 1.1, be prepared in accordance with the accounting policies, principles, practices and procedures adopted by the Companies in the preparation of the Accounts so that, in the case of any conflict, such policies, principles, practices and procedures shall override the provisions of paragraph 1.3;

1.3
where none of the accounting policies, principles, practices or procedures referred to in paragraphs 1.1 and 1.2 deal with the matter, be prepared or determined in accordance with generally accepted accounting principles in the UK as at the date of Completion.

2.	The specific instructions and policies referred to in paragraph 1.1 are:

2.1	Debtor provisioning – any amounts outstanding over 120 days at the Completion Date (unless in accordance with the normal settlement terms of that customer) are to be provided against in full;

2.2
Payments on account of stock orders (typically 30% of the purchase order value) – such payments should be accounted for as Payments on Account to Suppliers within Other Debtors and Prepayments in the Completion Accounts balance sheet;

2.3
Stock in transit – where any order (or part thereof) has been paid for in full, indicating that the products have been manufactured by the Supplier, but the goods themselves have not yet arrived at the UK third party warehouse (MAM Distribution in Winsford, Cheshire), that such payments be accounted for in full as Stock in Transit within Stock in the Completion Accounts balance sheet;

2.4
Revenue - the aggregate turnover of each of the Companies from the Accounts Date up to and including the Completion Date which qualifies for recognition under GAAP and is in keeping with the Companies’ revenue recognition policies (as laid out in the Accounts of each of the Companies) less Retrospective Discounts. For the avoidance of doubt, the revenue recognition policy applying to the preparation of the Accounts, the Completion Accounts and the Revenue Statement shall be as follows: Revenue is the amount derived from the provision of goods falling within the company’s ordinary activities, excluding value added tax. Revenue is recognised when the transfer of legal title occurs between the company and the customer. The transfer of legal title is deemed to occur on delivery of the goods;

2.5
Retrospective Discounts - all discounts applied against the invoiced value of sales, pertaining to the delivery of goods from the Accounts Date up to and including the Completion Date and are shown as Cost of Sales in the Accounts. Outstanding balances are to be provided for in full within Other Creditors and Accruals in the balance sheet of the Completion Accounts. For the avoidance of doubt Other Creditors and Accruals should include amounts remaining due in respect of retrospective discounts invoiced and accounted for in full during the year ended 30 April 2013 against which the Companies’ have an agreed deferred payment plan;

2.6	Corporation tax – all such liabilities as they relate to the period up to the Completion Date to be provided for in full;

2.7	Bonus/incentive payments – all such liabilities as they relate to the period up to the Completion Date to be provided for in full; and

2.8
Deferred consideration – any amounts estimated as remaining payable under the terms of the Companies’ acquisition of the trade and certain assets of the “Smoke Relief” product range shall not be included in Other Creditors and Accruals within the Completion Accounts balance sheet, nor shall they be included in any calculation of the Working Capital Adjustment or Surplus Cash.

3.	The Working Capital element of the Completion Accounts will be highlighted separately as set out in the pro-forma Completion Accounts in Part B of this Schedule 7 below.

PART B  - FORMAT OF THE COMPLETION ACCOUNTS

Pro-forma Completion Accounts

	Total	Tangible assets	Cash and debt balances	Working capital balances

Tangible assets	X	X

Stocks	X			X
Trade debtors	X			X
Other debtors	X			X
Cash at bank and in hand	X		X
Current assets	X		X	X

Trade creditors	(X)		(X)	(X)
Taxation and social security	(X)		(X)	(X)
Other creditors and accruals	(X)		(X)	(X)
Current liabilities	(X)		(X)	(X)

Net current assets	X		X	X

Net assets (Total)	X	X	X	X

Surplus cash estimate			(X)
Working capital estimate				(X)

Surplus cash adjustment			X
Working capital adjustment				X

SCHEDULE 8  - THE PROPERTY

PART A  - LEASEHOLD PROPERTY

Property	Current Rent	Rent Review	Length of Term

SCHEDULE 9 - TAX SCHEDULE

PART A  - DEFINITIONS AND INTERPRETATION

1.	DEFINITIONS

For the purposes of this Schedule, the following words and expressions will have the following meanings:

Accounts means the Accounts, but excluding all notes to them (if any);

Accounts Relief means any Relief which is treated as an asset in the Accounts or has been taken into account in reducing or eliminating any provision for Tax in the Accounts or reducing or eliminating a provision which but for that amount being so treated or appearing as a Relief would have been made in the Accounts;

Buyer's Group means the Buyer and any subsidiaries and subsidiary undertakings from time to time of the Buyer and any holding company and parent undertaking from time to time of the Buyer and any subsidiaries and subsidiary undertakings from time to time of any such holding company or parent undertaking, and member of the Buyer's Group will be construed accordingly;

Buyer's Relief means:

(a)
any Relief arising to the Company which arises as a consequence of or by reference to an Event occurring after Completion (and where that Relief arises by reference to a Tax period which is current at the time of Completion, it will be apportioned partly to the period before Completion and partly to the period after Completion on a time basis or such other basis as is just and reasonable (Post Completion Relief)); or

(b)	any Relief which arises to any member of the Buyer's Group, other than the Company;

CAA means the Capital Allowances Act 2001;

Claim for Tax means any notice, demand or assessment issued or action taken by or on behalf of any Tax Authority and/or the compilation and submission of any return information or computation to any Tax Authority from which it appears that the Company or any member of the Buyer's Group is or may be placed under a Tax Liability in respect of which the Buyer has or is likely to have a claim against the Sellers under this agreement;

CTA 2009 means the Corporation Tax Act 2009;

CTIP means the Corporation Tax (Instalment Payment) Regulations 1998;

Event means any transaction, deed, act, event, or omission (in each case, whether or not carried out by the Company and whether or not the Company is a party to it), including:

(a)	entry into of the agreement, satisfaction of any conditions subject to which the agreement is made and Completion;

(b)	transfer of value, death of any person, the appointment of any receiver or liquidator and the winding-up or migration of any company, trust or person;

(c)	the earning, receipt or accrual of any income, profits or gains;

(d)	the incurring of any loss or expenditure;

(e)	the declaration, making or payment of any dividend or other distribution;

(f)
the expiry of any period, the formation or the change of any intention, the ceasing to be a member of any group or connected or associated with or under the control of any person for the purposes of any Tax or to be resident or managed from any jurisdiction;

(g)	any actual or deemed payment of any emolument or deemed emolument or the provision of any benefit; and

(h)	entry into the Election (as defined herein);

FA means the Finance Act;

ICTA means the Income and Corporation Taxes Act 1988;

IHTA means the Inheritance Tax Act 1984;

ITA means the Income Tax Act 2007;

ITEPA means the Income Tax (Earnings & Pensions) Act 2003;

PAYE means the mechanism prescribed by the Tax Statutes for the collection of Tax and sums to which Part 11 of ITEPA (pay as you earn) and regulations made or deemed to be made thereunder apply and Class 1 and Class 1A contributions referred to in section 1(2) of the Social Security Contributions and Benefits Act 1992 (outline of contributory system);

Post-Accounts Date Relief means any Relief of the Company which arises as a consequence of or by reference to an Event occurring after the Accounts Date and before Completion carried out in the ordinary course of the relevant company's business (and where that Relief arises by reference to a Tax period which is current at the Accounts Date, it will be apportioned partly to the period before the Accounts Date and partly to the period after the Accounts Date on a time basis or such other basis as is just and reasonable);

profits means profits, gains, income, earnings, receipts and any other amount or element (whether real, notional or deemed) on, or in respect of or by reference to which any Tax is liable to be assessed or charged or is payable;

Relief means any right to repayment of any Tax or set-off or any relief, exemption, loss, allowance, set-off or credit in respect of any Tax or any deduction from income, profits or gains for the purposes of any Tax;

Tax or Taxation means all forms of taxation, and all duties, imports, levies, withholdings or liability whether past or present and whether imposed in the United Kingdom or elsewhere in each case in the nature of taxation including:

(a)
in the United Kingdom, income tax, liability under the Pay As You Earn system, corporation tax, capital gains tax, value added tax, repayment or claw-back of recovered input tax, inheritance tax, development land tax, national insurance contributions, stamp duty, stamp duty reserve tax, customs and other import and export duties;

(b)
outside the United Kingdom, taxes on gross or net income, profits or gains, receipts, sales, use, occupation, franchise, value added, wealth, health, welfare, environmental, import, export and personal property;

(c)
any other taxes, levies, duties, rates, contributions, charges, imposts, deductions, withholdings in each case in the nature of taxation similar to, corresponding with or replacing or replaced by any of them; and

(d)
any penalty, fine, surcharge or interest payable in addition to or in connection with or pursuant to any legislation or regulations in respect of or any return or information required to be compiled or maintained or provided to any Tax Authority in connection with anything in (a) to (c) above;

Tax Authority means any taxing or other authority, body or official competent to administer, impose or collect any Taxation;

Tax Claim means a claim under the Tax Covenant or for breach of any of the Tax Warranties;

Tax Counsel means a barrister of at least 7 years call, experienced in tax matters;

Tax Covenant means the covenants set out in paragraph 1 of Part B of this Schedule;

Tax Statutes means any primary or secondary statute, instrument, enactment, order, law, by-law or regulation making any provision for or in relation to Tax;

Tax Warranties means the warranties set out in Part C of this Schedule;

TCGA means the Taxation of Chargeable Gains Act 1992;

TIOPA means the Taxation (International and other Provisions) Act 2010;

TMA means the Taxes Management Act 1970;

Unavailability means in relation to the whole or any part of any Relief, the unavailability, non-existence, reduction, loss, claw-back, disallowance or cancellation of that Relief and Unavailable will be construed accordingly;

VAT means value added tax as provided for by VATA and legislation amending and/or supplementing the same; and

VATA means the Value Added Tax Act 1994.

2.	INTERPRETATION

2.1	References to Event includes any Event deemed to have occurred for the purposes of any Tax.

2.2
References to income, profits or gains earned, accrued or received on or before Completion will include income or profits or gains which are deemed and/or treated to have been earned, accrued or received at or before that date for the purposes of any Taxation and/or the Accounts, as the context requires;

2.3	References to Tax will include:

2.3.1
any Tax which is payable or demanded or assessed on any person other than the Company or any member of the Buyer's Group, whether or not the Tax is assessed in the name of the Company or member of the Buyer's Group and which or an amount equivalent to which is recoverable by that person from the Company or member of the Buyer's Group;

2.3.2
any amount in respect of any Tax that the Company or any member of the Buyer's Group is liable to pay or account for or for which a demand or assessment is made against it whether or not on the basis that it was liable or entitled to deduct that amount from a payment (whether actual or deemed) made by or through it;

2.3.3
any liability to or demand for or assessment in respect of any Tax whether or not the same is the primary liability of the Company or any member of the Buyer's Group and whether or not the Company or member of the Buyer's Group has or may have a right of reimbursement against any other person;

2.3.4	any amounts demanded or assessed or payable as if they were recoverable as a Tax;

2.3.5	any amounts demanded or assessed or payable by way of any security to any Tax Authority; and

2.3.6	any amounts demanded or assessed or payable in respect of or on account of any Tax.

2.4	References to Tax Liability will mean:

2.4.1	any assessment of or demand or liability to make payment of Tax other than stamp duty as provided for by the Stamp Act 1891 and legislation amending or supplementing it (Actual Tax Liability);

2.4.2	the:

(a)	Unavailability of any Accounts Relief;

(b)
utilisation or setting-off against or in calculating any Actual Tax Liability for which the Buyer would have had a claim against the Sellers under this agreement of any Accounts Relief, any Post-Accounts Date Relief  or any Buyer's Relief;

and in such a case the amount of the Relief so Unavailable or utilised or set-off will be treated for the purposes of this Schedule as a Tax Liability of the Company or of the relevant member of the Buyer's Group, unless that Relief would have operated as a deduction from or as a set-off against gross income, profits or gains, in which case, in the case of the Unavailability of the Relief the Tax Liability will be equal to the amount of Tax which would, on the basis of the standard rates of Tax current at the date of this agreement and on the assumption that there were available adequate income profits and gains, have been saved on utilisation of the Relief if it were not Unavailable and in the case of the utilisation or the setting-off of the Relief, the Tax Liability will be equal to the amount of the Actual Tax Liability which would have arisen but for that utilisation or setting-off of the Relief;

2.4.3
the amount of any Tax Liability treated as such under paragraph 2.4.2 shall be the amount of Taxation that would have been saved but for the Unavailability of the Accounts Relief on the assumption that the Company would have been able to fully utilise the Relief in the accounting period during which the Accounts Relief was Unavailable;

2.4.4
any liability of the Company to make a payment pursuant to an indemnity, guarantee, warranty, or covenant entered into or made before Completion outside the ordinary course of business under which the relevant company has agreed or is liable to meet or pay a sum equivalent to or by reference to another person's liability to Tax, in which case the amount of that liability will be the amount of the Tax Liability; and

2.4.5
any mortgage or charge or power of sale by a Tax Authority over any shares in or assets of the Company in connection with any Tax arising or any Tax deemed to arise as a consequence of or in connection with or by reference to any transfer of value made or occurring on or before Completion and for the purposes of this agreement the Tax will be deemed to arise as a consequence of and at the time of the transfer of value and section 213 of the IHTA will not apply and the amount of the Tax together with all interest fines and penalties payable in connection with it will be the amount of the Tax Liability.

2.5
In determining for the purposes of this Schedule whether a charge on or power to sell, mortgage or charge any of the shares in or assets of the Company exists at any time, the fact that any amount of Taxation is not yet payable or may be paid by instalments will be disregarded and that amount of Taxation will be treated as becoming due and the charge or power to sell, mortgage or charge as arising on the date of the transfer of value or other Event on or in respect of which that Taxation becomes payable or arises.

2.6
Any stamp duty which is chargeable on any instrument or, in the case of an instrument which is outside the United Kingdom, any stamp duty which would be chargeable on the instrument if it were brought into the United Kingdom, in either case, which confers any right or title on the Company and in the enforcement or production of which the Company is interested and any interest, fines or penalties relating to that stamp duty will all be deemed to be a liability of the Company which arose at the date of execution of the instrument whether or not that instrument is or was submitted for stamping.

2.7
Any payments made pursuant to this Schedule will, so far as permissible by law, be treated as an adjustment to the consideration paid by the Buyer for the Shares under this agreement, provided that this paragraph 2.7 will not operate in any way to limit the liability of the Sellers under this Schedule or deem the consideration paid for the Shares to be less than zero.

2.8
Unless the context requires otherwise, references to clauses are references to clauses in this agreement, references to Schedules are references to the Schedules of this agreement, references to Parts are references to Parts of this Schedule and references to paragraphs in any Part are references to paragraphs in that Part.

PART B - TAX COVENANT

1.	COVENANTS

1.1
The Sellers jointly and severally covenant with the Buyer (for itself and as trustee for any successor in title to the Buyer of the Shares) from time to time as directed by the Buyer, to pay to the Buyer or the Company an amount equal to:

1.1.1
any Actual Tax Liability of the Company that arises as a result or by reference to any Event occurring on or before Completion or in respect of or by reference to any income, profits or gains earned, accrued or received on or before Completion;

1.1.2	any Tax Liability falling within any of paragraphs 2.4.2 to 2.4.5 (both inclusive) of Part A of this Schedule;

1.1.3
any Actual Tax Liability of the Company or any member of the Buyer's Group arising as a consequence of the failure of any person who was either treated for any Tax purposes as a member of the same group as the Company on or before Completion or otherwise connected or associated with the Company for any Tax purposes at any time on or before Completion to pay any liability to Taxation for which it is primarily liable;

1.1.4
any Actual Tax Liability of the Company which is a liability for interest or penalties relating to any amount of corporation tax treated by the CTIP as due and payable on a date on or before Completion; and

1.1.5
the amount of any costs and expenses reasonably and properly incurred by the Company or the Buyer in connection with any such Tax Liability or in connection with any successful claim under this Schedule.

1.2
The Sellers jointly and severally covenant with the Buyer (for itself and as trustee for its successors in title) to pay to the Buyer or at the Buyer's direction, the Company, an amount equal to any stamp duty which is charged on any document belonging to the Company or in the case of any document which is held outside the United Kingdom to the order of the Company (whether contingently or otherwise), any stamp duty which would be charged if the document were brought into the United Kingdom, which is necessary to establish the title of the Company to any asset and in the enforcement or production of which the Company is or would be interested, and any interest fines and penalties relating to that stamp duty, in each case where the relevant document was executed on a date prior to Completion.

1.3
The Sellers jointly and severally covenant with the Buyer (for itself and as trustee for its successors in title) to pay to the Buyer or at the Buyer's direction, the Company, an amount equal to any interest fines or penalties arising in respect of the filing or late filing of any of the Tax returns referred to in paragraph 1 of Part E of this Schedule to the extent attributable to any act or omission of the Sellers.

2.	ELECTION UNDER SECTION 431(1) OF ITEPA

2.1
Each Seller jointly and severally undertakes that he or she shall enter into an election with his or her employing company pursuant to section 431(1) of ITEPA in the form prescribed by the HM Revenue and Customs (HMRC) in respect of the Consideration Shares (the Election). The Election shall be made on completion of the subscription or acquisition of such Consideration Shares.

2.2	Each Seller shall provide to the Buyer such information as it shall require for the purposes of fulfilling its obligations as a responsible person within the meaning of Section 421 L of ITEPA.

3.	DATE FOR PAYMENT

3.1
The Sellers will jointly and severally make payment in full of all amounts payable under this Schedule on whichever is the later of either the expiry of a period of five Business Days after service of a notice containing a written demand in respect of a claim for which the Sellers are liable under this Schedule or the due date in accordance with paragraph 3.2 of this Part B.

3.2	The due date for payment will be:

3.2.1
in a case which involves an Actual Tax Liability, five Business Days before the Actual Tax Liability becomes due and payable without incurring the risk of any interest fines or penalties or taking into account any right to postpone payment or to make payments by instalments;

3.2.2
in a case which would have involved an Actual Tax Liability but for the setting off of any Relief, five Business Days before the date which would be the due date referred to in paragraph 3.2.1 of this Part B but for the setting off of the Relief unless the Relief was a right to repayment of Tax, in which case the earlier of that date and the date on which the repayment would have been due;

3.2.3
in the case of the Unavailability of an Accounts Relief, five Business Days before the last date on which the Company or would be liable to pay, on the assumption that the Company would have been able to fully utilise the Relief in the accounting period during which the Accounts Relief was lost, to the appropriate Tax Authority the Taxation in question in order to avoid incurring a liability to interest or penalties;

3.2.4	in the case of costs and expenses, five Business Days after receipt of the relevant third party by invoice by the Buyer or the Company; or

3.2.5	in any other case the date of demand for the payment.

3.3
In the event of there being any assignment of the benefit of the whole or any part of this agreement by the Buyer, the maximum amount payable pursuant to this Schedule to any assignee of that benefit will not exceed the amount which would have been payable to the Buyer if there had been no such assignment.

PART C  - TAX WARRANTIES

GENERIC

1.	ACCOUNTS

1.1
The Company has no liability in respect of Taxation (whether actual or contingent) in respect of income, profits or gains arising before the Accounts Date or in respect of any Event occurring before the Accounts Date that is not fully provided for in the Accounts.

1.2
The amount of the provision for deferred Taxation contained in the Accounts was, at the date the Accounts were prepared, adequate and fully in accordance with accountancy practices generally accepted in the United Kingdom and commonly adopted by companies carrying on business similar to those carried on by the Company.

2.	EVENTS SINCE THE ACCOUNTS DATE

Since the Accounts Date:

2.1.1	the Company has not been involved in any Event occurring outside of the ordinary course of its business;

2.1.2	no accounting period of the Company has ended for the purposes of Taxation; and

2.1.3
no disposal of any capital asset has taken place or occurred which will have the effect of crystallising a Tax Liability which has not and would have been included in the provision for deferred Taxation contained in the Accounts if such a disposal or other event had been planned or predicted at the date on which the Accounts were drawn up.

3.	ADMINISTRATION

3.1
The Company has in the last six years duly and punctually paid all Tax which it has become liable to pay or for which it has become liable to account and is under no liability (and has not within the six years before the date of this agreement been liable) to pay any penalty, fine, surcharge or interest in connection with any Tax and there is no Tax the payment of which has been postponed by agreement with the relevant Tax Authority or by virtue of any right under the Tax Statutes or the practice of any Tax Authority.

3.2
In the six years to Completion, the Company has within the relevant time limits correctly made all returns (including any land transaction returns), computations, elections, statements, registrations, notices and payments and provided all other information required to be provided by the Company under the Tax Statutes.  All those returns, computations, elections, statements, registrations, notices and information made or provided by the Company are complete, up-to-date and correct in all material respects

3.3
The Company has true, complete and accurate details of all returns and payments in respect of Tax the Company is required to make and all other information the Company is required to provide after Completion in respect of all Events occurring on or before Completion or in respect of any period which began before and is not ended at Completion.

3.4
All Tax Liabilities of the Company arising in respect of all periods ending on or before the Accounts Date have been agreed with the relevant Tax Authority.  None of the tax returns filed by the Company are or contain information which is only provisional.

3.5
There is no existing dispute between the Company and any Tax Authority nor has the Company within the past 24 months been subject to any routine visit or audit by any Tax Authority and as far as the Sellers are aware there are no circumstances that are likely to give rise to such dispute or make it likely that such a visit, audit, investigation or discovery will be made.

3.6
In the six years to Completion, the Company has not been the subject of an investigation or discovery by any Tax Authority and as far as the Sellers are aware there are no facts that are likely to cause such an investigation.

3.7	The Company has in the last six years complied with all requirements expressly made in writing by any Tax Authority.

3.8	The Company has in the last six years obtained all such consents and clearances from Tax Authorities it was required by law to obtain.

3.9
All particulars provided to any Tax Authority in the last six years in connection with the application for any consent, ruling or clearance on behalf of the Company or affecting the Company fully and accurately disclosing all facts and circumstances material to the decision of the Tax Authority and any transaction for which any consent, ruling or clearances have been obtained has been carried into effect only in accordance with the terms of the relative application and consent, ruling or clearance.

3.10
All elections and claims in respect of Tax made by the Company in the last six years have been made correctly and any transaction that is affected by the election or claim has been carried into effect only in accordance with the terms of the election or claim.

3.11	All claims, rulings, elections, consents and clearances, the making of which has been taken into account in the Accounts have been made and remain valid and effective.

3.12
In the six years to Completion, the Company has made all such deductions and withholdings from payments made or received or which are deemed to have been made or received by or through it before Completion, as are required to be made or it is entitled to make by law and the Company has, if required by law to do so, accounted to the relevant Tax Authority for the Tax so deducted or withheld.

3.13
In the past six years the Company has not paid or been required to pay any amount to any Tax Authority by way of security for the purposes of any Tax and the Sellers are not aware of any circumstances which could result in the Company being required to make any such payment.

3.14	No person has been appointed as an agent of the Company for any purpose in respect of any Tax where the termination of that appointment would require a notification to be made to a Tax Authority.

3.15
The Company has not entered into any agreement or arrangement under which the Company could so far as the Sellers are aware become liable to pay to any person any sum equal to or calculated by reference to a Tax liability of that or any other person.

4.	CAPITAL GAINS

4.1
The amount or value of the consideration in money or monies worth given by the Company or which the Company has agreed to give for the acquisition, on or after the Accounts Date, of any capital asset will be allowable in full as a deduction on any disposal of the asset, in computing the chargeable gain or allowable loss.

4.2
The amount of consideration in money received by the Company in respect of any disposal made by the Company of any capital asset on or after the Accounts Date is not less than the amount the Company will be treated as having received for the purposes of calculating its chargeable gain in respect of that disposal.

4.3	The Company has not incurred a capital loss in respect of any disposal on or after the Accounts Date the availability of which as a Relief could be restricted.

5.	GROUPS

5.1
The Company is not and has never been a member of any group or consolidated group for Taxation purposes nor a member of any fiscal unities of which the Company is, or has been, a member within the last seven years;

5.2	The Company is not and never has been a party to a group payment arrangement in respect of any Tax.

5.3
Neither the execution nor completion of this agreement, nor any other Event since the Accounts Date, will so far as the Sellers are aware result in the claw back or disallowance of any Group Relief or allowance previously given.

6.	ANTI-AVOIDANCE

6.1	The Company has not been a party to any scheme or arrangement designed wholly or mainly for the purposes of avoiding Tax.

6.2
The Company has not done or been a party to any Event for the purposes of evading any Tax Liability of the Company or any other person or in the knowledge that any Tax Liability arising from the Event will be evaded and there is no agreement or arrangement under which it could be required to do or be a party to such an Event.  The reference to evasion of Tax in this paragraph includes a reference to dishonesty or recklessly obtaining any payment or credit in respect of any Tax from any other person (including a Tax Authority) in circumstances where the Company or the relevant taxpayer was or is not entitled by law to the payment or credit and dishonestly or recklessly producing, furnishing or sending any document for the purposes of deceiving any person (including any Tax Authority) in respect of any Tax Liability or to obtain any payment or credit in respect of any Tax.

7.	TRANSFER PRICING

7.1	All provisions made by the Company in the last six years have complied with the requirements of Part 4, TIOPA (provision not at arm's length) and any law made pursuant or with respect thereto.

8.	STAMP TAXES

8.1
All documents which are necessary to establish the title to the Company to any asset owned by the Company on or before Completion and in the enforcement or production of which the Company may be interested and which, in the United Kingdom or elsewhere, either attract stamp duty, stamp duty land tax, transfer tax, registration tax or some equivalent form of Tax or require to be stamped with a particular stamp denoting that no duty is chargeable or that the document has been produced to the appropriate Tax Authority have been properly stamped.

8.2
Neither entering into this agreement nor Completion will result in the withdrawal of any stamp duty, transfer tax or registration tax relief granted on or before Completion which will affect the Company.

9.	OVERSEAS

9.1
The Company is and has always been resident solely in the country of its incorporation for Tax purposes and has not in the last six years had any liability to pay Tax to a Tax Authority other than in the country of its incorporation and is not and never has been a representative for the purposes of any Tax for any person and there is no agreement or arrangement under which it would become such a representative.

9.2
The Company does not have or has not in the last six years had a permanent establishment, branch or agency or any presence for the purposes of any Tax outside its country of incorporation, and is not a member of a partnership resident in a country other than the same country as the Company.

10.	RECORDS

10.1
The Company has, in respect of its assets, all such records as the Company would reasonably require to ascertain any Tax liability of the Company or any member of the Buyer's Group which could arise on the disposal of any one or more of those assets and all those records are compiled and stored in an organised manner.

10.2	The Company has maintained all such records as it is required to have maintained by law.

11.	SHARE OPTION SCHEMES

The Company does not operate any approved or unapproved share option or profit sharing schemes and is not a participating company for the purposes of any such scheme.

12.	EMPLOYMENT TAXES

12.1
No past, present or future employee or officer of the Company has been issued with any shares or securities in respect of which the Company may have any Tax liability as a consequence of any dealings, transactions, variations or reorganisations of those shares or securities or any variations of any restrictions attaching to those shares or the shares ceasing to be subject to restrictions at any time on or after this agreement.

13.	LOAN RELATIONSHIPS

The Company accounts for and is taxed on all its loan relationships on an accruals basis and so that payments and receipts in respect of them are not subject to any Tax to the extent that they relate to the capital sum loaned and payments and receipts of an income nature are subject to Tax only to the extent that they are recognised or required by applicable accounting standards to be recognised as debits or credits in the Accounts.

JURISDICTION SPECIFIC: UNITED KINGDOM

1.	STATUS OF THE COMPANY

1.1	The Company is not and has at no time been an investment company nor an investment trust company for the purposes of the Tax Statutes.

2.	CORPORATION TAX - INSTALMENT PAYMENTS

2.1	The Company is a "large company" as defined by regulation 3 of the CTIP.

3.	CORPORATION TAX – DISTRIBUTIONS

3.1	The Company has not in the last six years:

3.1.1	been concerned with or involved in any distribution for the purposes of Chapter 5 of Part 23 of the Tax Act (demergers);

3.1.2
at any time repaid or redeemed or agreed to repay or redeem any shares of any class of its share capital or otherwise reduced or agreed to reduce its share capital or any class thereof or issued any share capital as paid up otherwise than by the receipt of new consideration (as defined in section 1115 of the Tax Act); or

3.1.3
issued any security now outstanding in such circumstances or which is of such a character that the interest payable in respect thereof falls to be treated as a distribution under Chapter 2 of the Tax Act.

3.2	Since the Accounts Date no dividend has been declared or paid and no distribution or deemed distribution for Tax purposes has been made or declared or agreed to be made by the Company.

4.	CORPORATION TAX – LOAN RELATIONSHIPS

4.1
All interests, discounts and premiums payable by the Company in respect of its loan relationships (within the meaning of section 302 of the CTA 2009) are eligible to be brought into account by the Company as a debit for the purposes of Part 5 of the CTA 2009 at the time, and to the extent that such debits are recognised in the statutory accounts of the Company.

5.	CLOSE COMPANIES

5.1	The Company is a close company as defined in section 439 of the Tax Act but has never been a close investment-holding company as defined in section 34 of the Tax Act.

5.2
No distributions within section 1064 of the Tax Act or transfers of value within section 94 of the IHTA have been made by the Company in the last six years nor have such distributions been made between the Accounts Date and Completion.

5.3
No loan or advance within section 455 of the Tax Act has been made or agreed to be made by the Company in the last six years and it has not since the Accounts Date released or written off, and there is no agreement or arrangement for the release or writing off of the whole or part of the debt in respect of any such loan or advance.

6.	INHERITANCE TAX

6.1	The Company has not entered into any transaction which has or may, so far as the Sellers are aware, give rise to a direct or indirect charge to inheritance tax.

6.2
None of the assets or shares of the Company are subject to an HM Revenue & Customs charge within section 237 of the IHTA and no person has or may, so far as the Sellers are aware, have the power under section 212 of the IHTA to sell any of the assets or shares of the Company.

6.3	The Company is not entitled to an interest in possession in settled property.

7.	VALUE ADDED TAX

7.1
The Company is registered for the purposes of the VATA and has in the last six years made, given, obtained and kept full, complete, correct and up-to-date records, invoices and other documents appropriate or required for those purposes and is not in arrears with any payments or returns due.

7.2	The Company has not been:

7.2.1	subject to any interest, forfeiture, surcharge or penalty;

7.2.2	given any notice under sections 59, 59A or 64 of the VATA;

7.2.3	given a warning within section 76(2) of the VATA; or

7.2.4	required by HM Revenue & Customs to give security under paragraph 4 of Schedule 11 to the VATA (power to require security and production of evidence).

7.3	All VAT due and payable to HM Revenue & Customs has been declared and paid in full.

7.4	The Company has not in the last six years been treated as a member of a group under section 43 of the VATA and no application has ever been made for it so to be treated.

7.5	The Company does not own any assets which are capital items that are subject to the capital goods scheme under Part XV of the VAT Regulations 1995.

7.6
The Company has not in the last six years entered into any self-billing arrangement (in the circumstances provided in section 29 of the VATA) in respect of supplies made by any other person, nor has it at any time agreed to allow any such person to make out VAT invoices in respect of supplies made by the Company.

8.	CUSTOMS DUTIES

8.1	The Company does not hold any authorisation from HM Revenue & Customs to import goods upon which the customs duty has not been paid at importation or upon which there may be a claw back of duty paid.

9.	OVERSEAS ELEMENTS

9.1	The Company has not entered into any unlawful transaction under section 765 of the ICTA before 1 July 2009 nor reportable event within Schedule 17 to the FA 2009.

10.	ANTI AVOIDANCE

10.1	The Company has not been a party to, or acted as a promoter of, any notifiable arrangements or notifiable proposals within the meaning of section 306 of the FA 2004.

10.2	The Company has not been a party to any designated scheme or notifiable scheme within the meaning of Schedule 11A to the VATA.

10.3
The Company has not, at any time, been a party to or otherwise involved in a transaction or series of transactions in relation to which advisers considered that there was a risk that the Company could be liable to Tax as a result of the principles in W.T. Ramsey Limited v IRC (54 TC 101) or Furniss v Dawson (55 TC 324), as developed in subsequent cases, or as a result of the principles in Halifax (C-255/02) as developed in subsequent cases.

11.	INTELLECTUAL PROPERTY

11.1	The Company has not sold or agreed to sell any patent rights for a capital sum which would be chargeable as income pursuant to section 912 of the CTA 2009.

12.	TAXATION OF EMPLOYEES AND AGENTS

12.1
The Company has in the last six years properly operated the PAYE system, making such deductions and payments of Tax as required by law from all payments to or treated as made to employees, ex-employees, officers and ex-officers of it and punctually accounted to HM Revenue & Customs for all that Tax and all returns required pursuant to section 684 of the ITEPA and regulations made thereunder have been punctually made and are accurate and complete in all material respects.

12.2
The Company has not made any payment to or provided any benefit for any officer or employee or ex-officer or ex-employee of it which is not allowable as a deduction in calculating the profits of the Company for Taxation purposes.

PART D – LIMITATIONS AND GENERAL

1.	The Sellers will not be liable for breach of any Tax Warranties or under paragraph 1 of the Tax Covenant or otherwise under this Tax Schedule for any Tax Liability to the extent that:

1.1	it has been discharged in full before Completion and such discharge was specifically provided for in the Accounts;

1.2	the Tax Liability has been recovered under the Warranties or under any other part of the Tax Covenant or Agreement (and vice versa).

1.3	specific allowance, provision or reserve in respect of that Tax Liability was included in the Accounts;

1.4	the Tax Liability arises or is increased as a result only of:

1.4.1	any increase in rates of Taxation;

1.4.2	any change in law or in the published practice of any Tax Authority;

1.4.3
any change in accounting practice or principles or any change in the bases on which the accounts of the Company are prepared except in either case in order to comply with generally accepted accounting practice; or

1.4.4	any change in the date to which the Company makes up its accounts,

made in any such case after Completion;

1.5
such Tax Liability would not have arisen but for a voluntary act or omission carried out or effected by the Buyer or the Company at any time after Completion, other than any act or omission carried out or effected under a legally binding commitment created on or before Completion;

1.6	such Tax Liability is:

1.6.1	upon income, profits or gains which were actually earned, accrued or received by the Company; or

1.6.2	upon any Event carried out by a Group Company,

in each case since the Accounts Date in the ordinary and normal course of the business of the Company;

1.7	there is available to the Company to relieve or mitigate such Tax Liability any Relief which is not a Buyer's Relief, Accounts Relief or Post-Accounts Date Relief;

1.8
such Tax Liability can be properly and fully discharged out of monies deducted for the purpose from sums payable or paid by the Company to the extent that the benefit of such monies is retained in the Company at Completion;

1.9	it would not have arisen or would have been reduced or eliminated but for:

1.9.1
a failure or omission on the part of the Buyer or the Company after Completion to make, adjust or revise, any claim, election, surrender or disclaimer or the failure or omission after Completion to give any notice or consent to do any other thing, the making, or giving or doing of which in each case was taken into account in computing the provision or reserve for Tax in the Accounts or was expressly referred to in the Disclosure Letter; or

1.9.2	any claim, election, surrender or disclaimer made or notice or consent given or any other thing done after Completion by the Company or the Buyer or any other person connected with them;

1.10
the income, profits or gains in respect of which it arises were actual income, profits or gains earned, accrued or received by the Company but were not reflected in the Accounts to the extent that the benefit of such monies is retained in the Company at Completion;

1.11	it arises or is increased as a consequence of any failure by the Buyer or the Company to comply with any of their respective obligations under the Agreement in so far as it relates to Taxation;

1.12	the Buyer or the Company has already been compensated in respect of such Tax Liability;

1.13	it would not have arisen or would have been reduced but for a cessation of trade or a change in the nature or conduct of a trade carried on by the Company in either case occurring after Completion;

1.14
it would not have arisen but for the Company ceasing to be entitled to the small companies rate of corporation tax or ceasing to be a small company for any other Taxation purpose by virtue of any Event occurring on or after Completion;

1.15	such Tax Liability is as a consequence of any increase in the value of the Consideration Shares over the initial issue price of the Consideration Shares to the Sellers;

1.16
any such claim or liability is limited pursuant to the provisions of paragraphs 2, 3, 4, 9, 10, 12 (except such paragraph shall not apply to any claim under the Tax Covenant), 13, 14 (except such paragraph shall not apply to any claim under the Tax Covenant), 15 and 18 of Schedule 4 of this agreement.

2.	Repayment

2.1
If, in the event of any payment becoming due from the Sellers in relation to any Tax Claim, the Buyer or the Company either is immediately entitled at the due date for the making of that payment to recover from any person (including any Tax Authority) any sum in respect of the liability that has resulted in that payment becoming due from the Sellers or at some subsequent date becomes entitled to make such a recovery, then the Buyer shall or shall procure that the Company promptly notifies the Sellers' Representative of their entitlement and if so required by the Sellers' Representative and at the Sellers' sole expense, takes all appropriate steps to enforce that recovery (keeping the Sellers fully informed of the progress of any action taken).

2.2
If the Sellers have made a payment in respect of the liability in question and the Buyer or the Company subsequently makes recovery pursuant to paragraph 2.1 above or otherwise receives from any Tax Authority or any person (other than another Group Company) any amount referable to the subject matter of the relevant Tax Claim, the Buyer shall account to the Sellers for either:

(a)	a sum equal to such amount; or

(b)	if lesser a sum equal to the Tax Claim paid by the Sellers to the Buyer,

together with any interest paid to the Buyer or that Group Company in respect of such sum.

3.	Over-provision and Reliefs

3.1
If on or before the seventh anniversary of Completion, the auditors for the time being of the Company shall confirm in writing (on instruction of the Company but at the request and expense of the Sellers) that any provision for Taxation (excluding any provision for deferred taxation) in the Accounts (other than by reason of the availability of a Buyer's Relief) has proved to be an over-provision, then the amount of such over-provision shall be dealt with in accordance with paragraph 3.3 below.

3.2
If on or before the seventh anniversary of Completion, the auditors for the time being of the Company shall confirm in writing (at the request and expense of the Sellers) that any Tax Liability which has resulted in a payment having been made or becoming due from the Sellers under the Tax Covenant will give rise to a Relief for the Company (other than a Buyer's Relief) which would not otherwise have arisen, then as and when such Relief reduces a liability to make an actual payment of Tax (other than a liability for which the Buyer would be entitled to bring a Tax Claim), the amount of that reduction shall be dealt with in accordance with paragraph 3.3 below.

3.3	Where it is provided under paragraphs 3.1 or 3.2 that any amount (the "relevant amount") is to be dealt with in accordance with this sub-paragraph:

3.3.1	the relevant amount shall first be set-off against any payment then due from the Sellers under the Tax Covenant or for breach of any of the Tax Warranties;

3.3.2
to the extent that there is an excess, a refund shall be made to the Sellers of any previous payment made by the Sellers under the Tax Covenant or for breach of any of the Tax Warranties (to the extent not previously refunded under this paragraph 3.3) up to the amount of such excess; and

3.3.3
to the extent that the excess referred to in paragraph 3.3(b) above is not exhausted under that paragraph, the remainder of the excess shall be carried forward and set off against any future payment or payments which become due from the Sellers under the Tax Covenant or for breach of any of the Tax Warranties.

4.	Claims Procedure

4.1	On the Buyer or the Company becoming aware of a Claim for Tax which may result in a Tax Claim the Buyer shall:

4.1.1
as soon as reasonably practicable give written notice of that Claim for Tax to the Sellers or, as the case may be, shall procure that the Company forthwith give written notice of that Claim for Tax to the Sellers;

4.1.2
subject always to the terms of this paragraph 4 and the Sellers jointly and severally indemnifying the Company to the Buyer's reasonable satisfaction against all losses, reasonable costs, damages and reasonable expenses, which may be properly incurred, procure that the Company take such action and give such information and assistance in connection with the affairs of the Company as the Sellers' Representative may reasonably by written notice request to avoid, resist, dispute, appeal or compromise the Claim for Tax; and

4.1.3	procure that the Sellers are promptly provided with copies of any correspondence with the Tax Authority.

4.2
The Buyer shall not be obliged to procure that the Company appeals against any tax assessment if, the Sellers' Representative, having been given written notice of the receipt of that Claim for Tax in accordance with paragraph 4.1 above, the Buyer has not within 21 days (or, if there is a statutory time limit of not more than 30 days, within 14 days) thereafter received instructions in writing from the Sellers' Representative, in accordance with the preceding provisions of this paragraph 4, to make that appeal.

4.3	The Buyer shall not be obliged to procure that the Company take any action under paragraph 4.1 above:

4.3.1
which involves contesting before any court or tribunal beyond the Tax Chamber of the First-tier Tribunal unless the Sellers' Representative promptly furnishes the Buyer with the written opinion of Tax Counsel to the effect that the appeal in question has a reasonable prospect of success. Such Tax Counsel shall be instructed by the Sellers' Representative and at the Sellers' expense; or

4.3.2	if at the absolute discretion of the Buyer, the Buyer believes that any such action would or might be materially detrimental to the business of the Company.

5.	Covenant to the Sellers

5.1
The Buyer covenants with the Sellers to pay to the Sellers an amount equal to any Taxation which is assessed on the Sellers by reason of Taxation assessed on or primarily or directly attributable to the Buyer, any member of the Buyer's Group or the Company for any accounting period remaining unpaid provided that this covenant shall not apply to any Taxation in respect of which the Buyer is entitled to bring a claim against the Sellers under the Tax Covenant.

5.2
The Sellers severally covenant to the Buyer that they shall make no claim under paragraph 5.1 above to the extent that they shall have recovered the Taxation in question under section 717, CTA 2010 and that to the extent that they recover any amount under paragraph 5.1 they shall not seek to recover payment under section 717, CTA 2010.

5.3
The provisions of paragraph 3 of Part B of this Schedule shall apply to this covenant as if references to the "Buyer" were to the "Sellers" (and vice versa), references to "the Company" were also to the "Sellers" and references to "Tax Covenant" were to the "covenant under paragraph 5 of Part D".

PART E - TAX ADMINISTRATION

1.	TAX RETURNS

1.1
Subject to the provisions of this paragraph 1, the Sellers and the duly approved agents of the Sellers (approved by the Buyer, such approval not to be unreasonably withheld) will be responsible for, at the reasonable cost of the Company (otherwise to be at the cost of the Sellers), and have the conduct of preparing and submitting and dealing with all enquiries and requisitions in respect of all tax returns and associated computations of the Company for all Tax periods of the Company ending on or before Completion as required by law and with due diligence and reasonable speed (subject only to the Buyer, at the request and reasonable notice of the Sellers (but for the avoidance of doubt at cost of the Sellers), supplying all information in its and the Company's possession and control that is reasonably necessary and granting access following Completion to the Sellers and the approved agents of the Sellers to any records and personnel of the Company as the Sellers may reasonably require) and in relation, but without limitation, to this obligation:

1.1.1
all returns, computations, documents and substantive correspondence relating to them will be submitted in draft form by the Sellers to the Buyer or its duly authorised agents for comment within 3 months of the date of this agreement;

1.1.2	the Sellers will take into account all reasonable comments and suggestions made by the Buyer or its duly authorised agents;

1.1.3
the Sellers will as soon as practicable deliver to the Buyer copies of all correspondence sent to or received by the Sellers or the agents of the Sellers from any Tax Authorities in respect of matters to which this paragraph 1 relates;

1.1.4
the Buyer will as soon as practicable deliver to the Sellers copies of all correspondence received by the Buyer or the agents of the Buyer from any Tax Authorities in respect of matters to which this paragraph 1 relates; and

1.1.5
the Buyer undertakes to procure that the Company will at the request of the Sellers sign and submit within 40 Business Days of being requested to do so to the relevant Tax Authority all such letters, notices of claim, surrender or consent to surrender (including provisional or protective notices of claim, surrender or consent to surrender in cases where any relevant Tax computations have not yet been agreed) and all such other documents and returns as the Sellers will reasonably request to give effect to these provisions provided that the Buyer will not be obliged to procure that the Company signs and/or submits any document which in its reasonable opinion it considers to be wrong, misleading or inaccurate in any material respects (for the avoidance of doubt, the Buyer will be under no obligation to make enquiry as to the completeness or accuracy thereof and will be entitled to rely entirely on the Sellers and the approved agents of the Sellers in respect thereof) or which contains anything which could impact adversely on the post Completion Tax affairs of the Company or any member of the Buyer's Group or which could result in any liability or loss for the Company or any member of the Buyer's Group in respect of which the Buyer would have a claim against the Sellers under this Schedule.

1.2
The Sellers will provide such assistance as the Buyer reasonably requests in preparing and submitting Tax returns (and supporting documentation) and attending to any requisitions or enquiries raised in respect of periods which have begun before Completion and which end after Completion (the "Straddle Period"), to the extent that such returns, supporting documentation, requisitions or enquiries relate to Events occurring on or before Completion.

1.3
The Buyer shall provide the Sellers with a copy of the corporation tax return relating to the Straddle Period at least 28 days prior to the date for submission of that corporation tax return.  The Buyer shall give the Sellers a reasonable opportunity to comment on such return prior to its submission to the relevant Tax Authority.

1.4	In the event of any material breach of this paragraph 1 by any Seller or the agent of any Seller, at the option of the Buyer the Sellers will forfeit all rights under this paragraph 1.

SCHEDULE 10 – EARN-OUT

PART A – EARN-OUT PROVISIONS

1.	DEFINITIONS

The following definitions apply in this Schedule:-

Buyer's Group, for the purposes of this Schedule means the Buyer's group excluding the Company;

Company, for the purposes of this Schedule means TML and 10M together;

Earn-out Payment means the amount payable in accordance with the provisions of paragraph 4 of Part A of this Schedule;

Earn-out Period means the 12 month period commencing on the date of this agreement;

Earn-out Protection Period means the period commencing on Completion and concluding on the end of the last Relevant Date;

First Tranche means as defined in paragraph 4.1.2 of Part A of this Schedule;

First Tranche Target means as defined in paragraph 4.1.2 of Part A of this Schedule;

Revenue means the aggregate turnover of each of the Companies (expressed in GBP(£)) for the Earn-out Period (or part thereof) which qualifies for recognition under GAAP and is in keeping with the Companies’ revenue recognition policies (as laid out in the Accounts of each of the Companies) less Retrospective Discounts. For the avoidance of doubt, the revenue recognition policy applying to the preparation of the Accounts, the Completion Accounts and the Revenue Statement shall be as follows: Revenue is the amount derived from the provision of goods falling within the company’s ordinary activities, excluding value added tax. Revenue is recognised when the transfer of legal title occurs between the company and the customer. The transfer of legal title is deemed to occur on delivery of the goods;

Revenue Statement has the meaning given in paragraph 2.2 of Part A of this Schedule;

Relevant Date means a Relevant Opinion Date or the Relevant Earn-out Date;

Relevant Earn-out Date means as defined in paragraph 2.1 of Part A of this Schedule;

Relevant Opinion Date means as defined in paragraph 2.1 of Part A of this Schedule.

Retrospective Discounts means all discounts applied against the invoiced value of sales for the Earn-out Period (or part thereof) pertaining to the delivery of goods during that period and are shown as Cost of Sales in the Accounts;

Second Tranche means as defined in paragraph 4.1.3 of Part A of this Schedule; and

Second Tranche Target means as defined in paragraph 4.1.3 of Part A of this Schedule.

2.	DETERMINING REVENUE

2.1
If at any time during (and prior to the end of) the Earn-out Period the Sellers are of the reasonable opinion that the First Tranche Target has been achieved or the Second Tranche Target has been achieved (the date of each such opinion being a Relevant Opinion Date), or if at the end of the Earn-out Period the Second Tranche has not become payable in accordance with this Schedule (the end of the Earn-out Period being the Relevant Earn-out Date) then:-

2.1.1	(in the case of a Relevant Opinion Date) the Sellers shall be entitled to; and

2.1.2	(in the case of the Relevant Earn-out Date) the Sellers shall,

as soon as possible after the Relevant Date and in any event on or before the date falling 10 Business Days after the Relevant Date, procure that a draft of the Revenue Statement is prepared and sent to the Buyer. For the avoidance of doubt, the Sellers shall be entitled to require that the Revenue Statement is produced in accordance with this Schedule on two separate occasions only (following two separate Relevant Opinion Dates) during the Earn-out Period.

2.2
The draft Revenue Statement must be prepared in accordance with Part A of this Schedule and include a statement (the Revenue Statement) stating the amount of the Revenue and the calculation of that amount following the pro forma set out in Part B of this Schedule.

2.3
The Buyer may on or before the date falling 20 Business Days after submission to it of the Revenue Statement (the Response Deadline), notify the Sellers in writing (the Response Notice) that it does not agree with the amount of Revenue as stated in the Revenue Statement.  The Response Notice must set out in reasonable detail the area(s) of disagreement and the adjustments (with a suitable explanation) which, in the reasonable opinion of the Buyer, are required to be made. The items not identified in the Response Notice as being in dispute will be deemed to be agreed.  If no Response Notice is received by the Sellers on or before the Response Deadline, the Buyer will be deemed to have accepted the amount of the Revenue set out in the Revenue Statement and the relevant amount will (in the absence of fraud or manifest error) be final and binding on the parties.

2.4
If a Response Notice is received by the Sellers on or before the Response Deadline, the Buyer and the Sellers will have until the date falling 10 Business Days after the date on which the Response Notice is received (the Resolution Date) to agree the items in dispute and therefore the amount of the Revenue. The amounts so agreed will (in the absence of fraud or manifest error) be final and binding on the parties.

2.5
If a Response Notice is given and the amount of the Revenue does not become final and binding under paragraph 2.4 above by the Resolution Date then the matters outstanding or in dispute must be referred to the Expert for final decision in accordance with paragraph below and either the Buyer or the Sellers may make such referral to the Expert.  The Expert will decide:

2.5.1	matters outstanding or in dispute and therefore what revisions (if any) are required to be made to the Revenue Statement in order for it to comply with this agreement; and

2.5.2	the amount of the Revenue.

2.6
No claim which the Buyer may have against the Sellers in respect of any breach of any of the Warranties or any of the other provisions of this agreement or under the Tax Covenant will be affected, waived or limited by the amount of the Revenue becoming binding on the Buyer under this Schedule.

2.7
Each party must procure (so far as they are reasonably able) that the Sellers and the Buyer and their respective Accountants are given any documents and information as are reasonably required by the other (and not including advice on the Revenue Statement given to a party by its own Accountants) for the purpose of preparing or reviewing the Revenue Statement and are given access on reasonable notice and during normal working hours to relevant personnel, records and information in the control of the relevant party.

2.8	The Sellers and the Buyer will each pay the costs of their own Accountants.

3.	REFERENCES TO EXPERT

3.1
Any matter or dispute which, under the terms of this agreement, is to be determined under this paragraph 3 will be determined by an independent firm of chartered accountants appointed under this clause (the Expert).

3.2
The Sellers and the Buyer will use reasonable endeavours to agree the identity of the Expert and terms of engagement complying with this agreement with that person by no later than the date 10 Business Days after either of the Buyer or the Sellers first requests the other to approve a named firm for the purpose and provides draft terms of engagement of that firm.  If terms of engagement have not been signed by or on behalf of that firm, the Sellers and the Buyer by that date, either the Buyer or the Sellers may apply to have the Expert chosen by the President of the Institute of Chartered Accountants in England and Wales. The Sellers and the Buyer will cooperate in good faith to agree terms of engagement complying with this agreement with the firm chosen (Terms) by no later than 15 Business Days after the date on which the terms of engagement of the firm chosen by the President are received by both of them.  Neither will unreasonably withhold consent to the terms of engagement of the firm chosen.

3.3
If the Sellers and the Buyer fails to sign Terms, the firm chosen will be deemed to have been appointed on the Terms (if any) signed by the other and all the parties to this agreement will be bound by the terms of the appointment and able to enforce them as if they had been signed by them.  The party which signs the terms (absent its proven fraud or wilful default) will not be liable to any of the other parties or any other person by reason of or otherwise in relation to that appointment.  Without limiting the signing party's ability to agree the terms, the parties agree that the terms may (if the party which signs them deems fit) contain an indemnity in favour of the Expert and cap on the Expert's liability in terms not materially more onerous than typical terms agreed by the firm in question for expert determination instructions on transactions of a similar nature.

3.4	The Expert will act on the following basis:

3.4.1
as an expert and not as an arbitrator and his written determination will be final and binding on the parties (save in the event of fraud or manifest error, in which case the error must be rectified as soon as practical);

3.4.2
the Expert will only be required to decide the matters which this agreement provides should be decided by the Expert under this clause and not any additional or separate issues subsequently raised by the parties;

3.4.3
the Expert will provide his decision and any calculation, statement or accounts to be provided by the Expert in writing to the parties on or before the date falling 20 Business Days after the date of the Expert's engagement;

3.4.4	the Sellers and the Buyer may make representations to the Expert in writing (and each will copy their representations to the other party); and

3.4.5	except as set out in this paragraph 3, the Expert may decide on the procedure to be followed in reaching his decision.

3.5
The parties will each use all reasonable endeavours to co-operate with the Expert to enable the decision to be reached in the time provided in this agreement.  They will give, and so far as they are able to do so will procure that the Company will give, the Expert all facilities, information and access to their respective premises and personnel, papers, books, accounts and records as the Expert may reasonably require for the purposes of the Expert's decision.  If any party does not comply with any request within any time specified by the Expert, the Expert may make any assumption for the purposes of giving a decision under this agreement, including any decision to costs, as the Expert may decide.

3.6
The costs of the Expert (including the costs and fees of any advisers appointed by the Expert) will be shared equally by the Buyer on the one hand and the Sellers on the other, unless the Expert decides otherwise.

4.	SATISFACTION OF THE EARN-OUT CONSIDERATION

4.1	The Earn-out Payment shall be calculated as follows:-

4.1.1	if Revenue is equal to or less than GBP£18,072,288 the Earn-out Payment shall be US$0;

4.1.2
if Revenue is equal to or exceeds GBP£18,072,289 (the First Tranche Target) but is equal to or less than GBP£34,307,227 the Earn-out Payment shall be calculated in accordance with paragraph 4.2 below (the First Tranche); and

4.1.3	if Revenue is equal to or exceeds GBP£34,307,228 (the Second Tranche Target) the Earn-out Payment shall be US$10,000,000 (the Second Tranche).

4.2	The Earn-Out Payment for Revenue which falls within clause 4.1.2 above, shall be calculated as follows:

US$5,000,000 + US$ ((X / Y) x 5,000,000)

Where:

X = Revenue

Y = 34,307,228

4.3	For the avoidance of doubt, if the Revenue is less than GBP£18,072,289, no Earn-Out Payment will be payable to the Sellers and no Earn-out Payment will form part of the Purchase Price.

4.4
Subject to paragraph 4.5 below, if an Earn-out Payment is payable pursuant to paragraph 4.1 above after Revenue has been determined in accordance with paragraphs 2 and 3 of Part A of this Schedule then the Buyer will pay an amount to the Sellers by telegraphic transfer of immediately available funds to the Sellers' Solicitors' Bank Account as follows:-

4.4.1
if Revenue has been determined at the request of the Sellers during the Earn-out Period (following a Relevant Opinion Date) and the First Tranche Target (but not the Second Tranche Target) has been achieved, then US$5,000,000 will be paid to the Sellers within 15 days of determination of the Revenue in accordance with paragraphs 2 and 3 of Part A of this Schedule;

4.4.2
if Revenue has been determined at the request of the Sellers during the Earn-out Period (following a Relevant Opinion Date) and the Second Tranche Target has been achieved, then the Second Tranche (less any amount already paid to the Sellers under paragraph 4.4.1 above) will be paid to the Sellers within 15 days of determination of the Revenue in accordance with paragraphs 2 and 3 of Part A of this Schedule;

4.4.3
if Revenue has been determined after the Relevant Earn-out Date (due to the Second Tranche not having already been paid or become payable to the Sellers under paragraph 4.4.2 above) and the First Tranche Target or the Second Tranche Target has been achieved, then the First Tranche (if the First Tranche Target has been achieved) or the Second Tranche (if the Second Tranche Target has been achieved), less any amount already paid to the Sellers under paragraph 4.4.1 above, will be paid to the Sellers within 15 days of determination of the Revenue in accordance with paragraphs 2 and 3 of Part A of this Schedule, and in the event of any delay in payment by the Buyer on the due date for payment daily interest at the Prescribed Rate compounded monthly shall be paid in addition.

4.5
Subject to paragraph 4.6 below, if the Buyer or any member of the Buyer’s Group is in breach of any provision of paragraph 1.13 of Part C of this Schedule then all of the Earn-out Consideration irrespective of the amount of Revenue at the date of such breach shall become immediately due and payable to all of the Sellers without any right of set-off whether pursuant to clause 14 of this agreement or otherwise, irrespective of whether the amount of such Revenue as at the date of such breach would not have given rise to any payment of the Earn-out Consideration, and in the event of any delay in payment by the Buyer on the due date for payment under this paragraph daily interest at the Prescribed Rate compounded monthly shall be paid in addition.

4.6
Without prejudice to the Sellers rights under paragraphs 4.1 to 4.4 above, if the Buyer or any member of the Buyer’s Group is in breach of any provision of paragraph 1.13 of Part C of this Schedule and the breach occurs on or after the date which is 10 months after the date of this agreement and the Revenue (to be determined in accordance with paragraphs 2 and 3 of this Schedule) is at that point in time less than £13,722,891 then the acceleration of the payment of the Earn-out Consideration in accordance with paragraph 4.5 above shall not apply and the Earn-out Consideration shall not become immediately due and payable to the Sellers pursuant to that paragraph 4.5.

4.7	If,

4.7.1
any matters relating to the calculation of the Revenue are outstanding or in dispute (the Disputed Matters) and the Disputed Matters have been referred to the Expert for final decision in accordance with paragraph 3 above; and

4.7.2	the Expert has not given his final written determination of the Revenue (in accordance with paragraph 3 above) by 30 August 2015; and

4.7.3
the Buyer (acting in good faith) agrees in writing that the amount of the Revenue will, notwithstanding any decision of the Expert on the Disputed Matters, exceed one or more of the thresholds in paragraph 4.1 above, then the Buyer will pay the Earn-out Payment corresponding to the relevant threshold (referred to in paragraph 4.7.3) within 5 Business Days after the later of (i) 30 August 2015, and (ii) the date of the Buyer's written agreement under paragraph 4.7.3 by telegraphic transfer of immediately available funds to the Sellers' Solicitors' Bank Account. For the avoidance of doubt, if any payment is made to the Sellers pursuant to this clause 4.7 then this payment will reduce the amount of the Earn-out Payment (if any) to be paid to the Sellers (in accordance with paragraph 4.4 above) following the final decision of the Expert.

4.8	The Earn-out Payment will be divided between the Sellers in the proportions specified alongside their respective names in column (4) of Schedule 1.

4.9	For the avoidance of doubt, in no circumstances shall the Earn-out Payments (in aggregate) exceed US$10,000,000.

5.	LEAVER PROVISIONS

5.1
If Arthur Joseph Devlin is no longer an employee of TML or 10M or any member of the Buyer's Group on the Relevant Date, then unless he is a Good Leaver, the amount of the Earn-out Payment to which he is entitled will be zero and the amount payable to the other Sellers will not be increased accordingly.

5.2
If Anthony Martin Jones is no longer an employee of TML or 10M or any member of the Buyer's Group on the Relevant Date, then unless he is a Good Leaver, the amount of the Earn-out Payment to which he is entitled will be zero and the amount payable to the other Sellers will not be increased accordingly.

5.3
If Alderbrook Consultancy Limited (company number:  8998880) (“Alderbrook”) is no longer a consultant of the relevant Company or any member of the Buyer's Group or if John Gildersleeve is no longer engaged by Alderbrook on the Relevant Date, then unless John Gildersleeve is a JG Good Leaver the amount of the Earn-out Payment to which John Gildersleeve is entitled will be zero and the amount payable to the other Sellers will not be increased accordingly.

5.4	For the purpose of this paragraph 5 and paragraph 1.13 of Part C of this Schedule:-

5.4.1	Good Leaver means a person:

(a)	who is no longer an employee because of his death or his incapacity (physical or mental) has rendered him incapable of performing his duties to the Companies or any member of the Buyer's Group; or

(b)
who is no longer an employee because he is incapable of devoting his time to performing his duties to the Companies or any member of the Buyer's Group as a result of the incapacity (physical or mental) of his spouse or any of his dependents;

(c)
whose employment with the Companies or any member of the Buyer's Group has been terminated (or notice to terminate has been given) by the Companies or any member of the Buyer's Group in breach of contract or who has been wrongfully or constructively dismissed; or

(d)	who has been dismissed (or notice is given to dismiss) as an employee by the Companies or any member of the Buyer’s Group other than for Cause; or

(e)
who has been dismissed (or notice is given to dismiss) as an employee by the Companies or any member of the Buyer’s Group by reason of redundancy (within the meaning of s.139(1) of the Employment Rights Act 1996);

5.4.2	JG Good Leaver means:

(a)
John Gildersleeve’s death or his incapacity (physical or mental) has rendered him incapable of performing any consultancy services to the Companies or any member of the Buyer’s Group weather via Alderbrook or otherwise (“Consultancy Services”); or

(b)	John Gildersleeve being incapable of devoting his time to performing the Consultancy Services as a result of the incapacity (physical or mental) of his spouse or any of his dependants; or

(c)
the consultancy agreement between Alderbrook and the relevant Company or any member of the Buyer’s Group has been terminated (or notice to terminate has been given) by the relevant Company or any member of the Buyer’s Group in breach of contract or for any other reason other than a material breach by Alderbrook of such consultancy agreement enabling such agreement to be terminated without notice.

5.4.3	Cause means any reason which would entitle the Companies or any member of the Buyer’s Group lawfully to dismiss the employee without notice and without payment in lieu of notice.

5.5
For the purposes of paragraphs 5.1 and 5.2 above, each of the individuals identified in those paragraphs shall be treated as no longer being an employee of the Companies or any member of the Buyer's Group on the Relevant Date if they resign from their employment with the Companies or any member of the Buyer's Group or are otherwise serving out their notice period with the Companies or any member of the Buyer's Group for any reason (other than for a Good Leaver reason set out in paragraph 5.4.1) at any time on or prior to the Relevant Date.

6.	EARN OUT PROTECTIONS

6.1
The Buyer undertakes with the Sellers to procure that during the Earn-out Protection Period (save with the prior written consent of the Sellers, such consent not to be unreasonably withheld or delayed) the provisions of Part C of this Schedule 10 shall be complied with. For the avoidance of doubt, the Buyer will not be in breach of its obligations under this paragraph 6.1 or of Part C of this Schedule 10 to the extent that an alleged breach by the Buyer (occasioned through the Companies) is caused by any deliberate action or omission by any of the Sellers.

6.2	The Sellers undertake to the Buyer that during the Earn-out Protection Period they will, so far as they are able, carry on the business of the Companies in the ordinary and normal course.

PART B – FORM OF REVENUE STATEMENT

This is the [draft] Revenue Statement as defined in paragraph 2.2 of Part A of Schedule 10 to the agreement (Agreement) between the (1) Sellers, (2) the Buyer and (3) the Buyer Guarantor dated [     ] 2014 for the sale and purchase of the entire issued share capital of TML and the entire issued share capital of 10M.

Attached is a copy of the Revenue Statement calculations for the period from the date of this agreement and ending on [   ], being [part of][the full] Earn-out Period, as defined in the Agreement.

On this basis the Revenue is £[     ].

PART C – EARN-OUT PROTECTIONS

1.
In order to protect and safeguard the Sellers' potential entitlement to the Earn-out Consideration, the Buyer hereby agrees and undertakes with the Sellers that during the Earn-out Protection Period (save with the prior written consent of the Sellers, such consent not to be unreasonably withheld or delayed):-

1.1
subject to any fiduciary, statutory or other duties imposed on the directors of the Buyer or the directors of the Companies, the business of the Companies will be under the day to day management, control and direction of the Sellers;

1.2
it will not and it will procure that no member of the Buyer's Group shall do any act or omission which would in any manner adversely affect the ability or power of either of the Companies to carry on its respective business in the same manner in which such business has been conducted prior to the date hereof;

1.3
the Buyer will use and it will procure that each member of the Buyer’s Group will use reasonable endeavours to promote and support the business and interests of the Companies, will act in good faith towards the Sellers having regard to the Sellers' interests hereunder, will procure that the Companies' business is conducted on sound commercial profit making principles and without prejudice to the generality of the foregoing, the Companies shall not:

1.3.1	enter into any contract or agreement other than on arm's length commercial terms; or

1.3.2
part with or dispose of or licence or otherwise alienate the whole or any substantial part of its undertaking, property, assets or revenues or any interest therein by a single transaction or a series of transactions otherwise than in the normal and ordinary course of trading; or

1.3.3	make any gift or enter into any other transaction at an undervalue; or

1.4	no change will be made to the trading name of the Companies and the Companies will not enter into any transaction outside the ordinary course of its business;

1.5	the Companies will remain a wholly-owned subsidiary of and will not be controlled by anyone other than the Buyer;

1.6
subject to any legal or statutory requirement to do so, no resolution will be passed to wind up the Companies or cause the Companies to cease carrying on any part of their business, and no receiver, administrative receiver or administrator shall be appointed over the whole or any part of the assets or undertaking of the Companies;

1.7
the Buyer will not and it will procure that each member of the Buyer’s Group will not require the Sellers to employ any additional persons or (other than in accordance with their terms and conditions or their employment contract) to terminate the employment of any employee or otherwise make any change to the management of the Companies or otherwise vary or amend the terms and conditions of employment of any of the employees of the Companies;

1.8
the Buyer will not and it will procure that each member of the Buyer’s Group will not prevent the Companies from supplying or purchasing goods or services in the course of their business and shall not impose any requirement on the Companies to buy or sell goods to any particular person or to provide or receive services at any particular price;

1.9
neither the Buyer nor either of the Companies will remunerate or offer any incentive to any employee, agent or consultant of the Companies whether by salary or otherwise (but not including pensions), other than to the extent applicable immediately before the date of this agreement;

1.10	the Companies will not waive or fail to exercise any right to enforce any contract entered into in the normal course of business;

1.11
no member of the Buyer's Group shall solicit or entice away or endeavour to solicit or entice away from the Companies any person who is employed by the Companies, or any customer  manufacturer or supplier to the Companies whether or not such a person would commit a breach of their contract with the Companies in so doing;

1.12
the Buyer will not and will procure that each member of the Buyer’s Group will not seek to impose upon the Companies the adoption of policies in relation to the running of its business which are likely to have a materially adverse effect on the profitability of the Companies;

1.13	The Buyer will not and will procure that each member of the Buyer’s Group will not:

1.13.1
dismiss or give notice to dismiss Arthur Joseph Devlin or Anthony Martin Jones from their employment with the Companies in circumstances where either of them would be a Good Leaver under sub-paragraphs (c), (d) and (e) of the definition of Good Leaver (in paragraph 5.4.1 of Part A of this Schedule); or

1.13.2
terminate or give notice to terminate Alderbrook’s consultancy agreement with the Companies in circumstances which would constitute a good leaver event under sub-paragraph (c) of the definition of JG Good Leaver (in paragraph 5.4.2 of Part A of this Schedule).

SCHEDULE 11 – ACCOUNTS

PART A

The parties have entered into this document on the date stated at the beginning of it and it has been executed by the Buyer and the Buyer Guarantor and executed and delivered by each of the Sellers as a deed on the date stated at the beginning of it.

SIGNED as a deed by in the presence of:	Signature

Witness signature
Name (in BLOCK CAPITALS)
Address

SIGNED as a deed by in the presence of:	Signature

Witness signature
Name (in BLOCK CAPITALS)
Address

SIGNED as a deed by in the presence of:	Signature

Witness signature
Name (in BLOCK CAPITALS)
Address

EXECUTED as a deed by E-CIGS UK HOLDING COMPANY LIMITED acting by a director, in the presence of:	Signature Director
Print name
Witness signature
Name (in BLOCK CAPITALS)
Address

EXECUTED as a deed by VICTORY ELECTRONIC CIGARETTES CORPORATION acting by a director, in the presence of:	Signature Director
Print name
Witness signature
Name (in BLOCK CAPITALS)
Address